SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	2017 Interim Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: September 11, 2017	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Exhibit 99.1

( A joint stock limited company incorporated in the People’s Republic of China ) Stock code: 00338 Hong Kong 600688 Shanghai SHI New York 2017 INTERIM REPORT

CONTENTS

2	Important Message

3	Definitions

4	Major Financial Data and Indicators

7	Report of the Directors

25	Major Events

35	Change in Share Capital of Ordinary Shares and Shareholders Status

39	Directors, Supervisors, Senior Management and Others

45	Documents for Inspection

46	Report on Review of Interim Financial Information

A. Condensed Consolidated Interim Financial Information Prepared under International Financial Reporting Standards (unaudited)

47	Interim Condensed Consolidated Income Statement

48	Interim Condensed Consolidated Statement of Comprehensive Income

49	Interim Condensed Consolidated Balance Sheet

51	Interim Condensed Consolidated Statement of Changes in Equity

52	Interim Condensed Consolidated Statement of Cash Flows

53	Notes to the Condensed Consolidated Interim Financial Information

B. Interim Financial Statements Prepared under China Accounting Standards for Business Enterprises (unaudited)

78	Consolidated and Company Balance Sheets

80	Consolidated and Company Income Statements

82	Consolidated and Company Cash Flow Statements

84	Consolidated Statement of Changes in Shareholders’ Equity

85	Statement of Changes in Shareholders’ Equity

86	Notes to the Financial Statements

198	Supplementary Information to the Financial Statements

201	Written Confirmation on the 2017 Interim Report Issued by Directors, Supervisors and Senior Management

202	Corporate Information

IMPORTANT MESSAGE

(1)	The Board, the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited and its Directors, Supervisors and senior management warrant the truthfulness, accuracy and completeness of the information contained in this 2017 interim report, and warrant that there are no false representations or misleading statements contained in, or material omissions from, the interim report of the Company, and severally and jointly accept responsibility.

(2)	Directors who have not attended the Board meeting for considering and approving the 2017 interim report of the Company:

Name of Director	Position	Reason for Absence	Name of Proxy

Lei Dianwu	Director	Business Engagement	Zhang Yimin

Mo Zhenglin	Director	Business Engagement	Zhang Yimin

(3)	The interim financial report for the six months ended 30 June 2017 is unaudited.

(4)	Mr. Wang Zhiqing, Chairman and President, Mr. Zhou Meiyun, Executive Director and Chief Financial Officer overseeing the accounting operations; and Mr. Zhang Feng, Financial Officer, person in charge of Accounting Department (Accounting Chief), hereby warrant the truthfulness, accuracy and completeness of the financial report contained in the 2017 interim report.

(5)	The Company did not distribute the half-year profit for 2017 nor was there any capitalisation of capital reserves.

(6)	The statements regarding the Company’s plans for future development and operations are forward-looking statements and do not constitute any commitments to investors. Investors should pay attention to the relevant investment risks.

(7)	There was no incident of appropriation of funds by the controlling shareholder of the Company and its connected parties for non-operational purposes.

(8)	The Company did not provide external guarantees in violation of the required decision-making procedures.

(9)	Reminder of Major Risks

Potential risks are elaborated in this interim report. Please refer to “Management Discussion and Analysis” in “Report of the Directors” for details of the potential risks arising from the future development of the Company.

(10)	The 2017 interim report is published in both Chinese and English. In the event of any discrepancy between the English and Chinese versions, the Chinese version shall prevail.

DEFINITIONS

In this report, unless the context otherwise specifies, the following terms shall have the following meanings:

“Company” or “Sinopec Shanghai”	Sinopec Shanghai Petrochemical Company Limited

“Board”	the board of directors of the Company

“Director(s)”	the Director(s) of the Company

“Supervisory Committee”	the Supervisory Committee of the Company

“Supervisor”	the Supervisor(s) of the Company

“PRC” or “China”	the People’s Republic of China

“Reporting Period”	the six months ended 30 June 2017

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Shanghai Stock Exchange”	The Shanghai Stock Exchange

“Group”	the Company and its subsidiaries

“Sinopec Group”	China Petrochemical Corporation

“Sinopec Corp.”	China Petroleum & Chemical Company

“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Shanghai Listing Rules”	The Rules Governing the Listing of Securities on the Shanghai Stock Exchange

“Model Code for Securities Transactions”	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Hong Kong Listing Rules

“Securities Law”	the PRC Securities Law

“Company Law”	the PRC Company Law

“CSRC”	China Securities Regulatory Commission

“Articles of Association”	the articles of association of the Company

“Hong Kong Stock Exchange website”	www.hkexnews.hk

“Shanghai Stock Exchange website”	www.sse.com.cn

“Website of the Company”	www.spc.com.cn

“HSE”	Health, Safety, and Environment

“COD”	Chemical Oxygen Demand

“EVA”	Ethylene Vinyl Acetate

“SFO”	the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong)

“Corporate Governance Code”	the Corporate Governance Code set out in Appendix 14 to the Hong Kong Listing Rules

“Share Option Incentive Scheme”	the A Shares Share Option Incentive Scheme of the Company

MAJOR FINANCIAL DATA AND INDICATORS

Prepared under China Accounting Standards for Business Enterprises (“CAS”)

(1)	Major Accounting Data and Financial Indicators

1.	Major Accounting Data

Major accounting data	The Reporting Period (January to June)	Corresponding period of the previous year	Unit: RMB’000 Increase/decrease as compared to the corresponding period of the previous year (%)
Operating income	43,106,950	36,993,191	16.53
Total profit	3,251,226	4,050,004	-19.72
Net profit attributable to equity shareholders of the Company	2,575,479	3,096,675	-16.83
Net profit attributable to equity shareholders of the Company excluding non-recurring items	2,571,583	3,117,585	-17.52
Net cash generated from operating activities	2,358,780	4,645,024	-49.22

	As at the end of the Reporting Period	As at the end of the previous year	Increase/decrease at the end of the Reporting Period as compared to the end of the previous year (%)
Net assets attributable to equity shareholders of the Company	24,655,092	24,750,048	-0.38

Total assets	37,301,664	34,123,693	9.31

MAJOR FINANCIAL DATA AND INDICATORS (continued)

Prepared under CAS

2.	Major Financial Indicators

Major financial indicators	The Reporting Period (January to June)	Corresponding period of the previous year	Increase/decrease as compared to the corresponding period of the previous year (%)
Basic earnings per share (RMB/Share)	0.238	0.287	-17.07
Diluted earnings per share (RMB/Share)	0.238	0.287	-17.07
Basic earnings per share excluding non-recurring items (RMB/Share)	0.238	0.289	-17.65
Return on net assets (weighted average) (%)*	9.821	14.465	Decreased by 4.644 percentage points
Return on net assets excluding non-recurring items (weighted average) (%)*	9.805	14.555	Decreased by 4.75 percentage points

*	The above-mentioned net assets do not include minority shareholders’ interests.

(2)	Differences between Financial Statements Prepared under CAS and International Financial Reporting Standards (“IFRS”)

				Unit: RMB’000
	Net profit attributable to equity shareholders of the Company		Net assets attributable to equity shareholders of the Company
	The Reporting Period	Corresponding period of the previous year	At the end of the Reporting Period	At the beginning of the Reporting Period
Prepared under CAS	2,575,479	3,096,675	24,655,092	24,750,048
Prepared under IFRS	2,598,499	3,148,609	24,628,014	24,721,965

For a detailed description of the differences between financial statements prepared under CAS and IFRS, please refer to the Supplementary Information to the Financial Statements prepared under CAS.

MAJOR FINANCIAL DATA AND INDICATORS (continued)

Prepared under CAS

(3)	Non-recurring Profit and Loss Items

Unit: RMB’000
Non-recurring profit and loss items	Amount
Net loss from disposal of non-current assets	-5,130
Employee reduction expenses	-8,806
Government grants recorded in current period’s profit and loss (excluding government grants pursuant to the State’s unified standard sum or quota to closely related corporate business)	30,548
Income from external entrusted loans	694
Other non-operating income and expenses other than those mentioned above	-10,830
Effect attributable to minority interests (after tax)	-1,041
Income tax effect	-1,539

Total	3,896

  REPORT OF THE DIRECTORS

(1)	Management Discussion and Analysis of the Overall Operations during the Reporting Period

(The following discussion and analysis should be read in conjunction with the unaudited financial report of the Group and the notes in this interim report. Unless otherwise specified, certain financial data involved hereinafter are extracted from the unaudited interim financial report prepared in accordance with IFRS.)

1. Review of the Company’s operations during the Reporting Period

The first half of 2017 saw continuation of a moderate recovery in the global economy, and there was a temporary relief of the previous political uncertainty. The easing monetary policies have promoted more rapid growth, while higher global commodity prices have stimulated both international trade and demand. Consequently, the economies of both developed and emerging economies have improved. While the Chinese economy continued to fluctuate within a reasonable range, there were evident signs of a steady economic development. Particularly, economic growth rate remained stable and a GDP (gross domestic product) growth of 6.9% was recorded in the first half of the year, representing an increase of 0.2 percentage point as compared to the same period of last year. The overall economic operations of the petrochemical industry in the PRC was good. After continuous adjustments over the last few years, the supply and demand structure has improved and development capacity and standards have been strengthened, resulting in a restorative growth. However, problems such as market volatility, weak investment sentiment, increased pressure on external trades and costs rebounding at a faster pace, continued to exist.

The Group made substantial efforts in maintaining stable operations of its equipment, optimizing production and operations, reducing costs and expenses and expanding market share in the first half of 2017. These efforts served to ensure the safety and stability of the enterprise, sound operations in its production, and successful completion of facility overhaul and revamp. As the Group started the equipment overhaul in the first half of the year, there was a reduction in the volume of crude oil processed and a corresponding decrease in the amount of products. Meanwhile, prices of raw material, refined oil and petrochemical products increased significantly compared to the same period of last year. A growth in sales was recorded during the Reporting Period. For the six months ended 30 June 2017, the Group’s turnover reached RMB43,081.4 million, an increase of RMB6,112.9 million, representing an increase of 16.54% as compared to the same period of last year. The profit before tax was RMB3,274.2 million (profit before tax for the same period of last year was RMB4,101.9 million), representing a decrease of RMB827.7 million from the same period of last year. Profit after tax and non-controlling shareholder interests was RMB2,598.5 million (profit for the same period of last year was RMB3,148.6 million), representing a decrease of RMB550.1 million from the same period of last year.

REPORT OF THE DIRECTORS (continued)

In the first half of 2017, the total production volume of the Group reached 6,095,400 tons, representing a year-on-year decrease of 6.38%. From January to June, the Group processed 6,804,200 tons of crude oil (including 1,148,900 tons of crude oil processed on a sub-contract basis), representing a year-on-year decrease of 7.48%. The production volume of refined oil products in total reached 4,064,500 tons, representing a year-on-year decrease of 8.40%. Among these, the output of gasoline was 1,516,600 tons, representing a year-on-year decrease of 2.94%; the diesel output was 1,806,000 tons, representing a year-on-year decrease of 11.42%; and the jet fuel output was 741,900 tons, representing a year-on-year decrease of 11.23%. The Group produced 355,400 tons of ethylene and 284,800 tons of paraxylene, representing a year-on-year decrease of 14.32% and 13.91%, respectively. The Group also produced 465,000 tons of synthetic resins and plastic (excluding polyesters and polyvinyl alcohol), representing a year-on-year decrease of 11.80%; 321,600 tons of synthetic fibre monomers, representing a year-on-year decrease of 3.51%; 200,900 tons of synthetic fibre polymers, representing a year-on-year decrease of 7.63%; and 95,700 tons of synthetic fibres, representing a year-on-year decrease of 13.32%. For the first half of the year, the sales to output ratio and debt recovery ratio of the Group were 99.19% and 100%, respectively.

The Group achieved progress in HSE and ensured all equipment were operating steadily. During the first half of 2017, the Group strictly implemented the HSE accountability system at all levels and strengthened the specific performance evaluation in terms of HSE management. Source management was strengthened for environmental protection and source management of oil sewage has begun on a pilot basis. With consistent efforts in promoting comprehensive environmental controls, the total emission of various pollutants continued to show a downward trend. While the compliance rate for sewage emission has reached 100%, the total emission of COD, ammonia nitrogen, sulfur dioxide and nitrogen oxides decreased by 4.78%, 15.40%, 31.24% and 18.24%, respectively compared with the same period of last year. Moreover, the Group has strengthened management over its operations and production as well as the management and appraisal over unscheduled suspensions. As a result, the frequency and durations of unscheduled suspensions have decreased by 60.00% and 72.97%, respectively, compared with the same period of last year. The Group’s equipment maintained stable operation as a whole. Out of the 80 key technical and economic indicators covered in the assessment, 39 of them achieved a better performance than last year, representing a year-on-year improvement rate of 48.75%, while 24 of them reached the advanced industry level, representing an industry advance ratio of 30.00%. The Group successfully completed the equipment overhaul in the second quarter, where substantial improvement and revamp were made to the No. 3 atmospheric and vacuum distillation series and the old ethylene plant. At present, all equipment that underwent overhaul are operating normally and steadily.

REPORT OF THE DIRECTORS (continued)

The Group further implemented optimization of production and operations as well as reduction of costs and expenses. During the first half of 2017, the Group continued to adhere to the profit forecast mechanism of dynamic optimization. Based on the profit forecast, the Group adjusted the equipment workload, the configuration of raw materials and products, and the processing workflow to maximize profitability. By optimizing the operations of catalyst facilities and outsourcing the processing of low octane gasoline components, the Group has improved the blending process of gasoline, as well as increased gasoline output and proportion of high-grade gasoline. The aggregate diesel to gasoline ratio was 1.19:1 (2016: 1.35:1), representing a further reduction of 0.16 as compared to the whole year last year. Besides, the Group has also optimized the raw material configuration of ethylene cracking and reduced the cost of ethylene raw materials by optimizing the desulphurization and sweetening process of liquefied light hydrocarbon, and the direct delivery of medium pressure hydrogenated heavy Naphtha to pre-hydrogenation facility. As part of its ongoing reduction of costs and expenses, the Group continued to make vigorous efforts in controls and assessment over costs on catalysts, additives and solvents, and implemented a cost control accountability system on a departmental basis. The Group also fully utilized its indirectly owned subsidiary Shanghai Jinmao International Trading Company Ltd. (“Jinmao International”), as a platform to develop offshore trading and reduce costs of foreign exchange settlement and sales. In the first half of the year, operation volume reached 1,003,100 tons, representing a year-on-year increase of 48.50%.

The Group made progress in project construction, technological development and digitalization. During the first half of 2017, we further improved the Company’s industrial development under the “13th Five-Year Plan” and continued advancing progress of projects such as the 300,000 tons/year alkylation plant and revamps in thermal power cogeneration with ultra low emission and energy saving project. The Group also actively implemented environmental management projects, including completion and operational commencement of several projects, such as the revamp of No. 3 and No. 4 sulfur recovery units for compliant exhaust emission, the compliant emission of No. 2 boiler of the thermal power division, which have made outstanding achievements in emission reduction. The Group also actively worked with Jiaxing government to synchronize with the construction of Shanghai demonstration area. Combined with the construction of “G60 Science and Innovation Corridor”, the Group was actively seeking cooperation opportunities in the area around Ping Hu City and signed a cooperation memorandum with Ping Hu New Material Industry Park. Besides, the Group also accelerated development of the integrated technology of PAN (Polyacrylonitrile) based carbon fibre, development of large tow fibre precursor technology and the research and development of high performance carbon fibre product series. The Group has also put efforts in research and development (“R&D”) projects, such as the technology for industrialization and product development of specialized materials for high performance bimodal HDPE (high-density polyethylene) pipelines. In the first half of the year, the Group developed and manufactured 129,400 tons of new products and 345,400 tons of new synthetic resins products and specialized polyolefin materials, with a differentiation rate for synthetic fibres at 87.55%. The Group also submitted 19 patent applications and obtained 15 patent rights. Moreover, the Group accelerated the promotion of its in-depth “digitalization and industrialization”, and its operation management system and customer service information system have passed inspection and acceptance procedure.

REPORT OF THE DIRECTORS (continued)

To further enhance corporate governance, the Group took proactive measures in the first half of the year to optimize its corporate governance structure, the R&D system and mechanism, and the talent development system. The Group also streamlined the organizational structure through adjusting and optimizing its entities with a view to steadily enhancing the Group’s operational efficiency. A pilot system has been established to optimize talent development system and to improve the employee performance evaluation system, thereby developing channels for flexible talent recruitment and development. To control the total number of employees, the Group promoted the outsourcing of its business projects.

The following table sets forth the Group’s sales volume and net sales after business tax and surcharges for the Reporting Period:

	For the six months ended 30 June
	2017			2016
	Sales	Net Sales		Sales	Net Sales
	volume	(RMB		volume	(RMB
	(’000 tons)	Million)%		(’000 tons)	Million)%

Synthetic fibres	90.7	1,032.0	2.8	105.1	966.1	3.1
Resins and plastics	591.7	4,689.2	12.7	664.7	4,609.8	15.0
Intermediate petrochemicals	882.6	4,722.2	12.7	1,016.7	4,105.7	13.3
Petroleum products	3,955.9	14,270.1	38.5	4,100.2	11,669.6	37.9
Trading of petrochemical products	—	11,941.7	32.2	—	9,003.3	29.2
Others	—	420.9	1.1	—	427.8	1.5

Total	5,520.9	37,076.1	100.0	5,886.7	30,782.3	100.0

In the first half of 2017, net sales of the Group amounted to RMB37,076.1 million, representing an increase of 20.45% over the same period of last year. Among which, net sales of synthetic fibres, resins and plastics, intermediate petrochemical products, petroleum products and trading of petrochemical products increased by 6.82%, 1.72%, 15.02%, 22.28% and 32.64%, respectively. The increase in net sales of products was mainly due to a general increase in the unit prices of products during the Reporting Period as compared to the same period of last year. The increase in the net sales from the trading of petrochemical products was mainly attributable to the increase in the business volume of Jinmao International, an indirectly owned subsidiary of the Group, during the Reporting Period. In the first half of the year, the Group’s net sales of “Others” decreased by 1.64% over the same period of last year, which was mainly attributable to the decrease in the Group’s revenue from oil processed on a sub-contract basis, as compared to the same period of last year.

Most of the Group’s products are sold in Eastern China.

In the first half of 2017, the Group’s cost of sales increased by 27.79% year-on-year to RMB34,266.0 million, representing 92.42% of total net sales.

REPORT OF THE DIRECTORS (continued)

The Group’s main raw material is crude oil. The global crude oil prices showed a stable but declining pattern in the first half of 2017. Crude oil prices maintained at US$50-60/barrel in January to May, then prices showed signs of decline from June. In the first half of 2017, the highest and lowest closing prices of Brent crude oil futures were US$57.10/barrel and US$44.82/barrel, respectively, and the half-year average price was approximately US$52.74/barrel, representing a year-on-year increase of 33.18%. The highest and lowest closing prices of West Texas Intermediate crude oil futures were US$54.45/barrel and US$42.53/ barrel, respectively, and the half-year average price was approximately US$50.05/barrel, representing a year-on-year increase of 26.55%. The highest and lowest closing prices of Dubai crude oil futures were US$58.55/barrel and US$43.55/barrel, respectively, and the half-year average price was approximately US$52.13/barrel, representing a year-on-year increase of 40.66%.

In the first half of 2017, the average unit cost of crude oil processed by the Group (for its own account) was RMB2,653.83/ton, representing an increase of RMB908.59/ton over the same period of last year, or an increase of 52.06%. The Group processed a total of 5,655,300 tons of crude oil (excluding crude oil processed on a sub-contract basis), representing a decrease of 381,900 tons over the same period of last year. Taken together, the total costs of processed crude oil increased by RMB4,472 million. Processing costs decreased by RMB666 million due to a decrease in the volume of crude oil processed. The increase in unit cost of processed crude oil brought costs up by RMB5,138 million. In the first half of 2017, the Group’s cost of crude oil accounted for 43.80% of the total cost of sales.

In the first half of 2017, the Group’s cost for other ancillary materials amounted to RMB4,136.2 million, which is basically the same as that of same period of last year. During the Reporting Period, the Group’s depreciation and maintenance expenses decreased by 2.07% year-on-year to RMB918.5 million and RMB751.6 million respectively, mainly due to the decrease in depreciation expenses during the Reporting Period as certain fixed assets were fully depreciated. Maintenance expenses grew by 20.26% year-on-year, mainly due to an increase in maintenance work during the Reporting Period, which led to the rise in maintenance costs. Fuel and power expenses increased by 19.24% year-on-year to RMB998 million during the Reporting Period, mainly due to the increase in the unit purchase price of coal.

In the first half of 2017, sales and administrative expenses of the Group amounted to RMB237.6 million, representing a decrease of 6.53% as compared with RMB254.2 million over the same period of last year. This was mainly due to the decrease in transportation and loading fees during the Reporting Period.

In the first half of 2017, other operating income of the Group amounted to RMB53.5 million, representing an increase of RMB19.0 million over the same period of last year. This was mainly due to an increase in government subsidy during the Reporting Period.

In the first half of 2017, the Group’s net finance income amounted to RMB95.9 million, compared to RMB7.0 million in net finance income over the same period of last year. This was mainly due to a significant increase in interest income during the Reporting Period.

In the first half of 2017, the Group’s profit after tax and non-controlling shareholder interests was RMB2,598.5 million, representing a decrease of RMB550.1 million as compared with RMB3,148.6 million over the same period of last year.

REPORT OF THE DIRECTORS (continued)

Liquidity and Capital Resources

The Group’s net cash inflow generated from operating activities amounted to RMB2,350.2 million in the first half of 2017 as compared to a net cash inflow of RMB4,613.4 million over the same period of last year, which was mainly due to profit before tax during the Reporting Period amounted to RMB3,274.2 million (profit before tax of the same period of last year was RMB4,101.9 million.

In the first half of 2017, the Group’s net cash generated from investing activities amounted to RMB111.0 million as compared to a net cash used of RMB5.9 million over the same period of last year. This was primarily attributable to a year-on-year increase in the dividends received by the Group from joint ventures and associate companies during the Reporting Period, resulting in an increase of RMB258.8 million in net cash generated from investing activities.

In the first half of 2017, the Group’s net cash generated from financing activities amounted to RMB63.4 million, compared to a net cash used of RMB1,235.9 million over the same period of last year, primarily attributable to the decrease of RMB3,040.3 million in cash paid by the Group for loan repayment during the Reporting Period.

Borrowings and Debts

The Group’s long-term borrowings are mainly used in capital expansion projects. In general, the Group arranges long-term borrowings according to its capital expenditure plans. On the whole, there is no seasonal borrowings. Short-term borrowings are used to replenish the Group’s working capital requirements during the normal course of production. During the first half of 2017, the Group’s total borrowings increased by RMB67.0 million to RMB613.4 million as at the end of the Reporting Period as compared to the beginning of the Reporting Period, mainly due to the increase of short-term borrowings by RMB67.0 million. As at 30 June 2017, the total borrowings of the Group at fixed interest rates amounted to RMB500 million.

Capital Expenditures

In the first half of 2017, the Group’s capital expenditures amounted to RMB398 million, mainly attributable to the implementation of various projects, including management of latent hazards of refined oil pipelines connecting Sinopec Shanghai to Chenshan, the transformation of sulfur recovery equipment for compliance with the standard for exhaust emission, the recycling project of oil tank and railway bridge of the Storage Division, the transformation of cogeneration unit for compliance with the emission standard, the transformation of No. 2 olefin cracking burner for low nitrogen burning and the closed rectification project of the fuel yard of the Thermal Power Division.

REPORT OF THE DIRECTORS (continued)

In the second half of 2017, the Group plans to complete the transformation of sulfur recovery equipment for compliance with the standard for exhaust emission, the recycling project of oil tank and railway bridge of the Storage Division, the transformation of cogeneration unit for compliance with the emission standard, the transformation of No. 2 olefin cracking burner for low nitrogen burning and the closed rectification project of the fuel yard of Thermal Power Division. The Group also plans to start the 300,000 tons/year alkylation plant project, the closed de-coking environmental governance project No. 2 of delayed coking equipment and the transformation of No. 3 and No. 4 boilers for compliance with the emission standard of the Thermal Power Division. The Group’s planned capital expenditures would be funded from the resources including cash generated from operations and from bank financing.

Gearing Ratio

As at 30 June 2017, the Group’s gearing ratio was 32.91% (As at 30 June 2016: 30.20%). The ratio is calculated using the following formula: total liabilities/total assets.

The Group’s Employees

As at 30 June 2017, the total number of enrolled employees of the Group was 10,721, among which the number of production staff was 6,398, the number of sales, financial and other staff was 3,179 and the number of administrative staff was 1,144. 51.49% of the Group’s employees were college graduates or above. In the first half of 2017, the total employees’ remuneration and benefits paid by the Group amounted to RMB1,204,364,000.

The Group’s employees and Directors are remunerated with reference to their position, performance, experience and prevailing salary trends in the market. Other benefits include the Share Option Incentive Scheme and the State-managed retirement pension scheme. The Group also provides professional and vocational training to employees.

Income Tax

The Enterprise Income Tax Law of the PRC took effect from 1 January 2008, subsequent to which the income tax rate for enterprises was uniformly adjusted to 25%. The income tax rate applicable to the Group in 2017 is 25%.

Disclosure Required by the Hong Kong Listing Rules

Save as disclosed herein, pursuant to paragraph 40 of Appendix 16 to the Hong Kong Listing Rules, the Company confirms that there were no material differences between the existing information of the Company relating to the matters as set out in paragraph 32 of Appendix 16 to the Hong Kong Listing Rules and the relevant information disclosed in the Company’s 2016 annual report.

REPORT OF THE DIRECTORS (continued)

2. Market Outlook and Work Plans for the Second Half of the Year

The global economy is expected to continue recovering moderately in the second half of 2017. Policy uncertainties in the developed European nations and the US will reduce, which will strengthen the confidence of investors and consumers. Infrastructure investment in countries along the “Belt and Road initiative”, especially in the PRC, will grow rapidly and give a strong boost to trade and economic development. The growth rate of international trade and investment would increase substantially, while the rebound in commodity prices would drive the growth of the emerging economies. Against the backdrop of further structural reforms in the supply-side in China and acceleration of the innovation-driven development strategy, there will be further positive changes to economic development. The Group made firm advances in line with “cutting overcapacity and excess inventory, deleveraging, reducing costs and strengthening areas of weakness” to improve the supply and demand balance. However, the prevailing volatilities and uncertainties of the global economy and the structural imbalance accumulated over a long period in the PRC will remain prominent. While China’s economic growth is expected to maintain a smooth and stable trend, the petrochemical industry in the PRC will continue capacity reduction and speed up transformation and upgrade as its top priority. Competition in refined oil market will become increasingly intense with the promulgation of the opinion of the State on the reform of the oil and gas system. It is anticipated that there will not be any fundamental improvement of the oversupply condition while the successive approvals of large-scale refinery and petrochemical projects such as the 40 million tons refining and petrochemical integration project in Zhoushan City, Zhejiang Province, will exacerbate the problem of excessive capacity. The increasingly stringent safety and environmental policies would also add greater pressure and challenges to the petrochemical corporations.

The global demand for petroleum is expected to improve in the second half of 2017 which may result in a decrease in petroleum inventory around the world. However, the crude oil market will still face uncertainty and several bearish factors that will restrain increases in oil prices. For instance, production volume of Libya and Nigeria may still increase, the status of increase in crude oil production of the United States, whether OPEC and non-OPEC oil producing countries would strictly adhere to the agreement to reduce output, and the possibility of another round of rate hikes in the United States, which may trigger a stronger US dollar. The timing for attaining a balance between the global demand and supply of petroleum is expected to be delayed in the second half of 2017 and the average price for Brent crude oil may hover below US$55 per barrel.

In the second half of 2017, the Group will place more emphasis on enhancing development quality with the primary goal of increasing profitability. The Group will also coordinate to bring about safe and stable operations, enhancement of profitability, and future development in order to achieve its annual targets and missions.

REPORT OF THE DIRECTORS (continued)

(i)	Continue to consolidate the foundation for safety and environmental protection to ensure the stable operation of equipment. The Company will actively launch the “I Perform a Diagnosis for Safety” activity to identify safety risks, eliminate hidden safety hazards and prevent accidents. Meanwhile, the Company will proactively implement the comprehensive governance project of hidden safety hazards and the environment. It will also continue to strengthen efforts in management and assessment of unscheduled suspension of operation, and the stable operation of equipment after maintenance to ensure its technical economic indicators can achieve the annual assessment target.

(ii)	Continue to work aggressively on optimization and further enhancement of efficiency. The Company will adhere to its “prior planning to win” principle to optimize dynamic estimation throughout the whole process, emphasize on securing crude oil resources by optimizing and adjusting crude oil procurement strategy and controlling inventory within a reasonable level. The Company will continue to optimize the constitution of refined oil products by increasing the output of gasoline while decreasing diesel output, while raising the proportion of high-grade refined oil at the same time. The Company will adequately explore ethylene and propane resources in refining and petrochemical facilities, optimize raw materials for ethylene equipment with a view to enhancing the hydrocarbon recovery rate and lowering the production cost of ethylene. Optimization will also be carried out for the production technique to raise the loading of reorganization equipment in an effort to increase the production volume of Xylene. The Company will increase its efforts in reducing costs and expenses, and expand the coverage of the related measures. The link between production and sales plan of various products, such as acrylic fibres, polyester fibre and plastic, as well as the linkage between demand and supply of materials will be improved to reduce inventory cost.

(iii)	Actively promote key investment projects and implement R&D projects. The Company will continue to push ahead the implementation of various projects, such as the transformation of cogeneration unit for compliance with the emission standard by Sinopec Shanghai and the No. 2 ethylene cracking burner for low nitrogen burning, and commencement of the preparation works of projects such as 300,000 tons/ year alkylation plant project, the optimization of spinning procedure of Jinyang Acrylic Fibre plant, the transformation project of No. 3 and No. 4 burners for ultra clean discharge. The Company will closely monitor the progress of key R&D projects to ensure that the T300 carbon fibre equipment can achieve its production target at full capacity, while further promoting and expanding the applications of carbon fibre at the same time. The Company will focus on implementing construction of “smart plant”, accelerating the optimization of the entire refining and petrochemical integration process, and the launch of application of industrial robots, etc.

(iv)	Strengthen corporate management and foster a harmonious and stable environment. The Company will focus on adjusting and optimizing the organizational structure, initiate the trial run of horizontal management model of secondary units, streamline the technical units of equipment department and secondary units, and consolidate and integrate the professional services units. The Company also plans to improve the performance assessment system to continuously enhance the corporate management. The Company will continue to optimize the human resources structure and enhance the service quality of its employees. The Company will also conduct corporate stability risk assessment, formulate and implement various targeted measures in order to create a harmonious and stable environment for its production and operations as well as its reform and development.

REPORT OF THE DIRECTORS (continued)

(2)	Analysis of the Company’s Principal Performance during the Reporting Period (Certain of the following financial data is extracted from the unaudited interim report prepared under CAS)

1.	Analysis of Changes in the Related Financial Data

				Unit: RMB’000
Item	As at 30 June 2017	As at 31 December 2016	Change (%)	Reason for change
Cash at bank and on hand	7,955,926	5,440,623	46.23	Profit of the Reporting Period and a relatively abundant cash flow
Accounts receivable	1,776,299	1,656,580	7.23	Increases in the business volume of the trading business segment with an increase in accounts receivable
Short-term borrowings	613,421	546,432	12.26	Slight increase in credit loans
Accounts payable	5,817,181	5,082,470	14.46	Increases in the business volume of the trading business segment with an increase in accounts payable
Dividends payable	2,720,473	20,473	13,188.10	Increase in dividends declared during the Reporting Period

REPORT OF THE DIRECTORS (continued)

				Unit: RMB’000
	For the six months ended 30 June		Change
Item	2017	2016	(%)	Reason for change
Revenue	43,106,950	36,993,191	16.53	Increase in the price of petrochemical products and growth in the business of the trading segment
Cost of sales	32,841,971	25,177,628	30.44	Increase in the costs of crude oil and other raw materials
Finance expenses – net	-88,839	1,983	-4,580.03	Substantial increase in the interest income during the Reporting Period
Asset impairment losses	36,142	150,004	-75.91	The amount of the provision of fixed asset impairment for the Reporting Period was relatively small
Income tax expenses	671,073	948,241	-29.23	Decrease in the profit in the Reporting Period
Net profit attributable to shareholders of the Company	2,575,479	3,096,675	-16.83	Decrease in the profit in the Reporting Period
Net cash generated from operating activities	2,358,780	4,645,024	-49.22	Decrease in profit level in the Reporting Period
Net cash generated from/ (used in) investment activities	111,004	-5,941	-1,968.44	Increase in the investment returns in the Reporting Period
Net cash generated from/ (used in) financing activities	54,803	-1,267,427	-104.32	Reduce in the amount of loan repayment in the Reporting Period
Research and development costs	11,323	47,144	-75.98	Full amortization of the research and development costs of carbon fibre project

REPORT OF THE DIRECTORS (continued)

(3)	Analysis of Business Operations by Industry, Product and Geographical Location Segment

1.	Principal Operations by Industry or Product

							Unit: RMB’000
Principal Operations by Industry or Product
By industry or product	Revenue	Cost of operations	Gross profit margin (%)		Increase/ decrease in revenue as compared to same period of last year (%)	Increase/ decrease in cost of operations as compared to same period of last year (%)	Increase/decrease in gross profit margin as compared to same period of last year
Synthetic fibres	1,062,461	1,127,830	-6.15		6.35	21.38	Decreased by 13.14 percentage points
Resins and plastics	4,811,255	3,822,509	20.55		1.35	14.01	Decreased by 8.82 percentage points
Intermediate petrochemicals	4,861,394	3,259,968	32.94		14.50	19.64	Decreased by 2.88 percentage points
Petroleum products	19,970,061	12,398,802	37.91	Note	13.88	38.97	Decreased by 11.21 percentage points
Trading of petrochemical products	11,949,099	11,866,164	0.69		32.71	32.91	Decreased by 0.15 percentage point
Others	210,628	146,611	30.39		6.81	28.89	Decreased by 12.26 percentage points

Note: This gross profit margin is calculated according to the price of petroleum products which includes consumption tax. Gross profit margin of petroleum products after deducting consumption tax was 9.23%.

2.	Revenue by Geographical Location

		Unit: RMB’000
Geographical location	Revenue	Increase/decrease in revenue as compared to the same period of last year (%)
Eastern China	35,413,813	18.26
Other regions in China	1,511,123	-22.57
Exports	6,182,014	21.30

REPORT OF THE DIRECTORS (continued)

(4)	Analysis of Assets and Liabilities

						Unit: RMB’000
	As at 30 June 2017		As at 31 December 2016		Change of amount on 30 June 2017 as compared to 31 December 2016 (%)	Major reason of the change
Item	Amount	% of total assets	Amount	% of total assets
Inventories	7,016,933	18.81	6,159,473	18.05	13.92	Increase in the crude oil and petroleum products prices
Short-term borrowings	613,421	1.64	546,432	1.60	12.26	Decrease in loan due to decrease in capital demand
Accounts payable	5,817,181	15.59	5,082,470	14.89	14.46	Increase in the crude oil price

(5)	Analysis of Core Competitiveness

As one of the largest integrated petrochemical enterprises in China with an integrated refinery and petrochemical capacity, the Company possesses competitive business scale and strength, which have made it a major manufacturer of refined oil, intermediate petrochemical products, synthetic resins and synthetic fibres in China. The Company also has its self-owned utilities and environmental protection systems, as well as sea transport, inland shipping, rail transport and road transport ancillary facilities.

The Company’s major competitive advantages include quality, geographical location and its vertically integrated production. The Company has over 40 years of petrochemical production and management experience, and has accumulated extensive resources in the petrochemical industry. The Company has won several quality product awards from the central and local governments. Located at the core region of Yangtze River Delta, the most economically active region in China with strong demand for petrochemical products, the Company has built a comprehensive logistics system and supporting facilities with close geographic proximity with most of its clients which enables the Company to enjoy the convenience of coastal and inland shipping. This gave it a competitive edge in terms of transportation costs and timely delivery. The Company has leveraged its advantages in integrated refinery and petrochemical capacity to actively strengthen product structure, while continuously improving products quality and variety. The Company has also improved production technology and boosted capacity of key upstream equipment to maximize the use and the efficiency in the utilisation of its corporate resources, and is therefore able to achieve strong and sustainable development.

REPORT OF THE DIRECTORS (continued)

(6)	Analysis of Investments

1.	Entrusted Wealth Management and Entrusted Loans

(i)	Entrusted wealth management

The Company did not engage in entrusted wealth management during the Reporting Period.

(ii)	Entrusted loans

									Unit: RMB’000
Name of Borrower	Amount of entrusted loan	Loan period	Interest rate of loan %	Whether it is overdue	Whether it is a connected transaction	Whether it has been renewed	Whether it is under litigation	Source of funds and whether the funds are from fund-raising	Connected relationship	Expected income
Chevron Phillips Chemicals (Shanghai) Corporation	12,000	30/08/2016 - 29/08/2017	1.75	No	No	No	No	No	Nil	35
	12,000	29/09/2016 - 29/09/2017	1.75	No	No	No	No	No	Nil	52
	28,000	29/11/2016 - 28/11/2017	1.75	No	No	No	No	No	Nil	203
	12,000	27/12/2016 - 26/12/2017	1.75	No	No	No	No	No	Nil	104
	12,000	22/01/2017 - 21/01/2018	1.75	No	No	No	No	No	Nil	119

Note: The aforementioned entrusted loans are loans provided by Shanghai Golden Phillips Petrochemical Company Limited, a subsidiary of the Group, to the shareholders in proportion to its shareholdings.

2.	Application of Fund Raised

During the Reporting Period, the Company did not raise fund, nor has it used the fund raised from the previous reporting periods.

3.	Analysis of the Principal Subsidiaries and the Companies in which the Company has Investment Interests

Due to the decrease in the cost of raw materials, gross profit of products increased. Shanghai SECCO Petrochemical Company Limited (“Shanghai SECCO”), an associate company of the Group, recorded a net profit of RMB2,359 million during the Reporting Period, profit attributable to the Group is RMB472 million, representing 18.83% of net profit attributable to equity shareholders of the Company during the Reporting Period.

REPORT OF THE DIRECTORS (continued)

4.	Projects Funded by Non-Fund Raising Capital

		Unit: RMB’00,000,000
Major project	Total project investment	Amount of project investment in the Reporting Period	Status as at 30 June 2017
The EVA production device with a capacity of 100,000 tons/year	11.32	—	Preliminary design
Sinopec Shanghai transformation project for standard emission of cogeneration units	2.89	0.14	Construction in progress
The transformation project for low nitrogen burning of No.2 olefin cracking furnace	1.34	0.59	Construction in progress
The airtight transformation project of the fuel yard of the Thermal Power Division	1.00	0.18	Construction in progress
The transformation project of the oil refining department for standard emission of sulfur recovery unit	0.54	0.29	Completed

(7)	Other Disclosure Items

1.	Risk exposure

(i)	The cyclical characteristics of the petroleum and petrochemicals markets and price volatility in crude oil and petrochemical products may have an adverse impact on the Group’s operations

A large part of the Group’s operating revenue is derived from the sales of refined oil and petrochemical products. Historically, such products have been cyclical in nature and relatively sensitive to macroeconomic changes. Changes in regional and global economic conditions, productivity and output, prices and supply of raw materials, consumer demand and prices and supply of substitutes also have an effect. From time to time, these factors have a material impact on the prices of the Group’s products in regional and global markets. Given the reduction of tariffs and other import restrictions as well as the relaxation of control by the PRC government over the distribution and pricing of products, a substantial number of the Group’s products will increasingly be subject to the cyclical impact in the regional and global markets. In addition, the prices of crude oil and petrochemical products will remain volatile, and uncertain. Higher crude oil prices and lower petrochemical products prices are likely to have an adverse impact on the Group’s business, operating results and financial condition.

REPORT OF THE DIRECTORS (continued)

(ii)	The Group may be exposed to risks associated with the procurement of imported crude oil and may not be able to pass on all increased costs due to rising crude oil price

At present, the Group consumes a significant amount of crude oil for the production of petrochemical products. More than 95% of the crude oil consumption is imported. In recent years, crude oil prices have been subject to significant fluctuations due to a variety of factors, and the Group cannot rule out the possibility of any major unexpected event which may cause a suspension in crude oil supply. The Group has attempted to mitigate the effects of increased costs from rising crude oil prices by passing them on to the customers, but the ability to do so is subject to market conditions and government control. Since there is a time-lag between increases in crude oil prices and increases in petrochemical product prices, higher costs cannot be totally offset by raising the selling prices. In addition, the State also imposes strict control over the distribution of some petroleum products in China. For instance, some of the Group’s petroleum products are required to be sold to designated customers (such as subsidiaries of Sinopec Corp). Hence, when crude oil prices are high, the higher costs cannot be totally offset by raising the selling prices of the Group’s petroleum products.

(iii)	Substantial capital expenditures and financing requirements are required for the Group’s development plans, presenting a number of risks and uncertainties

The petrochemical industry is a capital-intensive industry. The Group’s ability to maintain and raise income, net income and cash flows is closely connected with ongoing capital expenditures. The Group’s estimated capital expenditures is estimated to amount to approximately RMB1,500.0 million in 2017, which will be met by financing activities and by internal funding. The Group’s actual capital expenditures may vary significantly due to the Group’s ability to generate sufficient cash flows from operations, investments and other factors that are beyond the Group’s control. Furthermore, there is no assurance as to the completion, cost or outcome of the Group’s fund raising projects.

The Group’s ability to secure external financing in the future is subject to a number of uncertainties which include the Company’s operating results, financial conditions and cash flows in the future; China’s economic conditions and the market conditions for the Group’s products; financing costs and conditions of the financial market, and issuance of government approval documents, as well as other risks associated with the development of infrastructure projects in China and so forth. The Group’s failure to secure sufficient financing required for its operations or development plans may have an adverse impact on the Group’s business, operating results and financial condition.

REPORT OF THE DIRECTORS (continued)

(iv)	The Group’s business operations may be affected by existing or future environmental protection regulations

The Group is subject to a number of environmental protection laws and regulations in China. Waste products (waste water, waste gas and waste residue) are generated during the Group’s production operations. Currently, the Group’s operations fully comply with all applicable Chinese environmental protection laws and regulations. However, the Chinese government may further enforce stricter environmental standards, and the Group cannot assure that the central or local governments will not issue more regulations or enforce stricter regulations which may cause the Group to incur additional expenses on environmental protection measures.

(v)	Changes in the monetary policy and fluctuations in the value of Renminbi may have an adverse impact on the Group’s business and operating results

The exchange rate of the Renminbi against the US Dollar and other foreign currencies may fluctuate and is subject to alterations due to changes in the political and economic situations. In July 2005, the PRC government overhauled its policy of pegging the value of the Renminbi to the US dollar by permitting the Renminbi to fluctuate within a certain band against a basket of foreign currencies. Since the adoption of this new policy, the value of the Renminbi against the US dollar fluctuates daily. In addition, the Chinese government has been under international pressure to further ease its exchange rate policy, and may as a result further change its currency policy. A small portion of our cash and cash equivalents are denominated in foreign currencies, including the US dollar. Any increase in the value of Renminbi against other currencies, including the US dollar, may decrease the Renminbi value of our cash and cash equivalents that are denominated in foreign currencies. On the other hand, most of our revenue is denominated in Renminbi, but a major part of our procurement of crude oil, certain equipment and certain debt repayments are denominated in foreign currencies. Any devaluation of Renminbi in the future will increase our costs and jeopardize profitability. Any devaluation of Renminbi may also have an adverse impact on the value of dividends payable in foreign currencies by the Group for H shares and American Depository Securities.

REPORT OF THE DIRECTORS (continued)

(vi)	Connected transactions may have an adverse impact on the Group’s business and economic efficiency

The Group, from time to time, conducts and will continue to conduct transactions with the Group’s controlling shareholder Sinopec Corp. and Sinopec Group, Sinopec Corp.’s controlling shareholder, as well as their connected parties (subsidiaries or associates). These connected transactions include the provision of the following services by such connected parties to the Group: raw materials purchases, agency sale of petrochemical products, construction, installation and engineering design services, petrochemicals industry insurance services and financial services, and the sale of petroleum and petrochemical products by the Group to Sinopec Corp. and its connected parties. These connected transactions and services conducted by the Group are carried out under normal commercial terms and in accordance with the relevant agreements. However, if Sinopec Corp. and Sinopec Group refuse to conduct such transactions or revise the agreements with the Group in a manner unfavorable to the Group, the Group’s business and business efficiency will be adversely impacted. Furthermore, Sinopec Corp. competes with the Group in certain sectors directly or indirectly or has an interest in businesses that compete with the Group. Since Sinopec Corp. is the controlling shareholder of the Group and its own interests may conflict with those of the Group, it may act for its own benefit regardless of the Group’s interests.

(vii)	Risks associated with control by the major shareholder

Sinopec Corp., the controlling shareholder of the Company, owns 5,460,000,000 A shares of the Company, which represents 50.56% of the total number of shares of the Company and gives it an absolute controlling position. Sinopec Corp. may, by using its controlling position, exercise influence over the Group’s production operations, fund allocations, appointment or removal of senior management and so forth, thereby adversely affecting the Group’s production operations as well as minority shareholders’ interests.

MAJOR EVENTS

(1)	General Meeting

Meeting session	Date	Designated websites for enquiry of publication of the resolutions	Date of publication of the resolutions
2016 annual general meeting	15 June 2017	Shanghai Securities News, China Securities Journal and Securities Times; the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company	16 June 2017

(2)	Plan for Ordinary Shares Profit Distribution or Capital Reserves Capitalization

1.	The Formulation, Implementation or Adjustment of Cash Dividend Policy

The 2016 Profit Distribution Plan was considered and approved at the 2016 annual general meeting held on 15 June 2017: to distribute a dividend of RMB2.50 per 10 shares (including tax) totalling RMB2,700,000,000 based on the total number of issued shares of 10.8 billion as at the record date for dividend payment. The relevant announcement was published in Shanghai Securities News, China Securities Journal and Securities Times on 16 June 2017 and was uploaded to the websites of the Hong Kong Stock Exchange, Shanghai Stock Exchange and the Company. On 6 July 2017, the Company published an announcement on the implementation of profit distribution plan for A shares for the year 2016. The record date for A shares dividend payment is 12 July 2017 and the ex-dividend date is 13 July 2017. The dividend payment date for both H shares and A public shares is 13 July 2017. The Profit Distribution Plan has been implemented as scheduled.

2.	Plan for Profit Distribution or Capital Reserves Capitalization during the Reporting Period

Nil.

(3)	Performance of Undertakings

1.	Undertakings Made by the De Facto Controller, Shareholders, Connected Parties, Purchaser of the Company and the Company during the Reporting Period or Continuing up to the Reporting Period

Undertakings about the Share Reform Scheme

The Company disclosed “The Explanatory Memorandum on the Share Reform Scheme (the Revised Draft)” on 20 June 2013, in which the Company’s controlling shareholder, Sinopec Corp., made the following major undertakings that continued up to the Reporting Period:

Sinopec Corp. shall continue to support the development of Sinopec upon the completion of the share reform scheme, and shall use the Company as a platform for the development of related businesses in the future.

MAJOR EVENTS (continued)

For details, please refer to “The Explanatory Memorandum on the Share Reform Scheme (the Revised Draft)” (Full Version) published in Shanghai Securities News and China Securities Journal on 20 June 2013, as well as the relevant announcements uploaded to the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company.

The draft of share reform scheme was reviewed and approved at the A shares shareholders’ meeting held on 8 July 2013. After the implementation of the share reform scheme on 20 August 2013, the Company’s A shares resumed trading, and the non-circulating shares previously held by non-circulating shares shareholders attained the right of circulation. For details of the implementation of the share reform scheme, please refer to the “Implementation Report on Sinopec Shanghai Petrochemical Company Limited Share Reform Scheme” published in China Securities Journal and Shanghai Securities News on 14 August 2013 and uploaded to the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company.

With regard to the aforementioned undertakings, the Company did not notice any violation of the undertakings.

(4)	Appointment and Dismissal of Auditors

During the Reporting Period, the Company has not changed the auditors.

(5)	Material Lawsuits or Arbitration

The Company has no material lawsuits or arbitration during the Reporting Period.

(6)	Punishment and Reprimand of the Listed Company and its Directors, Supervisors, Senior Management, Controlling Shareholders, De Facto Controller and Purchaser

During the Reporting Period, Mr. Pan Fei, independent non-executive Director, informed the Board that he has received an Advance Notice of Administrative Penalties and Prohibition to Access the Market issued by the CSRC. The CSRC intended to issue a warning and impose a fine of RMB50,000 on Mr. Pan in relation to the suspected illegal acts of information disclosure of Jiangsu Yabaite Technology Co., Ltd. (“Yabaite”) during Mr. Pan’s tenure as an independent director of Yabaite. The above information has been set out in the announcement dated 29 June 2017. On 7 July 2017, Mr. Pan Fei tendered his resignation as an independent non-executive Director and Chairman of the Audit Committee and member of the Strategy Committee of the Board due to personal work arrangement. His resignation took effect upon the election of a new independent non-executive Director at the first extraordinary general meeting of the Company of 2017 held on 2 August 2017.

Save as disclosed above, during the Reporting Period, the Company and its Directors, Supervisors, senior management, controlling shareholder, de facto controller and purchasers had not been investigated, administratively punished, publicly criticized by the CSRC nor publicly censured by the stock exchanges.

MAJOR EVENTS (continued)

(7)	Credit Status of the Listed Company and its Controlling Shareholder and De Facto Controller during the Reporting Period

During the Reporting Period, the Company and its controlling shareholder and de facto controller were not involved in any events regarding failure to perform obligations under a judgment of courts nor have they had any relatively large amount of debts which have become due and outstanding.

(8)	Share Option Incentive Scheme

1.	Share Option Incentive Scheme Disclosed in Relevant Announcements

Summary	Index of enquiry

The fifth meeting of the Eighth Session of the Board considered and passed the “Resolution on the adjustment to list of grantees and amount of initial grant under the Share Option Incentive Scheme” and the “Resolution on implementation of the initial grant under the Share Option Incentive Scheme”.

Published in China Securities Journal, Shanghai Securities News, Securities Times on 7 January 2015 and uploaded to the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company.

The 18th meeting of the Eighth Session of the Board considered and passed the “Resolution on the adjustment of peer benchmark enterprises of the A Shares Share Option Incentive Scheme of the Company”.

Published in China Securities Journal, Shanghai Securities News and Securities Times on 16 March 2017 and uploaded to the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company.

The “Resolution on the adjustment of peer benchmark enterprises of the A Shares Share Option Incentive Scheme of the Company” was considered and passed at the 2016 annual general meeting.

Published in China Securities Journal, Shanghai Securities News and Securities Times on 16 June 2017 and uploaded to the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company.

MAJOR EVENTS (continued)

2.	Share Option Incentive Scheme

(i)	Date and number of the initial grant

Date of grant of A shares share options: 6 January 2015

Number of A shares share options grantees: 214 persons

Number of A shares share options granted: 38,760,000

(ii)	Outstanding share options of Directors, chief executive and substantial shareholder during the Reporting Period

As at the beginning of the Reporting Period, the total number of outstanding A shares share options held by a total of five persons including directors, chief executive and substantial shareholders, and Mr. Jin Wenmin, Vice President, were 2,540,000.

As at the end of the Reporting Period, the total number of outstanding A shares share options held by the four persons, including Mr. Wang Zhiqing, Chairman and President, Mr. Gao Jinping, Vice Chairman and Vice President, Mr. Jin Qiang, Director and Vice President, Mr. Guo Xiaojun, Director, Vice President, Secretary to the Board and Joint Company Secretary, and Mr. Jin Wenmin, Vice President, were 2,110,000. Mr. Ye Guohua, former Director and Chief Financial Officer, resigned on 26 January 2017. Pursuant to the relevant terms of the Share Option Incentive Scheme, the 430,000 A shares share options granted to him lapsed during the Reporting Period.

(iii)	Outstanding share options granted to employees other than the persons mentioned in item (ii)

As at the beginning of the Reporting Period, the total number of outstanding A shares share options held by the Company’s key business personnel were 35,970,000.

During the Reporting Period, a total of 900,000 A shares share options granted to the Company’s key business personnel lapsed due to resignation of grantees and other reasons. As at the end of the Reporting Period, the total number of outstanding A shares share options held by the Company’s key business personnel was 35,070,000.

(iv)	Exercise price of the initial grant and adjustment of the exercise price

According to the principle disclosed by the Company on the determination of exercise price, the exercise price of the initial grant was RMB4.20 per share (in the event of dividend payment, capitalisation of capital reserves, bonus issue, subdivision or reduction of shares or placement of shares during the validity period, the exercise price shall be adjusted according to the Share Option Incentive Scheme). On 15 June 2016, the 2015 Profit Distribution Plan was considered and passed at the 2015 annual general meeting of the Company, whereby cash dividend of RMB1.00 was paid for every 10 shares. On 15 June 2017, the 2016 Profit Distribution Plan was considered and passed at the 2016 annual general meeting of the Company, whereby cash dividend of RMB2.50 was paid for every 10 shares, and the exercise price was adjusted to RMB3.85 per share.

MAJOR EVENTS (continued)

(v)	Validity period and exercise arrangement for the initial grant

The validity period of the share options is five years commencing from the grant date, but is subject to the exercise arrangements. The exercisable period for the share options is three years commencing from the expiry of the two-year period after the grant date. There are three exercisable periods (one year for each exercisable period, same below) under the Share Option Incentive Scheme. Upon the fulfillment of the exercise conditions, 40%, 30% and 30% of the total number of share options granted shall become exercisable within the 1st, 2nd and 3rd exercisable periods, respectively.

Stage	Arrangement	Exercise Ratio Cap
Grant Date	Determined by the Board upon fulfillment of the conditions for grant under the Share Option Incentive Scheme	—
1st Exercisable Period	Commencing on the first trading day upon the expiry of the 24-month period following the grant date and ending on the last trading day preceding the expiry of the 36-month period following the grant date	40%
2nd Exercisable Period	Commencing on the first trading day upon the expiry of the 36-month period following the grant date and ending on the last trading day preceding the expiry of the 48-month period following the grant date	30%
3rd Exercisable Period	Commencing on the first trading day upon the expiry of the 48-month period following the grant date and ending on the last trading day preceding the expiry of the 60-month period following the grant date	30%

Save as disclosed herein, no A shares share options were granted pursuant to the Share Option Incentive Scheme or exercised by any grantees or cancelled or lapsed during the Reporting Period.

(vi)	Update on the Share Options Incentive Scheme up to the report date

At the third meeting of the Ninth Session of the Board of the Company held on 23 August 2017, “Resolution in respect of adjustment to the participants list and the number of share options of the A Shares Share Option Incentive Scheme of Sinopec Shanghai”, “Resolution in respect of adjustment to the exercise price of share options initially granted under the A Shares Share Option Incentive Scheme of Sinopec Shanghai” and “Resolution in respect of determination of the exercise date and fulfillment of exercise conditions for the first exercisable period of share options initially granted under the A Shares Share Option Incentive Scheme of Sinopec Shanghai” were considered and passed. A total of 2,410,000 A shares share options held by 15 participants shall lapse due to their resignation and other reasons. A total of 2,733,000 A shares share options held by 27 participants shall lapse after adjustment due to job transfer and other reasons.

MAJOR EVENTS (continued)

A total of 5,143,000 A shares share options shall lapse after adjustment. The total number of outstanding A shares share options after adjustment is 33,617,000. For the first exercisable period, a total of 14,212,500 A shares share options granted is exercisable.

(9)	Major Connected Transactions

1.	Connected Transactions related to Daily Operations

During the Reporting Period, pursuant to the Mutual Product Supply and Sales Services Framework Agreement entered into with the controlling shareholder of the Company, Sinopec Corp., and the de facto controller Sinopec Group on 23 August 2016, the Company purchased raw materials from Sinopec Group, Sinopec Corp. and their associates and sold petroleum products and petrochemicals products and leased properties to Sinopec Corp. and its associates, and Sinopec Corp. and its associates provided agency sales services for petrochemical products to the Company. Pursuant to the Comprehensive Services Framework Agreement entered into between the Company and the Company’s de facto controller Sinopec Group on 23 August 2016, the Company obtained construction installation, engineering design, petrochemical industry insurance and financial services from Sinopec Group and its associates.

The abovementioned transactions under the Mutual Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreement constituted continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules and constituted day-to-day connected transactions under the Shanghai Listing Rules. The Company has disclosed the two agreements and the respective continuing connected transactions under the agreements in the announcement dated 23 August 2016 and the circular dated 2 September 2016. These two agreements and the respective continuing connected transactions under the agreements, together with the associated annual caps from 2017 to 2019, were considered and approved at the first extraordinary general meeting of 2016 held on 18 October 2016.

During the Reporting Period, the relevant continuing connected transactions were conducted in accordance with the terms of the Mutual Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreement. The transaction amounts of the respective continuing connected transactions did not exceed the caps of the respective continuing connected transactions approved at the first extraordinary general meeting of 2016.

MAJOR EVENTS (continued)

The table below sets out the amounts of the continuing connected transactions of the Company with Sinopec Corp. and Sinopec Group during the Reporting Period:

				Unit: RMB’000
Type of connected transactions	Connected parties	Annual cap for 2017	Transaction amount during the Reporting Period	Percentage of the transaction amount of the same type of transaction (%)
Mutual Product Supply and Sales Services Framework Agreement
Purchases of raw materials	Sinopec Group, Sinopec Corp. and their associates	63,257,000	18,570,990	56.55%
Sales of petroleum and petrochemical products	Sinopec Corp. and its associates	82,507,000	21,483,561	49.84%
Property leasing	Sinopec Corp. and its associates	36,000	13,878	60.44%
Agency sales of petrochemical products	Sinopec Corp. and its associates	195,000	50,595	100%
Comprehensive Services Framework Agreement
Construction installation and engineering design services	Sinopec Group and its associates	1,788,000	53,476	13.42%
Petrochemical industry insurance services	Sinopec Group and its associates	140,000	63,387	97.32%
Financial services	Sinopec Group and its associates	200,000	0	—

On 5 December 2016, the Company entered into an asset leasing agreement (the “Lease Agreement”) with Baishawan branch of Sinopec Petroleum Reserve Company Limited (“Baishawan Branch”), a wholly-owned subsidiary of the Company’s de facto controller Sinopec Group. Pursuant to the Lease Agreement, the Company rents the oil tanks and ancillary facilities from Baishawan Branch at an annual rent up to RMB53,960,000 (exclusive of VAT), with the leasing period from 1 January 2016 to 31 December 2018. The Lease Agreement was considered and approved at the 16th meeting of the Eighth Session of the Board on 24 November 2016. Related announcements were published on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company, as well as on Shanghai Securities News, China Securities Journal and Securities Times on 25 November 2016. During the Reporting Period, the Company incurred leasing cost of RMB26,980,000.

MAJOR EVENTS (continued)

On 27 April 2017, the Company considered and approved the “Resolution on waiver of the pre-emptive rights in the assigned equity interests in a joint venture company, a connected transaction under the Shanghai Listing Rules” at the 19th meeting of the Eighth Session of the Board to give up its pre-emptive rights in acquiring the 50% equity interests in Shanghai SECCO held by BP Chemical East China Investment Company Limited (“BP East China”). Sinopec Corp. intended to acquire the above equity interests through its subsidiary, Sinopec Shanghai Gaoqiao Petrochemical Co., Ltd (“Sinopec Shanghai Gaoqiao”). Shanghai SECCO is a joint venture company of the Company, Sinopec Corp. and BP East China. Sinopec Corp. is a connected party of the Company. The Company’s waiver of its pre-emptive rights to acquire the equity interests in the co-invested company with the connected party constituted a connected transaction under the Shanghai Listing Rules. The transaction did not constitute a connected transaction under the Hong Kong Listing Rules. On 15 June 2017, the Company considered and passed the above connected transaction at its 2016 annual general meeting. Related announcements were published on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company, as well as on Shanghai Securities News, China Securities Journal and Securities Times on 28 April 2017 and 16 June 2017, respectively.

2.	Credits and Liabilities with Connected Parties

Unit: RMB’000
		Funds provided to connected parties			Funds provided by connected parties to the listed company
	Connected	Opening	Amount of	Closing	Opening	Amount of	Closing
Connected party	relationship	balance	transaction	balance	balance	transaction	balance
Sinopec Corp. and its subsidiaries, joint venture companies and associates & Sinopec Group and its subsidiaries	Controlling shareholder, de facto controller and its connected parties	179	0	179	71,924	21,020	50,904

Note 1: The period-end balance of the funds provided by the Group to the connected parties was mainly unsettled receivables arising from the provision of services and pipeline leases to Sinopec Corp., its subsidiaries and associates.

Note 2: The period-end balance of the funds provided by the connected parties to the Group was mainly unsettled payables arising from the services regarding construction installation and engineering design provided by Sinopec Group and its subsidiaries.

The prices of the continuing connected transactions conducted by the Company with Sinopec Group, Sinopec Corp. and their associates were determined, upon negotiations among the parties, on the basis of (i) State regulated prices, (ii) State guidance prices; or (iii) market prices. Such connected transactions were entered into in line with the Company’s production and operational needs. Accordingly, the aforementioned continuing connected transactions did not have a significant adverse impact on the Company’s independence.

MAJOR EVENTS (continued)

(10)	Material Contracts and their Performance

1.	Entrustments, Sub-contracts and Lease Arrangements

During the Reporting Period, the Company had no entrustments, sub-contracts or lease arrangements that generated 10% or more of the gross profit of the Company for the period.

2.	Guarantees

There were no guarantees provided by the Company during the Reporting Period.

3.	Other Major Contracts

There were no other major contracts of the Company during the Reporting Period.

(11)	Environmental Protection Situation of Key Pollutant-discharging Companies and their Subsidiaries as Announced by the Ministry of Environmental Protection

The Company is one of the contaminating enterprises under Intensive Monitoring and Control by the State proclaimed by the Ministry of Environmental Protection. According to Measures for Self-Monitoring and Information Disclosure by the Enterprises subject to Intensive Monitoring and Control of the State (Trial Implementation) (國家重點監控企業自行監測及信息公開辦法(試行)), the Company has disclosed to the public on the website of the Shanghai Environmental Protection Bureau the sites of the source of pollution, pollutant types and concentration of pollution which are subject to intensive monitoring and control of the State.

The Company, as a manufacturing enterprise in the petrochemical industry, consistently places environmental protection as its top priority. The Company continues to participate in ISO14001 Environmental Management System Certification. In January 2013, the Company received certifications from the Shanghai Audit Center of Quality regarding quality (GB/T 19001: 2008), environment (GB/T 24001: 2004) and occupational health and safety (GB/T28001: 2011). On 26 October 2016, the continued use of the title “All-China Environmentally Friendly Enterprise” (「中華環境好友企業」) was approved.

In 2017, the Company practiced development concepts of “Innovation, Coordination, Green, Openness and Sharing” persisted in green development and low-carbon strategy, adapted itself to the new norm of environment protection, continuously promoted the comprehensive environmental remediation in Jinshan District, carried on the sixth round of environmental protection three-year action and volatile organic compounds (“VOCs”) special treatment, implemented various measures to reduce emissions in order to realize economic, environmental and social effectiveness and achieve a multi-win situation. Besides, the Company standardized the management of environmental protection of the “Three Simultaneous Activities” for construction projects to keep on improving environmental protection capability.

MAJOR EVENTS (continued)

In the first half of 2017, the Company actively organized and implemented environmental protection and improvement projects, accelerated the construction of the “Refining sulfur unit exhaust” and “Improvement of low-nitrogen burners for the heating furnace” projects. In the first half of 2017, the emissions of sulfur dioxide and nitrogen oxides decreased by 31.24% and 18.24% year-on-year, respectively. At the same time, the compliance rate on both waste water and waste gas emissions were 100%, and all hazardous wastes were disposed of properly with a rate of 100%. The Company continually implements LDAR (Leak Detection and Repair) work and emission reduction of VOCs, to ensure the attainment of the emission reduction targets issued by the Municipal Environmental Protection Bureau. In the first half of 2017, a total of 736,069 sealing points were inspected, a total of 1,417 leakage points were detected, and a total of 1,289 leakage points were repaired. The repair rate was 90.97%.

In the first half of 2017, the Company paid a total of pollution discharge fees of RMB50,712,600 to the Shanghai Environmental Protection Bureau.

In the first half of 2017, the Company had 8 incidents of environmental administrative punishment, involving a total fine of RMB880,000. The main reasons for the punishment were: ineffective control on stable operations and continuous compliance of environmental management facilities, insufficient attention to the hazardous waste site management, insufficient control on the on-site emissions of production plants, and poor implementation of regular inspection and timely repairment in LDAR work.

(12)	Corporate Governance

The Company acted in strict compliance with regulatory legislations such as the Company Law, the Securities Law, the Corporate Governance Principles for Listed Companies and the Guidelines for Establishing the Independent Directors System for Listed Companies issued by the CSRC, as well as the relevant requirements of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange to push forward the innovation of the Company’s system and management, to improve the corporate governance structure, and to strengthen the establishment of the Company’s system in order to enhance the overall image of the Company.

(13)	Event after the Reporting Period

At the third meeting of the Ninth Session of the Board of the Company held on 23 August 2017, “Resolution in respect of adjustment to the participants list and the number of share options of the A Shares Share Option Incentive Scheme of Sinopec Shanghai”, “Resolution in respect of adjustment to the exercise price of share options initially granted under the A Shares Share Option Incentive Scheme of Sinopec Shanghai” and “Resolution in respect of determination of the exercise date and fulfillment of exercise conditions for the first exercisable period of share options initially granted under the A Shares Share Option Incentive Scheme of Sinopec Shanghai” were considered and passed. A total of 2,410,000 A shares share options held by 15 participants shall lapse due to their resignation and other reasons. A total of 2,733,000 A shares share options held by 27 participants shall lapse after adjustment due to job transfer and other reasons. A total of 5,143,000 A shares share options shall lapse after adjustment. The total number of outstanding A shares share options after adjustment is 33,617,000. For the first exercisable period, a total of 14,212,500 A shares share options granted is exercisable.

CHANGE IN SHARE CAPITAL OF ORDINARY SHARES AND SHAREHOLDERS

(1)	Change in Share Capital of Ordinary Shares during the Reporting Period

1.	Change in share capital of ordinary shares during the Reporting Period

There were no changes in the total number of shares and the share capital structure of the Company during the Reporting Period.

(2)	Issue of Securities

1.	Issue of Securities during the Reporting Period

During the Reporting Period, the Company did not issue any securities.

2.	Change in the Company’s Total Number of Ordinary Shares, Shareholding Structure and the Company’s Assets and Liabilities

There were no changes in the Company’s total number of shares, shareholding structure and the Company’s assets and liabilities as a result of bonus issues or share placements during the Reporting Period.

3.	Employees Shares

The Company had no employees shares as at the end of the Reporting Period.

(3)	Shareholders

1.	Total Number of Shareholders

Number of shareholders of ordinary shares as at the end of the Reporting Period	107,178

CHANGE IN SHARE CAPITAL OF ORDINARY SHARES AND SHAREHOLDERS (continued)

2.	Shareholding of the Top Ten Shareholders as at the End of the Reporting Period

Shareholding of the top ten shareholders

								Unit: Shares
		Increase/ decrease of shareholding	Number of shares held at the end of the Reporting		Number of
		during the			trading
		Reporting		Percentage of	restricted	Pledged/Frozen
Name of shareholders (Full name)	Class of shares	Period (shares)	Period (shares)	shareholding (%)	shares held (shares)	Status of shares	Number of shares	Nature of shareholders

China Petroleum & Chemical Corporation	A shares	0	5,460,000,000	50.56	0	None	0	State-owned legal person

HKSCC (Nominees) Limited	H shares	331,000	3,455,297,321	31.99	0	Unknown	—	Overseas legal person

China Securities Finance Corporation Limited	A shares	153,956,949	486,060,039	4.50	0	None	0	Others

Central Huijin Investment Ltd.	A shares	0	67,655,800	0.63	0	None	0	Others

China Life Insurance Company Limited-Dividend-Individual-Dividend-005L-FH002 Shanghai	A shares	-593,473	31,978,667	0.30	0	None	0	Others

Shanghai Kangli Industry and Trade Co., Ltd	A shares	0	22,375,300	0.21	0	None	0	Others

Bank of China Limited - China New Economy Flexible Allocation Hybrid Start-up Securities Investment Fund	A shares	0	19,645,656	0.18	0	None	0	Others

Abu Dhabi Investment Authority	A shares	-583,020	18,172,619	0.17	0	None	0	Others

NSSF Combination 412	A shares	1,913,800	15,499,197	0.14	0	None	0	Others

Bank of China Limited - Huatai Pinebridge Quantitative Index Enhanced Equity Securities Investment Fund	A shares	Unknown	14,324,939	0.13	0	None	0	Others

Note on connected relationship or acting in concert of the above shareholders	Among the above-mentioned shareholders, Sinopec Corp., a State-owned legal person, does not have any connected relationship with the other shareholders, and does not constitute an act-in-concert party under the Administrative Measures on Acquisition of Listed Companies.
Among the above-mentioned shareholders, HKSCC (Nominees) Limited is a nominee. Apart from the above, the Company is not aware of any connected relationship among the other shareholders, or whether any other shareholder constitutes an act-in-concert party under the
		Administrative Measures on Acquisition of Listed Companies.

CHANGE IN SHARE CAPITAL OF ORDINARY SHARES AND SHAREHOLDERS (continued)

(4)	Change in Controlling Shareholder or De Facto Controller

During	the Reporting Period, there was no change in the controlling shareholder or the de facto controller of the Company.

(5)	Interests and Short Positions of the Substantial Shareholders of the Company in Shares and Underlying Shares of the Company

As at 30 June 2017, so far as was known to the Directors and chief executive of the Company, the interests and short positions of the Company’s substantial shareholders (being those who are entitled to exercise or control the exercise of 5% or more of the voting power at any general meeting of the Company but excluding the Directors, chief executive and Supervisors) who are required to disclose their interests pursuant to Divisions 2 and 3 of Part XV of the SFO, in the shares and underlying shares of the Company or as recorded in the register of interests required to be kept under Section 336 of the SFO were as set out below:

Interests in ordinary shares of the Company

			Percentage of	Percentage of
Name of shareholder	Interests held or deemed as held (shares)	Note	total issued shares of the Company (%)	total issued shares of the relevant class (%)	Capacity

China Petroleum & Chemical Corporation	5,460,000,000 A shares (L) Promoter legal person shares		50.56	74.74	Beneficial owner

BlackRock, Inc.	242,638,937 H shares (L)	(1)	2.25	6.94	Interest of controlled corporation

	1,136,000 H shares (S)	(2)	0.01	0.03	Interest of controlled corporation

Corn Capital Company Ltd	187,478,000 H shares (L)	(3)	1.74	5.36	Beneficial owner

Qian Liying	187,478,000 H shares (L)	(3)	1.74	5.36	Interest of controlled corporation

(L): Long position; (S): Short position

Notes: (1)	Of the H shares (long position) held by BlackRock, Inc., 5,692,400 H shares (long position) were held through cash settled unlisted derivatives.

(2)	Of the H shares (short position) held by BlackRock, Inc., 934,000 H shares (short position) were held through cash settled unlisted derivatives.

(3)	These shares were held by Corn Capital Company Ltd. Qian Liying held 70% interests in Corn Capital Company Ltd. Pursuant to the SFO, Qian Liying was deemed to be interested in the shares held by Corn Capital Company Ltd.

(4)	Based on the information obtained by the Directors from the website of the Hong Kong Stock Exchange and as far as the Directors are aware, Sinopec Group directly and indirectly owns 71.32% of the issued share capital of Sinopec Corp. as at 30 June 2017. By virtue of such relationship, Sinopec Group is deemed to have an interest in the 5,460,000,000 A shares of the Company directly owned by Sinopec Corp.

CHANGE IN SHARE CAPITAL OF ORDINARY SHARES AND SHAREHOLDERS (continued)

Save as disclosed above, as at 30 June 2017, the Directors have not been notified by any person (other than the Directors, chief executive and Supervisors) that he or she had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register of interests required to be kept by the Company under Section 336 of the SFO.

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND OTHERS

(1)	Change in Shareholdings

1.	Changes in Shareholdings of the Current Directors, Supervisors and Senior Management and those Resigned during the Reporting Period

Unit: Shares
Name	Position	Number of shares held at the beginning of the Reporting Period	Number of shares held at the end of the Reporting Period	Change in the number of shares during the Reporting Period

Wang Zhiqing	Executive Director, Chairman and President	Nil	Nil	No Change
Wu Haijun	Executive Director and Vice Chairman	Nil	Nil	No Change
Gao Jinping	Executive Director, Vice Chairman and Vice President	Nil	Nil	No Change
Jin Qiang	Executive Director and Vice President	Nil	Nil	No Change
Guo Xiaojun	Executive Director, Vice President, Secretary to the Board and Joint Company Secretary	Nil	Nil	No Change
Zhou Meiyun	Executive Director, Vice President and Chief Financial Officer	Nil	Nil	No Change
Lei Dianwu	Non-executive Director	Nil	Nil	No Change
Mo Zhenglin	Non-executive Director	Nil	Nil	No Change
Zhang Yimin	Independent non-executive Director	Nil	Nil	No Change
Liu Yunhong	Independent non-executive Director	Nil	Nil	No Change
Du Weifeng	Independent non-executive Director	Nil	Nil	No Change
Pan Fei*	Independent non-executive Director	Nil	Nil	No Change
Li Yuanqin*	Independent non-executive Director	Nil	Nil	No Change
Zhang Jianbo*	Chairman of the Supervisory Committee and Supervisor	Nil	Nil	No Change
Zuo Qiang	Supervisor	Nil	Nil	No Change
Li Xiaoxia	Supervisor	Nil	Nil	No Change
Zhai Yalin	Supervisor	Nil	Nil	No Change
Fan Qingyong	Supervisor	Nil	Nil	No Change
Zheng Yunrui	Independent Supervisor	Nil	Nil	No Change
Choi Ting Ki	Independent Supervisor	Nil	Nil	No Change
Jin Wenmin	Vice President	Nil	Nil	No Change
Ye Guohua	Former Executive Director, Vice President and Chief Financial Officer	Nil	Nil	No Change

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND OTHERS (continued)

*	On 7 July 2017, Mr. Pan Fei requested to resign from his positions as independent non-executive Director, Chairman of the Audit Committee and member of the Strategy Committee due to personal work arrangement. Mr. Pan’s resignation took effect upon the election of a new independent non-executive Director at the first extraordinary general meeting of 2017 of the Company held on 2 August 2017.
*	On 2 August 2017, Ms. Li Yuanqin was appointed as independent non-executive Director at the first extraordinary general meeting of 2017. She was also appointed as the Chairman of the Audit Committee and member of the Strategy Committee at the second meeting of the Ninth Session of the Board on the same day.
*	On 11 July 2017, Mr. Zhang Jianbo requested to resign from his positions as Chairman of the Supervisory Committee and Supervisor due to a change of job assignment. Mr. Zhang’s resignation took effect upon the submission of the resignation letter to the Supervisory Committee of the Company on 11 July 2017.

(2)	A Shares Share Options Held by the Directors, Supervisors and Senior Management during the Reporting Period

						Unit: A shares share options
Name	Position	Number of A shares share options held at the beginning of the Reporting Period	Number of A shares share options granted during the Reporting Period	Number of exercisable A shares share options during the Reporting Period	Number of A shares share options exercised during the Reporting Period	Number of A shares share options cancelled/ lapsed during the Reporting Period	Number of A shares share options held at the end of the Reporting Period

Wang Zhiqing	Executive Director, Chairman and President	500,000	0	0	0	0	500,000
Gao Jinping	Executive Director, Vice Chairman and Vice President	500,000	0	0	0	0	500,000
Ye Guohua*	Executive Director, Vice President and Chief Financial Officer	430,000	0	0	0	430,000	0
Jin Qiang	Executive Director and Vice President	430,000	0	0	0	0	430,000
Guo Xiaojun	Executive Director, Vice President, Secretary to the Board and Joint Company Secretary	430,000	0	0	0	0	430,000
Jin Wenmin	Vice President	250,000	0	0	0	0	250,000

Total		2,540,000					2,110,000

*	On 26 January 2017, Mr. Ye Guohua requested to resign from his position. Pursuant to the term of the Share Option Incentive Scheme, the share options granted to Mr. Ye lapsed.

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND OTHERS (continued)

(3)	Changes in Directors, Supervisors and Senior Management during the Reporting Period

Name	Position held	Change	Reason/Former Position

Ye Guohua	Executive Director, Vice President and Chief Financial Officer	Resigned	Resignation on own accord

Zhang Jianbo	Secretary to the Board and Joint Company Secretary	Resigned	Resignation on own accord

Guo Xiaojun	Secretary to the Board and Joint Company Secretary	Appointed	—

Zhang Jianbo	Chairman of the Supervisory Committee and Supervisor	Appointed	—

Zhou Meiyun	Executive Director, Vice President and Chief Financial Officer	Elected	—

Pan Fei	Independent non-executive Director	Elected	Former Independent Supervisor

Choi Ting Ki	Independent Supervisor	Elected	Former Independent non-executive Director

Pan Fei*	Independent non-executive Director	Resigned	Resignation on own accord

Zhang Jianbo*	Chairman of the Supervisory Committee and Supervisor	Resigned	Resignation on own accord
Li Yuanqin*	Independent non-executive Director	Elected	—

*	On 7 July 2017, Mr. Pan Fei requested to resign from his positions as independent non-executive Director, Chairman of the Audit Committee and member of the Strategy Committee due to personal work arrangement. Mr. Pan’s resignation took effect upon the election of a new independent non-executive Director at the first extraordinary general meeting of 2017 of the Company held on 2 August 2017.
*	On 2 August 2017, Ms. Li Yuanqin was appointed as an independent non-executive Director at the first extraordinary general meeting of 2017. She was also appointed as the Chairman of the Audit Committee and member of the Strategy Committee at the second meeting of the Ninth Session of the Board on the same day.
*	On 11 July 2017, Mr. Zhang Jianbo requested to resign from his positions as a Chairman of the Supervisory Committee and Supervisor due to a change of job assignment. Mr. Zhang’s resignation took effect upon the submission of the resignation letter to the Supervisory Committee of the Company on 11 July 2017.

(4)	Interests and Short Positions of the Directors, Chief Executive and Supervisors in the Shares, Underlying Shares and Debentures of the Company or Its Associated Corporations

As at 30 June 2017, the interests and short positions of the Directors, chief executive and Supervisors of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or to be recorded in the register of interests required to be kept under Section 352 of the SFO; or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions set out in Appendix 10 to the Hong Kong Listing Rules were as follows:

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND OTHERS (continued)

Interests in underlying shares of the Company

		Number of
		underlying
		shares held
		in respect
		of A shares
		share options			Percentage of
		under the		Percentage of	total issued
		Share Option		total issued	shares of
		Incentive		shares of the	the relevant
Name	Position held	Scheme (shares)		Company (%)	class (%)	Capacity

Wang Zhiqing	Executive Director, Chairman and President	500,000	(L)	0.005	0.007	Beneficial owner

Gao Jinping	Executive Director, Vice Chairman and Vice President	500,000	(L)	0.005	0.007	Beneficial owner

Jin Qiang	Executive Director and Vice President	430,000	(L)	0.004	0.006	Beneficial owner

Guo Xiaojun	Executive Director, Vice President, Secretary to the Board and Joint Company Secretary	430,000	(L)	0.004	0.006	Beneficial owner

(L): Long position

Save as disclosed above, as at 30 June 2017, so far as was known to the Directors, chief executive and Supervisors of the Company, none of the Directors, chief executive or Supervisors of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or its associated corporations which were required to be disclosed or recorded pursuant to the SFO and the Hong Kong Listing Rules as mentioned above.

(5)	Changes in Directors’ and Supervisors’ Information

Disclosure of changes in Directors’ and Supervisors’ information pursuant to Rule 13.51B(1) of the Hong Kong Listing Rules are set out as below:

1.	From 15 June 2017, Mr. Choi Ting Ki’s position changed from independent non-executive Director to independent Supervisor and he resigned as Chairman of the Audit Committee.

2.	From 15 June 2017, Mr. Pan Fei’s Note position changed from independent Supervisor to independent non-executive Director and he was appointed as Chairman of the Audit Committee and member of the Strategy Committee.

3.	On 15 June 2017, Mr. Guo Xiaojun, executive Director and Vice President was appointed as Secretary to the Board, Joint Company Secretary and member of the Strategy Committee.

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND OTHERS (continued)

4.	Mr. Wang Zhiqing, executive Director, Chairman & President, was appointed as Chairman of the Strategy Committee; Mr. Zhou Meiyun, executive Director, Mr. Lei Dianwu and Mr. Mo Zhenglin, non-executive Directors and Mr. Pan Fei Note, independent non-executive Director, were appointed as members of the Strategy Committee, effective on 15 June 2017.

5.	The remuneration of Mr. Zheng Yunrui and Mr. Choi Ting Ki, independent Supervisors, was determined in accordance with the “Remuneration Payment Method for Independent Supervisors” approved at the Company’s 2016 AGM. Pursuant to the “Remuneration Payment Method for Independent Supervisors”, the standard allowance of independent Supervisors is RMB100,000 per annum payable by two instalments. The Company shall reimburse the independent Supervisors out of pocket expenses necessarily incurred in carrying out their duties in accordance with the Articles of Association and the travel expenses incurred for attending Supervisory Committee meetings, Board meetings and shareholders meetings.

6.	Mr. Zheng Yunrui, independent Supervisor, was appointed as member of the Expert Advisory Committee of Yangpu District of Shanghai People’s Procuratorate, and arbitrator of Shanghai No. 2 Intermediate People’s Court effective on 24 March 2017 and 26 June 2017, respectively.

Mr. Zheng submitted his written resignation to the board of directors of Yangzhou Chenhua New Material Co., Ltd. (“Chenhua”) on 17 April 2017 due to personal reason. Mr. Zheng’s resignation will become effective upon filling of his vacancy at the first extraordinary general meeting of 2017 of Chenhua.

7.	Mr. Zhou Meiyun, executive Director, ceased to be the manager of the Finance Department of Shanghai SECCO in April 2017.

8.	Mr. Liu Yunhong, independent non-executive Director, was appointed as an independent director of Shenergy Company Limited and Bank of Guiyang Co. Ltd. (both listed on the Shanghai Stock Exchange, stock code: 600642 and 601997, respectively) in May and July 2017, respectively.

Note:	On 7 July 2017, Mr. Pan Fei tendered his resignation as an independent non-executive Director and Chairman of the Audit Committee and member of the Strategy Committee due to personal work arrangement. The resignation of Mr. Pan Fei took effect upon the election of a new independent non-executive Director in the first extraordinary general meeting of 2017 of the Company held on 2 August 2017.

(6)	Audit Committee

On 22 August 2017, the Audit Committee of the Ninth Session of the Board held its first meeting, primarily to review the interim financial report of the Group for the Reporting Period.

(7)	Purchase, Sale and Redemption of the Company’s Securities

During the Reporting Period, the Company did not purchase, sell or redeem any of the Company’s securities (for the definition of “securities”, please refer to paragraph 1 of Appendix 16 to the Hong Kong Listing Rules).

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND OTHERS (continued)

(8)	Compliance with Corporate Governance Code

During the Reporting Period, the Company applied and complied with all code provisions set out in the Corporate Governance Code contained in Appendix 14 to the Hong Kong Listing Rules except for the deviation from code provision A.2.1 of the Corporate Governance Code as set out below.

Corporate Governance Code provision A.2.1: The roles of chairman and chief executive should be separate and should not be performed by the same individual.

Deviation: Mr. Wang Zhiqing was appointed as the Chairman and the President (equivalent to chief executive) of the Company.

Reason: Mr. Wang Zhiqing has extensive experience in the operations and management of petrochemicals enterprise. Mr. Wang is the most suitable candidate to serve both the positions of Chairman and President of the Company. For the time being, the Company has not been able to identify another person who is in possession of better or similar competency and talent as Mr. Wang to serve either of the above positions.

(9)	Compliance with Model Code for Securities Transactions

The Company has adopted and implemented the Model Code for Securities Transactions to regulate the securities transactions of the Directors and Supervisors. After making specific enquiries with all of the Directors and Supervisors and having obtained written confirmations from each Director and Supervisor, no incident of non-compliance with the Model Code for Securities Transactions by the Directors and Supervisors during the Reporting Period was noted by the Company.

The Model Code for Securities Transactions is also applicable to the senior management who may be in possession of unpublished inside information of the Company. No incident of non-compliance with the Model Code for Securities Transactions by the senior management of the Company was noted by the Company.

DOCUMENTS FOR INSPECTION

(1)	2017 interim report signed by the Chairman;

(2)	Financial statements signed and sealed by the legal representative, chief financial officer and accounting chief of the Company;

(3)	Originals of all documents and announcements of the Company which were disclosed in the newspapers designated by the CSRS during the Reporting Period;

(4)	Written confirmation of the interim report signed by the Company’s directors, supervisors and senior management.

The Company keeps all the documents listed above at the Company’s Secretariat, the address of which is as follows:

No.48 Jinyi Road, Jinshan District, Shanghai, PRC,

Postal code: 200540

Chairman: Wang Zhiqing

Date of filing approved by the Board: 23 August 2017

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

TO THE BOARD OF DIRECTORS OF SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

(Incorporated in the People’s Republic of China with limited liability)

Introduction

We have reviewed the interim financial information set out on pages 47 to 77, which comprises the interim condensed consolidated balance sheet of Sinopec Shanghai Petrochemical Company Limited (the “Company”) and its subsidiaries (together, the “Group”) as at 30 June 2017 and the related interim condensed consolidated statement of income, comprehensive income, changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 “Interim Financial Reporting” issued by the International Accounting Standards Board. The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with International Accounting Standard 34 “Interim Financial Reporting”. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with International Accounting Standard 34 “Interim Financial Reporting”.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, 23 August 2017

A.	Condensed consolidated interim financial information prepared under
International Financial Reporting Standards (unaudited)
Sinopec Shanghai Petrochemical Company Limited - For the six months ended 30 June 2017

INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT

		Unaudited
		Six-month period ended 30 June
	Note	2017 RMB’000	2016 RMB’000

Revenue	6	43,081,380	36,968,510
Sales taxes and surcharges		(6,005,273)	(6,186,162)

Net sales		37,076,107	30,782,348
Cost of sales		(34,265,969)	(26,814,760)

Gross profit		2,810,138	3,967,588

Selling and administrative expenses		(237,647)	(254,238)
Other operating income		53,533	34,497
Other operating expenses		(7,326)	(8,909)
Other losses - net	7	(5,454)	(25,696)

Operating profit	6	2,613,244	3,713,242

Finance income	7	119,203	41,500
Finance expenses	7	(23,269)	(34,549)
Share of profit of investments accounted for using the equity method		565,068	381,745

Profit before income tax		3,274,246	4,101,938

Income tax expense	8	(671,073)	(948,241)

Profit for the period		2,603,173	3,153,697

Profit attributable to:
- Owners of the Company		2,598,499	3,148,609
- Non-controlling interests		4,674	5,088

		2,603,173	3,153,697

Earnings per share attributable to owners of the Company for the period (expressed in RMB per share)

Basic earnings per share	9	RMB0.241	RMB0.292

Diluted earnings per share	9	RMB0.240	RMB0.291

The notes on pages 53 to 77 form an integral part of this condensed consolidated interim financial information.

Wang Zhiqing	Zhou Meiyun

Chairman and President	Director and Chief Financial Officer

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Unaudited
	Six-month period ended 30 June
	2017 RMB’000	2016 RMB’000
Profit for the period	2,603,173	3,153,697
Other comprehensive losses for the period - net of tax	(552)	—

Total comprehensive income for the period	2,602,621	3,153,697

Profit attributable to:
- Owners of the Company	2,597,947	3,148,609
- Non-controlling interests	4,674	5,088

Total comprehensive income for the period	2,602,621	3,153,697

The notes on pages 53 to 77 form an integral part of this condensed consolidated interim financial information.

Wang Zhiqing	Zhou Meiyun

Chairman and President	Director and Chief Financial Officer

INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

	Note	Unaudited 30 June 2017 RMB’000	Audited 31 December 2016 RMB’000

Assets

Non-current assets
Lease prepayment and other assets		831,557	705,456
Property, plant and equipment	11	12,791,321	13,474,287
Deferred income tax assets		100,543	103,091
Investment properties		390,537	380,429
Construction in progress		959,490	717,672
Investments accounted for using the equity method	12	3,793,956	3,688,794

		18,867,404	19,069,729

Current assets
Inventories		7,016,933	6,159,473
Trade receivables	13	603,800	414,944
Bills receivable	13	1,052,398	1,238,620
Other receivables	13	213,690	165,798
Prepayments		139,340	165,804
Amounts due from related parties	13,19(c)	1,280,095	1,290,619
Cash and cash equivalents	14	7,955,926	5,440,623

		18,262,182	14,875,881

Total assets		37,129,586	33,945,610

Equity

Equity attributable to owners of the Company
Share capital	9	10,800,000	10,800,000
Reserves	18	13,828,014	13,921,965

		24,628,014	24,721,965

Non-controlling interests		282,311	281,270

Total equity		24,910,325	25,003,235

INTERIM CONDENSED CONSOLIDATED BALANCE SHEET (continued)

	Note	Unaudited 30 June 2017 RMB’000	Audited 31 December 2016 RMB’000

Liabilities

Current liabilities
Borrowings	15	613,421	546,432
Trade payables	17	2,276,634	2,123,904
Advance from customers		424,270	462,992
Bills payable	17	88,000	5,000
Other payables	17	3,732,398	2,139,378
Amounts due to related parties	17,19(c)	4,960,990	3,044,304
Income tax payable		123,548	620,365

		12,219,261	8,942,375

Total liabilities		12,219,261	8,942,375

Total equity and liabilities		37,129,586	33,945,610

The notes on pages 53 to 77 form an integral part of this condensed consolidated interim financial information.

Wang Zhiqing	Zhou Meiyun

Chairman and President	Director and Chief Financial Officer

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Unaudited
		Attributable to owners of the Company
		Share	Other	Retained		Non-controlling	Total
		capital	reserves	profits	Total	interests	equity
	Note	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at 1 January 2017		10,800,000	4,237,276	9,684,689	24,721,965	281,270	25,003,235

Total comprehensive income for the period ended 30 June 2017		—	(552)	2,598,499	2,597,947	4,674	2,602,621

Dividends proposed and approved	10	—	—	(2,700,000)	(2,700,000)	—	(2,700,000)
Employees share option scheme	18(a)	—	8,102	—	8,102	—	8,102
Dividends paid by subsidiaries to non-controlling interests		—	—	—	—	(3,633)	(3,633)
Appropriation of safety production fund	18(b)	—	22,015	(22,015)	—	—	—

Balance at 30 June 2017		10,800,000	4,266,841	9,561,173	24,628,014	282,311	24,910,325

		Unaudited
		Attributable to owners of the Company
		Share capital	Other reserves	Retained profits	Total	Non-controlling interests	Total equity
	Note	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at 1 January 2016		10,800,000	4,201,666	4,795,616	19,797,282	297,038	20,094,320

Total comprehensive income for the period ended 30 June 2016		—	—	3,148,609	3,148,609	5,088	3,153,697

Dividends proposed and approved		—	—	(1,080,000)	(1,080,000)	—	(1,080,000)
Employees share option scheme	18(a)	—	11,350	—	11,350	—	11,350
Dividends paid by subsidiaries to non-controlling interests		—	—	—	—	(25,508)	(25,508)
Appropriation of safety production fund	18(b)	—	39,441	(39,441)	—	—	—

Balance at 30 June 2016		10,800,000	4,252,457	6,824,784	21,877,241	276,618	22,153,859

The notes on pages 53 to 77 form an integral part of this condensed consolidated interim financial information.

Wang Zhiqing	Zhou Meiyun

Chairman and President	Director and Chief Financial Officer

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

		Unaudited
		Six-month period ended 30 June
	Note	2017 RMB’000	2016 RMB’000

Cash flows from operating activities
Cash generated from operations		3,525,195	5,046,061
Interest paid		(8,553)	(31,576)
Income tax paid		(1,166,415)	(401,037)

Net cash generated from operating activities		2,350,227	4,613,448

Cash flows from investing activities
Dividends received from joint ventures and associates		459,354	200,595
Cash received from entrusted lending		24,000	42,000
Interest received		83,599	42,435
Cash received from three-month time deposit		500,000	—
Net proceeds/(payments) from disposal of property, plant and equipment		791	(1,730)
Cash payment of three-month time deposit		(500,000)	—
Purchases of property, plant and equipment and other long-term assets		(444,740)	(265,241)
Cash payment of entrusted lending		(12,000)	(24,000)

Net cash generated from/(used in) investing activities		111,004	(5,941)

Cash flows from financing activities
Proceeds from borrowings		101,647	1,864,657
Repayments of borrowings		(34,658)	(3,075,000)
Dividends paid by subsidiaries to non-controlling interests		(3,633)	(25,508)

Net cash generated from/(used in) financing activities		63,356	(1,235,851)

Net increase in cash and cash equivalents		2,524,587	3,371,656
Cash and cash equivalents at beginning of the period		5,440,623	1,077,430
Exchange (loss)/gains on cash and cash equivalents		(9,284)	2,220

Cash and cash equivalents at end of the period	14	7,955,926	4,451,306

The notes on pages 53 to 77 form an integral part of this condensed consolidated interim financial information.

Wang Zhiqing	Zhou Meiyun

Chairman and President	Director and Chief Financial Officer

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

1	General information

Sinopec Shanghai Petrochemical Company Limited (“the Company”), located in Jinshan District of Shanghai, is one of the largest refining-chemical integrated petrochemical companies in China. It is one of the subsidiaries of China Petroleum & Chemical Corporation (“Sinopec Corp.”). The Company and its subsidiaries (the “Group”) are principally engaged in processing the crude oil into synthetic fibres resins and plastics intermediate petrochemical and petroleum product.

This condensed consolidated interim financial information is presented in thousands of Renminbi Yuan (RMB), unless otherwise stated. This condensed consolidated interim financial information was approved for issue on 23 August 2017.

This condensed consolidated interim financial information has been reviewed, not audited.

2	Basis of preparation

This condensed consolidated interim financial information for the six-month period ended 30 June 2017 has been prepared in accordance with International Accounting Standard 34 (“IAS 34”), ‘Interim financial reporting’. The condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2016, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

3	Accounting policies

The accounting policies applied are consistent with those of the annual financial statements for the year ended 31 December 2016 as described in those annual financial statements.

(a)	New and amended standards adopted by the Group

The following new and amended standards and interpretations are effective for the financial year beginning on 1 January 2017. None of them have a material impact on the Group.

•	Amendments to IAS 7, ‘Statement of cash flows’

•	Amendments to IAS 12, ‘Income taxes’

•	Amendment to IFRS 12, ‘Disclosure of interest in other entities’

There are no other amended standards or interpretations that are effective for the first time for this interim period that could be expected to have a material impact on the Group.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

3	Accounting policies (continued)

(b)	New standards and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after 1 January 2017 and have not been applied in preparing this condensed consolidated interim financial information. Those applicable to the Group are listed below.

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and derecognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the whole of IAS 39. IFRS 9 introduces a new model for the recognition of impairment losses – the expected credit losses (ECL) model, which constitutes a change from the incurred loss model in IAS 39. IFRS 9 applies to all hedging relationships, with the exception of portfolio fair value hedges of interest rate risk. The new guidance better aligns hedge accounting with the risk management activities of an entity and provides relief from the more “rule-based” approach of IAS 39. IFRS 9 is effective for annual periods beginning on or after 1 January 2018. It is expected to have no significant impact on the consolidated financial statement of the Group.

IFRS 15, ‘Revenue from contracts with customers’, establishes a comprehensive framework for determining when to recognize revenue and how much revenue to recognise through a 5-step approach. IFRS 15 provides specific guidance on capitalisation of contract cost and licence arrangements. It also includes a cohesive set of disclosure requirements about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. The core principle is that a company should recognise revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. IFRS 15 replaces the previous revenue standards: IAS 18 ‘Revenue’ and IAS 11 ‘Construction Contracts’ and the related Interpretations on revenue recognition: IFRIC 13 ‘Customer Loyalty Programmes’, IFRIC 15 ‘Agreements for the Construction of Real Estate’, IFRIC 18 ‘Transfers of Assets from Customers’ and SIC-31 ‘Revenue—Barter Transactions Involving Advertising Services’. IFRS 15 is effective for annual reporting periods beginning on or after 1 January 2018.

As at 30 June 2017,no significant impact was identified and Management is still assessing the effects of applying the new standard on the Group’s financial statements. The Group does not intend to adopt the standard before its effective date and will make more detailed assessments of the impact.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

3	Accounting policies (continued)

(b)	New standards and interpretations not yet adopted (continued)

IFRS 16, ‘Leases’, provides updated guidance on the definition of leases, and the guidance on the combination and separation of contracts. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. IFRS 16 requires lessees to recognise lease liability reflecting future lease payments and a ‘right-of-use-asset’ for almost all lease contracts, with an exemption for certain short-term leases and leases of low value assets. The lessors accounting stays almost the same as under IAS 17 ‘Leases’. IFRS 16 is effective for annual reporting periods beginning on or after 1 January 2019. Earlier application is permitted if IFRS 15 is also applied.

The standard will affect primarily the accounting for the Group’s operating leases when the Group is as the leasee in those leases. As at the reporting date, the Group has non-cancellable operating lease commitments, as disclosed in Note 20. Most of the commitments are covered by the exception for short-term and low value leases under new IFRS 16 standard. The Group is still evaluating the effects of the new standard on the other lease commitments with the lease term greater than one year. At this stage, the Group does not intend to adopt the standard before its effective date.

4	Estimates

The preparation of interim financial information requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial information, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2016.

5	Financial risk management

(a)	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk.

The interim condensed consolidated financial information do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2016.

There have been no changes in the risk management policies since 31 December 2016.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

5	Financial risk management (continued)

(b)	Foreign exchange risk

The Group’s major operational activities are carried out in Mainland China and a majority of the transactions are denominated in RMB. The Group is exposed to foreign exchange risk arising from the recognised assets and liabilities (mainly trade receivables, trade payables and cash and cash equivalents), and future transactions denominated in foreign currencies, primarily with respect to USD. The Group’s finance department at its headquarter is responsible for monitoring the amount of assets and liabilities, and transactions denominated in foreign currencies to minimise the foreign exchange risk.

As at 30 June 2017, if RMB had strengthened/weakened by 5% against the foreign currencies with all other variables held constant, the Group’s net profit for the six-month period ended 30 June 2017 would have been RMB17,101 thousands increased/decreased (31 December 2016: RMB23,139 thousands increased/decreased in net profit) as a result of foreign exchange gains/losses which is mainly resulted from the translation of USD denominated trade receivables and trade payables.

(c)	Offsetting financial assets and financial liabilities

(i)	Financial assets

	As at 30 June 2017 RMB’000	As at 31 December 2016 RMB’000

Gross amounts of recognised amounts due from related parties	1,333,621	1,403,442
Gross amounts of recognised amounts due to a related party set off in the balance sheet	(53,526)	(112,823)

Net amounts of amounts due from related parties presented in the balance sheet	1,280,095	1,290,619

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

5	Financial risk management (continued)

(c)	Offsetting financial assets and financial liabilities (continued)

(ii)	Financial liabilities

	As at 30 June 2017 RMB’000	As at 31 December 2016 RMB’000

Gross amounts of recognised amounts due to related parties	5,014,516	3,157,127
Gross amounts of recognised amounts due from a related party set off in the balance sheet	(53,526)	(112,823)

Net amounts of amounts due to related parties presented in the balance sheet	4,960,990	3,044,304

According to the offsetting master arrangement entered into in October 2014 between the Company and its related party, Shanghai Secco Petrochemical Company Limited, the relevant financial assets and liabilities of each operating agreement between the Group and Shanghai Secco Petrochemical Company Limited, are settled on a net basis each month.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

6	Segment information

The basis of segmentation and the basis of measurement of segment profit or losses, and assets and liabilities are consistent with those of the annual financial statements for the year ended 31 December 2016.

	Six-month period ended
		2017			2016
	Total segment revenue RMB’000	Inter segment revenue RMB’000	Revenue from external customers RMB’000	Total segment revenue RMB’000	Inter segment revenue RMB’000	Revenue from external customers RMB’000

Synthetic fibres	1,062,461	—	1,062,461	999,011	—	999,011
Resins and plastics	4,842,058	(30,803)	4,811,255	4,787,639	(40,622)	4,747,017
Intermediate petrochemicals	9,593,171	(4,731,777)	4,861,394	8,939,032	(4,693,316)	4,245,716
Petroleum products	22,729,508	(2,759,447)	19,970,061	19,059,944	(1,524,150)	17,535,794
Trading of petrochemical products	12,507,380	(558,281)	11,949,099	9,710,137	(706,127)	9,004,010
All others segments	933,194	(506,084)	427,110	701,252	(264,290)	436,962

Total	51,667,772	(8,586,392)	43,081,380	44,197,015	(7,228,505)	36,968,510

	Six-month period ended 30 June
	2017 RMB’000	2016 RMB’000

Profit from operations
Synthetic fibres	(241,435)	(228,822)
Resins and plastics	484,332	712,019
Intermediate petrochemicals	748,810	761,914
Petroleum products	1,622,166	2,457,322
Trading of petrochemical products	34,848	26,765
Others	(35,477)	(15,956)

Total consolidated profit from operations	2,613,244	3,713,242

Net finance income	95,934	6,951
Share of profit of investments accounted for using the equity method	565,068	381,745

Profit before taxation	3,274,246	4,101,938

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

6	Segment information (continued)

	As at	As at
	30 June 2017 Total assets RMB’000	31 December 2016 Total assets RMB’000

Allocated assets

Synthetic fibres	1,167,016	1,405,804
Resins and plastics	2,084,541	1,821,576
Intermediate petrochemicals	4,346,718	4,441,418
Petroleum products	14,197,602	13,426,863
Trading of petrochemical products	2,331,997	1,186,590
Others	2,412,343	2,323,376

Allocated assets	26,540,217	24,605,627

Unallocated assets

Investments accounted for using the equity method	3,793,956	3,688,794
Cash and cash equivalents	6,561,956	5,440,623
Deferred tax assets	100,543	103,091
Others	132,914	107,475

Unallocated assets	10,589,369	9,339,983

Total assets	37,129,586	33,945,610

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

6	Segment information (continued)

	As at	As at
	30 June 2017 Total liabilities RMB’000	31 December 2016 Total liabilities RMB’000

Allocated liabilities

Synthetic fibres	340,076	344,287
Resins and plastics	1,032,747	1,118,166
Intermediate petrochemicals	1,063,304	1,126,031
Petroleum products	4,488,617	4,323,580
Trading of petrochemical products	2,030,650	1,407,484
Others	63,867	76,395

Allocated liabilities	9,019,261	8,395,943

Unallocated liabilities
Borrowings	500,000	546,432
Others	2,700,000	—

	3,200,000	546,432

Total liabilities	12,219,261	8,942,375

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

7	Profit before income tax

(a)	Finance income - net

	Six-month period ended 30 June
	2017 RMB’000	2016 RMB’000

Interest income	114,935	39,989
Net foreign exchange gain	4,268	1,511

Finance income	119,203	41,500

Interest on bank and other borrowings	(23,269)	(34,549)

Finance expenses	(23,269)	(34,549)

Finance income – net	95,934	6,951

(b)	Other losses – net

	Six-month period ended 30 June
	2017 RMB’000	2016 RMB’000

Net losses on disposal of property, plant and equipment	(5,130)	(23,977)
Others	(324)	(1,719)

	(5,454)	(25,696)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

7	Profit before income tax (continued)

(c)	Operating items

	Six-month period ended 30 June
	2017 RMB’000	2016 RMB’000
Amortisation of lease prepayments	(8,706)	(8,706)
Depreciation	(804,729)	(820,141)
Research and development costs	(11,323)	(47,144)
Write-down of inventories – net	(17,243)	(37,944)
Impairment of property, plant and equipment	(18,874)	(112,063)
Net loss on disposal of property, plant and equipment	(5,130)	(23,977)

During the six-month period ended 30 June 2017, as a result of upgrade of environment protection facilities, the Company made impairment provisions of RMB18,874 thousands to reduce the carrying amounts of Smoke Processing Facility to their estimated net realizable values as these items were going to be disposed of in near future (six-month period ended 30 June 2016: RMB112,063 thousands).

8	Income tax expense

	Six-month period ended 30 June
	2017 RMB’000	2016 RMB’000

Provision for PRC income tax for the period	(668,525)	(964,869)
Deferred taxation	(2,548)	16,628

	(671,073)	(948,241)

The provision for PRC income tax is calculated at the rate of 25% (six-month period ended 30 June 2016: 25%) on the estimated taxable income of the six-month period ended 30 June 2017 determined in accordance with relevant income tax rules and regulations.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

9	Earnings per share

(a)	Basic

The calculation of basic profit per share is based on the profit attributable to equity shareholders of the Company for the six-month period ended 30 June 2017 of RMB2,598,499 thousands (six-month period ended 30 June 2016: profit of RMB3,148,609 thousands) and 10,800,000,000 shares (six-month period ended 30 June 2016: 10,800,000,000 shares) in issue during the interim period.

(b)	Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

The Company has dilutive potential ordinary shares from share options. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s A shares for the six-month period ended 30 June 2017) based on the monetary value of the subscription rights attached to outstanding share options. The number of ordinary shares in issue is compared with the number of shares that would have been issued assuming the exercise of the share options. The calculation of the diluted earnings per share for the six-month period ended 30 June 2017 and the six-month period ended 30 June 2016 was shown as:

	Six-month period ended 30 June
	2017 RMB’000	2016 RMB’000

Earnings
Profit attributable to owners of the Company	2,598,499	3,148,609

Weighted average number of ordinary shares in issue (thousands of shares)	10,800,000	10,800,000

Adjustments for share options granted (thousands of shares)	11,923	6,961

Weighted average number of ordinary shares for diluted earnings per share (thousands of shares)	10,811,923	10,806,961

Diluted earnings per share (RMB per share)	0.240	0.291

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

10	Dividends

Pursuant to a resolution passed at the Annual General Meeting held on 15 June 2017, a total dividend of RMB2,700,000 thousands was declared for the year ended 31 December 2016 and subsequently paid in July 2017. The Board of Directors did not propose any dividend in respect of the six-month period ended 30 June 2017.

Pursuant to a resolution passed at the Annual General Meeting held on 15 June 2016, a total dividend of RMB1,080,000 thousands was declared for the year ended 31 December 2015 and subsequently paid in July 2016. The Board of Directors did not propose any dividend in respect of the six-month period ended 30 June 2016.

11	Property, plant and equipment

			Vehicles and
	Buildings RMB’000	Plant and machinery RMB’000	other equipment RMB’000	Total RMB’000
Six-month period ended 30 June 2016
Opening net book amount	1,318,440	12,710,384	354,495	14,383,319
Additions	—	57,583	7,589	65,172
Disposals	(311)	(20,818)	(1,118)	(22,247)
Reclassification	(743)	(2,530)	3,273	—
Transferred from construction in progress	—	244,247	5,016	249,263
Charge for the period	(53,759)	(727,702)	(31,902)	(813,363)
Impairment losses	—	(104,878)	(7,184)	(112,062)

Closing net book amount	1,263,627	12,156,286	330,169	13,750,082

Six-month period ended 30 June 2017
Opening net book amount	1,259,193	11,863,517	351,577	13,474,287
Additions	—	—	45	45
Disposals	(142)	(5,144)	(635)	(5,921)
Reclassification	(23,066)	20,990	2,076	—
Transferred from construction in progress	—	147,024	9,597	156,621
Transferred to investment property	(16,687)	—	—	(16,687)
Charge for the period	(44,999)	(719,951)	(33,200)	(798,150)
Impairment losses	—	(18,874)	—	(18,874)

Closing net book amount	1,174,299	11,287,562	329,460	12,791,321

In the six month period ended 30 June 2017, the amount of depreciation expense charged to cost of sales and selling and administrative expense were RMB793,457 thousands and RMB4,693 thousands, respectively (Six month period ended 30 June 2016: RMB808,895 thousands and RMB4,468 thousands, respectively).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

12	Investments accounted for using the equity method

Six-months period ended 30 June 2017 RMB’000
Beginning of the period	3,688,794
Share of profit	565,068
Other comprehensive losses	(552)
Cash dividends distribution	(459,354)

End of the period	3,793,956

13	Trade and other receivables

	As at 30 June 2017 RMB’000	As at 31 December 2016 RMB’000

Trade receivables	603,828	414,962
Less: allowance for doubtful debts	(28)	(18)

	603,800	414,944

Bills receivable	1,052,398	1,238,620

Amounts due from related parties (Note 19(c))	1,280,095	1,290,619

	2,936,293	2,944,183

Other receivables (i)	213,690	165,798

	3,149,983	3,109,981

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

13	Trade and other receivables (continued)

(i) As at 30 June 2017, entrusted lendings of RMB76,000 thousands included in other receivables was made by the Group at interest rates of 1.75% per annum, which will be due within twelve months from 30 June 2017 (31 December 2016: RMB88,000 thousands at interest rates of 1.75% per annum).

As at 30 June 2017, the Group didn’t have any trade receivable which was past due but not impaired (31 December 2016: nil).

Amounts due from related parties represent trade-related balances.

The ageing analysis of trade receivables, bills receivable and amounts due from related parties (net of impairment losses for bad and doubtful debts) based on invoice date is as follows:

	As at 30 June 2017 RMB’000	As at 31 December 2016 RMB’000

Within one year	2,936,262	2,944,162
Above one year	31	21

	2,936,293	2,944,183

Bills receivable represent short-term bank acceptance receivables that entitle the Group to receive the full face amount of the receivables from the banks at maturity, which generally range from one to six months from the date of issuance. Historically, the Group had experienced no credit losses on bills receivable.

As at 30 June 2017, no trade receivables or bills receivable was pledged as collateral (31 December 2016: nil).

Sales to third parties are generally on cash basis and letter of credit against payment. Subject to negotiation, credit term is generally only available for major customers with well-established trading records.

14	Cash and cash equivalents

	As at 30 June 2017 RMB’000	As at 31 December 2016 RMB’000

Cash deposits with a related party (Note 19(c))	42,967	169,261
Cash at bank and in hand	7,912,959	5,271,362

	7,955,926	5,440,623

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

15	Borrowings

	As at 30 June 2017 RMB’000	As at 31 December 2016 RMB’000

Short term loans
- Short term bank loans	613,421	546,432

As at 30 June 2017, no borrowings were secured by property, plant and equipment (31 December 2016: nil).

The Group has the following undrawn facilities:

	As at 30 June 2017 RMB’000	As at 31 December 2016 RMB’000

Expiring within one year	20,323,983	1,704,966
Expiring beyond one year	1,500,000	21,959,224

	21,823,983	23,664,190

These facilities have been arranged to finance the working capitals as well as ongoing investments on long-term assets.

The Company does not have any exposure to collateralised debt obligations. The Company has sufficient headroom to enable it to conform to covenants on its existing borrowings. The Company has sufficient undrawn financing facilities to service its operating activities and ongoing investments.

16	Fair value of financial assets and liabilities measured at amortised cost

Financial assets and financial liabilities not measured at fair value mainly represent cash and cash equivalents, bills receivable, trade receivables and other receivables (except for the prepayments), trade and other payables (except for the staff salaries and welfare payables and other taxes payables) and borrowings. As at 30 June 2017, the carrying amounts of these financial assets and liabilities not measured at fair value is a reasonable approximation of their fair value.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

17	Trade and other payables

	As at 30 June 2017 RMB’000	As at 31 December 2016 RMB’000
Trade payables	2,276,634	2,123,904
Bills payable	88,000	5,000
Amounts due to related parties (Note 19(c))	4,960,990	3,044,304

	7,325,624	5,173,208

Staff salaries and welfares payable	106,256	37,634
Taxes payable (exclude income tax payable)	1,443,930	1,538,062
Interest payable	1,300	465
Dividends payable	1,355,473	20,473
Construction and maintenance payable	502,723	191,043
Other liabilities	322,716	351,701

	3,732,398	2,139,378

	11,058,022	7,312,586

As at 30 June 2017 and 31 December 2016, all trade and other payables of the Group were non-interest bearing, and their fair value, which are not financial liabilities, approximated their carrying amounts due to their short maturities.

As at 30 June 2017, the amounts due to related parties included the dividend payable due to Sinopec Corp. of RMB1,365,000 thousands (31 December 2016: nil).

As at 30 June 2017 and 31 December 2016, the ageing analysis of the trade payables (including amounts due to related parties of trading in nature) and bills payable based on invoice date were as follows:

	As at 30 June 2017 RMB’000	As at 31 December 2016 RMB’000
Within one year	5,929,970	5,151,868
Between one and two years	18,010	7,373
Over two years	12,644	13,967

	5,960,624	5,173,208

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

18	Reserves

(a)	Share option reserve

Pursuant to the resolution of the fifth meeting of the eighth session of the Board of Directors of the Company on 6 January 2015, the proposal regarding the list of participants and the number of share options under the share option incentive scheme was approved.

According to the Company’s share option incentive scheme, the grant date of share options was 6 January 2015, and there were a total of 38,760 thousand share options granted to 214 participants (0.359% of the total ordinary share capital issued). Each share option has a right to purchase an ordinary A share listed in PRC starting from the exercisable date at the exercise price under vesting conditions. The options were divided into three tranches of 40%, 30% and 30% of the total share options granted, respectively. Each tranche had independent vesting conditions relevant to years 2015, 2016 and 2017, respectively, which were listed as following:

•	weighted average rate of return on equity of the Group should be no less than 9% for 2015, 9.5% for 2016 and 10% for 2017 in respect to the three tranche;

•	for each year of 2015, 2016 and 2017, the compound annual growth rate in net profit based on the net profit of 2013 should achieve 5%;

•	for each year of 2015, 2016 and 2017, proportion of the main business revenue in the total revenue should be no less than 99%;

•	for each year of 2015, 2016 and 2017, each of the above three conditions should be no lower than the 75% level of peer companies; and

•	achieving the target budget set by the Sinopec Corp. in 2015, 2016 and 2017, respectively.

The participant should serve the Group at the required position from the grant date. Exercisable amount of each tranche depended on the time for which the participant served the Group during each year of 2015, 2016 and 2017. Upon the fulfilment of relevant vesting conditions, the share options of each tranche shall become exercisable at its exercisable date.

The fair value of the employee services received in exchange for the grant of this equity-settled, share-based compensation plan is recognised as an expense on a straight-line basis over the vesting period of each tranche. The total amount to be expensed is determined by reference to the fair value of the options granted excluding the impact of any service and non-market performance vesting conditions. When the options are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital and share premium.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

18	Reserves (continued)

(a)	Share option reserve (continued)

As at the grand date, the exercise price of each option was RMB4.2. During the vesting period, the exercise price would be adjusted according to the declaration of dividends or any changes of total shares. As at 30 June 2017, the outstanding share options of each tranche, their exercisable date and exercise price are as follows. These outstanding share options will expire in twelve months after each first exercisable date.

The share options outstanding as at 30 June 2017, the first exercisable dates and exercise prices:

First exercisable date	Exercise price (per share in RMB)	Outstanding share options

6 January 2017	3.85	15,404,000
6 January 2018	3.85	10,888,000
6 January 2019	3.85	10,888,000

The total fair value of share options at the grant date was RMB65,412 thousands, which has been valued by an external valuation expert using Black-Scholes valuation model.

The significant inputs into the model were as follows:

Granting date

Spot share price	RMB4.51
Exercise price	RMB4.20
Expected volatility	41.20%
Maturity (years)	5.00
Risk-free interest rate	3.39%~3.67%
Dividend yield	1.00%

As at 30 June 2017, no share option had been exercised yet.

Share option expenses of RMB8,102 thousands have been recognised in the interim condensed consolidated income statement for the six-month period ended 30 June 2017 (six-month period ended 30 June 2016: 11,350 thousands).

(b)	For the six-month period ended 30 June 2017, the Group transferred RMB22,015 thousands (six-month period ended 30 June 2016: RMB39,441 thousands) from retained earnings to reserves for the safety production fund determined according to relevant PRC regulations.

(c)	For the six-month period ended 30 June 2017 and six-month period ended 30 June 2016, no transfers were made to the statutory surplus reserve or the discretionary surplus reserve.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

19	Related-party transactions

The following is a list of the Group’s major related parties:

Names of related parties	Relationship with the Company

China Petrochemical Corporation (“Sinopec Group”)	Ultimate parent company
China Petroleum & Chemical Corporation (“Sinopec Corp.”)	Immediate parent company
Sinopec Huadong Sales Company Limited	Subsidiary of the immediate parent company
China International United Petroleum and Chemical Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Company Limited	Subsidiary of the immediate parent company
Sinopec Chemical Commercial Holding Company Limited	Subsidiary of the immediate parent company
Sinopec Finance Company Limited (“Sinopec Finance”)	Subsidiary of the ultimate parent company
Shanghai Secco Petrochemical Co., Ltd. (“Shanghai Secco”)	Associate of the Group
BOC-SPC Gases Co., Ltd.	Joint venture of the Group

The following is a summary of significant balances and transactions between the Group and its related parties except for the dividends payable as disclosed in Note 10 and Note 17.

(a)	Most of the transactions undertaken by the Group during the six-month period ended 30 June 2017 have been affected on such terms as determined by Sinopec Corp. and relevant PRC authorities.

Sinopec Corp. negotiates and agrees the terms of crude oil supply with suppliers on a group basis, which is then allocated among its subsidiaries, including the Group, on a discretionary basis. Sinopec Corp. also owns a widespread petroleum products sales network and possesses a fairly high market share in domestic petroleum products market, which is subject to extensive regulation by the PRC government.

The Group has entered into a mutual product supply and sales services framework agreement with Sinopec Corp. Pursuant to the agreement, Sinopec Corp. provides the Company with crude oil, other petrochemical raw materials and agent services. On the other hand, the Group provides Sinopec Corp. with petroleum products, petrochemical products and property leasing services.

The pricing policy for these services and products provided under the agreement is as follows:

•	if there are applicable State (central and local government) tariffs, the pricing shall follow the State tariffs;

•	if there are no State tariffs, but there are applicable State’s guidance prices, the pricing shall follow the State’s guidance prices; or

•	if there are no State tariffs or State’s guidance prices, the pricing shall be determined in accordance with the prevailing market prices (including any bidding prices).

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

19	Related-party transactions (continued)

(a)	(continued)

Transactions between the Group and Sinopec Corp, its subsidiaries and joint ventures during the six-month period ended 30 June 2017 and the six-month period ended 30 June 2016 were as follows:

	Six-month period ended 30 June
	2017 RMB’000	2016 RMB’000

Sales of petroleum products	18,385,259	16,582,384
Sales other than petroleum products	2,789,038	2,548,304
Purchases of crude oil	15,503,972	9,190,466
Purchases other than crude oil	2,695,179	2,012,603
Sales commissions	50,595	46,872
Rental income	13,878	14,217

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

19	Related-party transactions (continued)

(b)	Other transactions between the Group and Sinopec Group and its subsidiaries, associates and joint ventures of the Group during the six-month period ended 30 June 2017 and the six-month period ended 30 June 2016 were as follows:

	Six-month period ended 30 June
	2017 RMB’000	2016 RMB’000

Sales of goods and service fee income
- Sinopec Group and its subsidiaries	4,741	33,577
- Associates and joint ventures of the Group	1,455,674	860,318

	1,460,415	893,895

Purchases
- Sinopec Group and its subsidiaries	371,839	74,350
- Associates and joint ventures of the Group	2,020,608	1,732,059

	2,392,447	1,806,409

Insurance premiums
- Sinopec Group and its subsidiaries	63,387	60,895

Interest income
- Sinopec Finance	5,025	127

Loans repayment
- Sinopec Finance	—	300,000

Interest expenses
- Sinopec Finance	—	2,278

Construction and installation cost
- Sinopec Group and its subsidiaries	53,476	61,316

The directors of the Company are of the opinion that the transactions with Sinopec Corp., its subsidiaries and joint ventures, Sinopec Group and its subsidiaries, associates and joint ventures of the Group as disclosed in Notes 19(a) and 19(b) were conducted in the ordinary course of business, on normal commercial terms and in accordance with the agreements governing such transactions.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

19	Related-party transactions (continued)

(c)	The relevant amounts due from/to Sinopec Corp., its subsidiaries and joint ventures, Sinopec Group and its subsidiaries, associates and joint ventures of the Group, arising from purchases, sales and other transactions as disclosed in Notes 19(a) and 19(b), are summarised as follows:

	As at 30 June 2017 RMB’000	As at 31 December 2016 RMB’000

Amounts due from related parties

- Sinopec Corp., its subsidiaries and joint ventures	1,190,719	1,226,972
- Sinopec Group and its subsidiaries	452	331
- Associates and joint ventures of the Group	88,924	63,316

	1,280,095	1,290,619

Amounts due to related parties
- Sinopec Corp., its subsidiaries and joint ventures	4,661,292	2,620,546
- Sinopec Group and its subsidiaries	41,718	387,788
- Associates and joint ventures of the Group	257,980	35,970

	4,960,990	3,044,304

Cash deposits, maturing within three months
- Sinopec Finance (i)	42,967	169,261

(i)	As at 30 June 2017 and 31 December 2016, cash deposits at Sinopec Finance were charged at an interest rate of 0.35% per annum.

Except for cash deposits at Sinopec Finance from Sinopec Finance, the balances with related parties as above are unsecured, interest-free and repayable on demand.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

19	Related-party transactions (continued)

(d)	Key management personnel compensation, post-employment benefit plans and share options

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key personnel compensations are as follows:

	Six-month period ended 30 June
	2017 RMB’000	2016 RMB’000

Short-term employee benefits	3,492	3,267
Post-employment benefits	74	73
Share-based payments	460	671

	4,026	4,011

(e)	Commitments with related parties

(1)	Construction and installation cost

	As at 30 June 2017 RMB’000	As at 31 December 2016 RMB’000

Sinopec Group and its subsidiaries	25,864	4,310

(2)	Operating lease commitments – Group company as lessee

	As at 30 June 2017 RMB’000	As at 31 December 2016 RMB’000
Sinopec Group and its subsidiaries
No later than 1 year	59,160	53,960
Later than 1 year and no later than 2 years	29,580	53,960

	88,740	107,920

Except for the above, the Group had no other material commitments with related parties as at 30 June 2017 and 31 December 2016, which are contracted, but not included in the interim financial report.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

19	Related-party transactions (continued)

(f)	Investment commitments with related parties

	As at 30 June 2017 RMB’000	As at 31 December 2016 RMB’000

Capital contribution to Shanghai Secco	111,263	111,263

Pursuant to the resolution of the 18th meeting of the 7th term of Board of Directors on 5 December 2013, it was approved to make capital contribution of USD30,017 thousands (RMB182,804 thousands equivalent) to Shanghai Secco, an associate of the Group. The capital to Shanghai Secco will be contributed in RMB by instalments. The capital contribution is mainly to meet the funding needs of the implementation of the “260,000 tons of AN-2 project” (“AN-2 project”), and “90,000 tons of BEU-2 project” (“BEU-2 project”).

On 10 December 2013, the Company contributed the first instalment of RMB60,000 thousands for AN-2 project. As at 5 March 2014, the Company contributed the first instalment of RMB11,541 thousands for BEU-2 project. According to the approval by Shanghai Municipal Commission of Commerce as issued on 19 October 2015, the rest of the capital contribution to Shanghai Secco should be within 50 years starting from its registration date.

Except for the above, the Group and the Company had no other material commitments with related parties as at 30 June 2017, which are contracted, but not included in the financial statements.

20	Commitments

(a)	Capital commitments

	As at 30 June 2017 RMB’000	As at 31 December 2016 RMB’000
Property, plant and equipment

Contracted but not provided for	305,770	5,300
Authorised but not contracted for	1,124,076	908,036

	1,429,846	913,336

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

20	Commitments (continued)

(b)	Operating lease commitments – the Group as lessee

Besides the lease agreement disclosed in the forgoing Note 19 (e), the Group also entered into other various non-cancellable operating lease agreements. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	As at 30 June 2017 RMB’000	As at 31 December 2016 RMB’000
No later than 1 year	61,144	60,125
Later than 1 year and no later than 2 years	31,222	54,438
Later than 2 year and no later than 3 years	910	384
Later than 3 years	3,033	3,207

	96,309	118,154

B.	Interim Financial Statements Prepared under China Accounting Standards for Business Enterprises (unaudited)

CONSOLIDATED AND COMPANY BALANCE SHEETS

AS AT 30 JUNE 2017

	(All amounts in thousands of Renminbi Yuan unless otherwise stated) [English Translation for Reference Only]
			30 JUNE 2017 (UNAUDITED)	31 DECEMBER 2016	30 JUNE 2017 (UNAUDITED)	31 DECEMBER 2016
ASSETS	Note		Consolidated	Consolidated	Company	Company
Current assets
Cash at bank and on hand	4	(1)	7,955,926	5,440,623	6,561,956	4,421,143
Notes receivable	4	(2)	1,082,328	1,267,920	836,997	1,097,011
Accounts receivable	4	(4), 13(1)	1,776,299	1,656,580	891,743	1,211,039
Advances to suppliers	4	(6)	77,501	29,340	40,651	21,409
Interests receivable	4	(3)	42,932	11,596	38,002	11,553
Other receivables	4	(5), 13(2)	64,923	56,545	46,692	36,345
Inventories	4	(7)	7,016,933	6,159,473	6,240,795	5,374,425
Other current assets	4	(8)	245,340	253,804	156,047	157,771

Total current assets			18,262,182	14,875,881	14,812,883	12,330,696

Non-current assets
Long-term equity investments	4	(9), 13(3)	3,938,956	3,838,794	5,090,416	4,972,861
Investment properties	4	(10)	390,537	380,429	421,649	413,943
Fixed assets	4	(11), 13(4)	12,818,399	13,502,370	12,560,600	13,219,994
Construction in progress	4	(12)	959,490	717,672	958,211	717,294
Intangible assets	4	(13)	397,410	406,116	329,718	335,877
Long-term prepaid expenses	4	(14)	434,147	299,340	423,049	287,578
Deferred tax assets	4	(15)	100,543	103,091	93,870	99,057

Total non-current assets			19,039,482	19,247,812	19,877,513	20,046,604

Total assets			37,301,664	34,123,693	34,690,396	32,377,300

CONSOLIDATED AND COMPANY BALANCE SHEETS (continued)

AS AT 30 JUNE 2017

	(All amounts in thousands of Renminbi Yuan unless otherwise stated) [English Translation for Reference Only]
LIABILITIES AND			30 JUNE 2017 (UNAUDITED)	31 DECEMBER 2016	30 JUNE 2017 (UNAUDITED)	31 DECEMBER 2016
SHAREHOLDERS’ EQUITY	Note		Consolidated	Consolidated	Company	Company
Current liabilities
Short-term borrowings	4	(17)	613,421	546,432	614,000	632,000
Notes payable	4	(18)	88,000	5,000	55,000	—
Accounts payable	4	(19)	5,817,181	5,082,470	3,833,950	3,729,702
Advances from customers	4	(20)	428,809	476,806	309,728	447,647
Employee benefits payable	4	(21)	106,256	37,634	97,542	30,989
Taxes payable	4	(22)	1,567,478	2,158,427	1,539,669	2,106,163
Interest payable	4	(23)	1,300	465	423	470
Dividends payable	4	(24)	2,720,473	20,473	2,720,473	20,473
Other payables	4	(25)	876,343	614,668	831,294	608,660

Total current liabilities			12,219,261	8,942,375	10,002,079	7,576,104

Non-current liabilities
Deferred income	4	(26)	145,000	150,000	145,000	150,000

Total liabilities			12,364,261	9,092,375	10,147,079	7,726,104

Shareholders’ equity
Share capital	1, 4	(27)	10,800,000	10,800,000	10,800,000	10,800,000
Capital surplus	4	(28)	542,730	534,628	542,730	534,628
Other comprehensive income	4	(29)	17,661	18,213	17,661	18,213
Specific reserve	4	(30)	22,361	346	20,726	—
Surplus reserve	4	(31)	5,100,401	5,100,401	5,100,401	5,100,401
Undistributed profits	4	(32)	8,171,939	8,296,460	8,061,799	8,197,954

Total equity attributable to equity shareholders of the Company			24,655,092	24,750,048	24,543,317	24,651,196

Non-controlling interests	4	(33)	282,311	281,270	—	—

Total shareholders’ equity			24,937,403	25,031,318	24,543,317	24,651,196

Total liabilities and shareholders’ equity			37,301,664	34,123,693	34,690,396	32,377,300

The accompanying notes form an integral part of these financial statements.

Chairman and President	Director and Chief Financial Officer	Accounting Chief

Wang Zhiqing	Zhou Meiyun	Zhang Feng

CONSOLIDATED AND COMPANY INCOME STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated) [English Translation for Reference Only]

		Six Months Ended 30 June		Six Months Ended 30 June
		2017	2016	2017	2016
		(UNAUDITED)	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)
Items	Note	Consolidated	Consolidated	Company	Company
Revenue	4(34), 13(5)	43,106,950	36,993,191	30,538,444	27,195,559
Less: Cost of sales	4(34), 13(5)	32,841,971	25,177,628	20,387,572	15,516,828
Taxes and surcharges	4(35)	6,005,273	6,186,162	5,995,639	6,183,034
Selling and distribution expenses	4(36)	222,774	235,672	174,200	184,934
General and administrative expenses	4(37)	1,413,059	1,544,793	1,344,941	1,468,342
Financial expenses - net	4(38)	(88,839)	1,983	(92,022)	5,359
Asset impairment losses	4(41)	36,142	150,004	50,182	139,940
Add: Investment income	4(40), 13(6)	560,068	376,745	539,227	397,411
Including: Share of profit of associates and joint ventures		560,068	376,745	539,227	397,411

Operating profit		3,236,638	4,073,694	3,217,159	4,094,533
Add: Non-operating income	4(42)	35,117	17,364	30,336	15,993
Including: Profits on disposal of non-current assets		2,154	2,548	1,780	1,894
Less: Non-operating expenses	4(43)	20,529	41,054	20,015	40,927
Including: Losses on disposal of non-current assets		7,284	26,525	7,136	26,398

Total profit		3,251,226	4,050,004	3,227,480	4,069,599
Less: Income tax expenses	4(44)	671,073	948,241	663,635	935,490

Net profit		2,580,153	3,101,763	2,563,845	3,134,109
Attributable to shareholders of the Company		2,575,479	3,096,675	—	—
Non-controlling interests		4,674	5,088	—	—

Other comprehensive income		(552)	—	(552)	—

CONSOLIDATED AND COMPANY INCOME STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated) [English Translation for Reference Only]

			Six Months Ended 30 June		Six Months Ended 30 June
			2017	2016	2017	2016
			(UNAUDITED)	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)
Items	Note		Consolidated	Consolidated	Company	Company

Total comprehensive income			2,579,601	3,101,763	2,563,293	3,134,109
Attributable to shareholders of the Company			2,574,927	3,096,675	—	—
Non-controlling interests			4,674	5,088	—	—

Earnings per share
Basic earnings per share (RMB)	4	(45)	0.238	0.287	—	—
Diluted earnings per share (RMB)	4	(45)	0.238	0.287	—	—

The accompanying notes form an integral part of these financial statements.

Chairman and President	Director and Chief Financial Officer	Accounting Chief

Wang Zhiqing	Zhou Meiyun	Zhang Feng

CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated) [English Translation for Reference Only]

		Six Months Ended 30 June		Six Months Ended 30 June
		2017	2016	2017	2016
		(UNAUDITED)	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)
Items	Note	Consolidated	Consolidated	Company	Company
Cash flows from operating activities
Cash received from sale of goods or rendering of services		48,049,792	40,959,820	35,114,634	30,642,588
Refund of taxes and surcharges		30,724	19,829	—	—
Cash received relating to other operating activities	4(46)	27,963	9,662	23,555	9,099

Sub-total of cash inflows		48,108,479	40,989,311	35,138,189	30,651,687

Cash paid for goods and services		(35,324,087)	(26,427,676)	(22,687,660)	(16,365,281)
Cash paid to and on behalf of employees		(1,139,673)	(1,191,300)	(1,057,237)	(1,108,144)
Payments of taxes and surcharges		(9,066,272)	(8,467,073)	(9,020,705)	(8,415,782)
Cash paid relating to other operating activities	4(46)	(219,667)	(258,238)	(280,974)	(562,958)
Sub-total of cash outflows		(45,749,699)	(36,344,287)	(33,046,576)	(26,452,165)

Net cash flows generated from operating activities	4(47), 13(7)	2,358,780	4,645,024	2,091,613	4,199,522

Cash flows from investing activities
Cash received from entrusted lendings		24,000	42,000	—	—
Cash received from returns on investments		459,354	200,595	421,120	178,200
Net cash received from disposal of fixed assets		791	—	381	—
Cash received relating to other investing activities	4(46)	583,599	42,435	575,011	27,952
Sub-total of cash inflows		1,067,744	285,030	996,512	206,152

Cash paid to acquire fixed assets and other long-term assets		(444,740)	(265,241)	(421,500)	(264,844)

Net cash paid in disposal of fixed assets		—	(1,730)	—	(2,407)
Investment in an associate		(12,000)	(24,000)	—	—
Cash paid relating to other investing activities		(500,000)	—	(500,000)	—

Sub-total of cash outflows		(956,740)	(290,971)	(921,500)	(267,251)

Net cash flows used in/(generated from) investing activities		111,004	(5,941)	75,012	(61,099)

CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

			Six Months Ended 30 June		Six Months Ended 30 June
			2017	2016	2017	2016
			(UNAUDITED)	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)
Items	Note		Consolidated	Consolidated	Company	Company

Cash flows from financing activities
Cash received from borrowings			101,647	1,864,657	18,000	2,276,000

Sub-total of cash inflows			101,647	1,864,657	18,000	2,276,000

Cash repayments of borrowings			(34,658)	(3,075,000)	(36,000)	(3,443,000)
Cash paid for distribution of dividends or profits and interest expenses			(12,186)	(57,084)	(7,812)	(31,806)

Including: Cash payments for dividends or profit to non-controlling shareholders of subsidiaries			(3,633)	(25,508)	—	—

Sub-total of cash outflows			(46,844)	(3,132,084)	(43,812)	(3,474,806)

Net cash flows used in/(generated from) financing activities			54,803	(1,267,427)	(25,812)	(1,198,806)

Effect of foreign exchange rate changes on cash and cash equivalents			(9,284)	2,220	—	—

Net increase in cash and cash equivalents			2,515,303	3,373,876	2,140,813	2,939,617
Add: Cash and cash equivalents at the beginning of the period	4	(1)	5,440,623	1,077,430	4,421,143	942,264

Cash and cash equivalents at the end of the period	4	(1)	7,955,926	4,451,306	6,561,956	3,881,881

The accompanying notes form an integral part of these financial statements.

Chairman and President	Director and Chief Financial Officer	Accounting Chief

Wang Zhiqing	Zhou Meiyun	Zhang Feng

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated) [English Translation for Reference Only]

			Attributable to equity shareholders of the Company							Total shareholders’ equity
			Share	Capital	Other comprehensive	Specific	Surplus	Undistributed	Non- controlling
Items	Note		capital	surplus	income	reserve	reserve	profits	interests
Balance at 1 January 2016			10,800,000	516,624	—	953	4,493,260	4,028,025	297,038	20,135,900

Movements for the six months ended 30 June 2016 (unaudited)
Total comprehensive income
Net profit for the period			—	—	—	—	—	3,096,675	5,088	3,101,763
Employees share option scheme			—	11,350	—	—	—	—	—	11,350
Appropriation of profits
Distribution to the shareholders	4	(32)	—	—	—	—	—	(1,080,000)	(25,508)	(1,105,508)
Specific reserve
Accrued	4	(30)	—	—	—	53,343	—	—	—	53,343
Utilised	4	(30)	—	—	—	(13,902)	—	—	—	(13,902)

Balance at 30 June 2016 (unaudited)			10,800,000	527,974	—	40,394	4,493,260	6,044,700	276,618	22,182,946

Balance at 1 January 2017			10,800,000	534,628	18,213	346	5,100,401	8,296,460	281,270	25,031,318

Movements for the six months ended 30 June 2017 (unaudited)
Total comprehensive income
Net profit for the period			—	—	—	—	—	2,575,479	4,674	2,580,153
Other comprehensive loss	4	(29)	—	—	(552)	—	—	—	—	(552)
Employees share option scheme	4	(28)	—	8,102	—	—	—	—	—	8,102
Appropriation of profits
Distribution to the shareholders	4	(32)	—	—	—	—	—	(2,700,000)	(3,633)	(2,703,633)
Specific reserve
Accrued	4	(30)	—	—	—	46,320	—	—	—	46,320
Utilised	4	(30)	—	—	—	(24,305)	—	—	—	(24,305)

Balance at 30 June 2017 (unaudited)			10,800,000	542,730	17,661	22,361	5,100,401	8,171,939	282,311	24,937,403

The accompanying notes form an integral part of these financial statements.

Chairman and President	Director and Chief Financial Officer	Accounting Chief

Wang Zhiqing	Zhou Meiyun	Zhang Feng

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

			Other				Total
	Share	Capital	comprehensive	Specific	Surplus	Undistributed	shareholders’
Items	capital	surplus	income	reserve	reserve	profits	equity
Balance at 1 January 2016	10,800,000	516,624	—	—	4,493,260	3,813,684	19,623,568

Movements for the six months ended 30 June 2016 (unaudited)
Total comprehensive income
Net profit for the period	—	—	—	—	—	3,134,109	3,134,109
Employees share option scheme	—	11,350	—	—	—	—	11,350
Appropriation of profits
Distribution to the shareholders	—	—	—	—	—	(1,080,000)	(1,080,000)
Specific reserve
Accrued	—	—	—	50,340	—	—	50,340
Utilised	—	—	—	(12,974)	—	—	(12,974)

Balance at 30 June 2016 (unaudited)	10,800,000	527,974	—	37,366	4,493,260	5,867,793	21,726,393

Balance at 1 January 2017	10,800,000	534,628	18,213	—	5,100,401	8,197,954	24,651,196

Movements for the six months ended 30 June 2017 (unaudited)
Total comprehensive income
Net profit for the period	—	—	—	—	—	2,563,845	2,563,845
Other comprehensive loss	—	—	(552)	—	—	—	(552)
Employees share option scheme	—	8,102	—	—	—	—	8,102
Appropriation of profits
Distribution to the shareholders	—	—	—	—	—	(2,700,000)	(2,700,000)
Specific reserve
Accrued	—	—	—	44,220	—	—	44,220
Utilised	—	—	—	(23,494)	—	—	(23,494)

Balance at 30 June 2017 (unaudited)	10,800,000	542,730	17,661	20,726	5,100,401	8,061,799	24,543,317

The accompanying notes form an integral part of these financial statements.

Chairman and President	Director and Chief Financial Officer	Accounting Chief

Wang Zhiqing	Zhou Meiyun	Zhang Feng

NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

1	General information

Sinopec Shanghai Petrochemical Company Limited (“the Company”), formerly Shanghai Petrochemical Company Limited, was established in the People’s Republic of China (“the PRC”) on 29 June 1993 with registered capital of RMB4,000,000,000, invested by its holding company-China National Petrochemical Corporation; these shares were converted from assets of former Shanghai Petrochemical Complex.

H shares were listed on the Hong Kong Stock Exchange on 26 July 1993, and listed on the New York Stock Exchange in the form of American Depositary Shares at the same time; the A shares were listed on the Shanghai Stock Exchange on 8 November 1993.

Sinopec Group completed its reorganisation on 25 February 2000. After the reorganisation, China Petroleum & Chemical Corporation (“Sinopec Corp.”) was established. As part of the reorganisation, Sinopec Group transferred its 4,000,000,000 of the Company’s state-owned legal shares, which represented 55.56 percent of the issued share capital of the Company, to Sinopec Corp.. Sinopec Corp. became the largest shareholder of the Company.

The Company changed its name to Sinopec Shanghai Petrochemical Company Limited on 12 October 2000.

As at 30 June 2017, total Share capital of the Company were 10,800,000,000 thousands, 1 Yuan per share.

The Company and its subsidiaries (“the Group”) is a highly integrated entity which processes crude oil into synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products.

Details of the Company’s principal subsidiaries are set out in Note 5.

These financial statements were authorised for issue by the Board of Directors on 23 August 2017.

2	Summary of significant accounting policies and accounting estimates

The Group determines the accounting policies and accounting estimates based on its production and management features, mainly reflecting in provision for decline in the value of inventories (Note 2(11)), depreciation of fixed assets (Note 2(14)), impairment of long-term assets (Note 2(19)), share-based payments (Note 2(23)), revenue recognition (Note 2(25)) and income tax (Note 2(27)) etc.

The key assumptions adopted by the Group in evaluating significant accounting policies and accounting estimates are listed in Note 2(31).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(1)	Basis of preparation

The financial statements have been prepared in accordance with the Basic Standard and each specific standards of the Accounting Standards for Business Enterprises issued by the Ministry of Finance on 15 February 2006 and subsequent period, and relevant regulations issued thereafter (hereafter referred to as “the Accounting Standard for Business Enterprises” or “CAS”) and disclosure requirements in the Preparation Convention of Information Disclosure by Companies Offering Securities to the Public No.15 – General Provisions on Financial Reporting issued by the China Securities Regulatory Commission.

The financial statements are prepared on a going concern basis.

(2)	Statement of compliance with the Accounting Standards for Business Enterprises

The financial statements of the Company for the six months ended 30 June 2017 are in compliance with the Accounting Standards for Business Enterprises, and truly and completely present the financial position as of 30 June 2017 and the operating results, cash flows and other information for the period then ended of the Group and the Company.

(3)	Accounting period

The Company’s accounting year starts on 1 January and ends on 31 December. The financial statements cover period from 1 January 2017 to 30 June 2017.

(4)	Recording currency

The recording currency is Renminbi (RMB).

(5)	Business combinations

(a)	Business combinations involving enterprises under common control

The consideration paid and net assets obtained by the absorbing party in a business combination are measured at the carrying amount. The difference between the carrying amount of the net assets obtained from the combination and the carrying amount of the consideration paid for the combination is treated as an adjustment to capital surplus (share premium). If the capital surplus (share premium) is not sufficient to absorb the difference, the remaining balance is adjusted against retained earnings. Costs directly attributable to the combination are included in profit or loss in the period in which they are incurred. Transaction costs associated with the issue of equity or debt securities for the business combination are included in the initially recognised amounts of the equity or debt securities.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(5)	Business combinations (continued)

(b)	Business combinations involving enterprises not under common control

The cost of combination and identifiable net assets obtained by the acquirer in a business combination are measured at fair value at the acquisition date. Where the cost of the combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised as goodwill; where the cost of combination is lower than the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised in profit or loss for the current period. Costs directly attributable to the combination are included in profit or loss in the period in which they are incurred. Transaction costs associated with the issue of equity or debt securities for the business combination are included in the initially recognised amounts of the equity or debt securities.

(6)	Preparation of consolidated financial statements

The consolidated financial statements comprise the financial statements of the Company and all of its subsidiaries.

Subsidiaries are consolidated from the date on which the Group obtains control and are de-consolidated from the date that such control ceases. For a subsidiary that is acquired in a business combination involving enterprises under common control, it is included in the consolidated financial statements from the date when it, together with the Company, comes under common control of the ultimate controlling party. The portion of the net profits realised before the combination date is presented separately in the consolidated income statement.

In preparing the consolidated financial statements, where the accounting policies and the accounting periods of the Company and subsidiaries are inconsistent, the financial statements of the subsidiaries are adjusted in accordance with the accounting policies and the accounting period of the Company. For subsidiaries acquired from business combinations involving enterprises not under common control, the individual financial statements of the subsidiaries are adjusted based on the fair value of the identifiable net assets at the acquisition date.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(6)	Preparation of consolidated financial statements (continued)

All significant intra-group balances, transactions and unrealised profits are eliminated in the consolidated financial statements. The portion of subsidiaries’ equity and the portion of a subsidiaries’ net profits and losses and comprehensive incomes for the period not attributable to Company are recognised as non-controlling interests, net profit attributed to non-controlling interests and incomes attributed to non-controlling interests and presented separately in the consolidated financial statements under equity, net profits and total comprehensive income respectively. Unrealised profits and losses resulting from the sale of assets by the Company to its subsidiaries are fully eliminated against net profit attributable to owners of the parent. Unrealised profits and losses resulting from the sale of assets by a subsidiary to the Company are eliminated and allocated between net profit attributable to owners of the parent and non-controlling interests in accordance with the allocation proportion of the parent in the subsidiary. Unrealised profits and losses resulting from the sale of assets by one subsidiary to another are eliminated and allocated between net profit attributable to owners of the parent and non-controlling interests in accordance with the allocation proportion of the parent in the subsidiary. Unrealised profits and losses resulting from the sale of assets by one subsidiary to another are eliminated and allocated between net profit attributable to owners of the parent and non-controlling interests in accordance with the allocation proportion of the parent in the subsidiary.

If the accounting treatment of a transaction which considers the Group as an accounting entity is different from that considers the Company or its subsidiaries as an accounting entity, it is adjusted from the perspective of the Group.

(7)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits that can be readily drawn on demand, and short-term and highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(8)	Foreign currency translation

Foreign currency transactions

Foreign currency transactions are translated into RMB using the exchange rates prevailing at the dates of the transactions.

At the balance sheet date, monetary items denominated in foreign currencies are translated into RMB using the spot exchange rates on the balance sheet date. Exchange differences arising from these translations are recognised in profit or loss for the current period, except for those attributable to foreign currency borrowings that have been taken out specifically for the acquisition or construction of qualifying assets, which are capitalised as part of the cost of those assets. Non-monetary items denominated in foreign currencies that are measured at historical costs are translated into RMB at the balance sheet date using the spot exchange rates at the date of the transactions. The effect of exchange rate changes on cash is presented separately in the cash flow statement.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(9)	Financial instrument

(a)	Financial assets

(i)	Financial assets classification

Financial assets are classified into the following categories at initial recognition: financial assets at fair value through profit or loss, receivables, available-for-sale financial assets and held-to-maturity investments. The classification of financial assets depends on the Group’s intention and ability to hold the financial assets.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for the purpose of selling in the short term.

Receivables

Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories at initial recognition. Available-for-sale financial assets are included in other current assets on the balance sheet if management intends to dispose of them within 12 months after the balance sheet date.

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed maturity and fixed or determinable payments that management has the positive intention and ability to hold to maturity. Held-to-maturity investments with maturities over 12 months when the investments were made but are due within 12 months at the balance sheet date are included in the current portion of non-current assets; held-to maturity investments with maturities no more than 12 months when the investments were made are included in other current assets.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(9)	Financial instrument (continued)

(a)	Financial assets (continued)

(ii)	Recognition and measurement

Financial assets are recognised at fair value on the balance sheet when the Group becomes a party to the contractual provisions of the financial instrument. In the case of financial assets at fair value through profit or loss, the related transaction costs incurred at the time of acquisition are recognised in profit or loss for the current period. For other financial assets, transaction costs that are attributable to the acquisition of the financial assets are included in their initially recognised amounts.

Financial assets at fair value through profit or loss and available-for-sale financial assets are subsequently measured at fair value. Investments in equity instruments are measured at cost when they do not have a quoted market price in an active market and whose fair value cannot be reliably measured. Receivables and held-to-maturity investments are measured at amortised cost using the effective interest method.

Gains or losses arising from change in the fair value of financial assets at fair value through profit or loss are recognised in profit or loss. Interests and cash dividends received during the period in which such financial assets are held, as well as the gains or losses arising from disposal of these assets are recognised in profit or loss for the current period.

Gains or losses arising from change in fair value of available-for-sale financial assets are recognised directly in equity, except for impairment losses and foreign exchange gains and losses arising from translation of monetary financial assets. When such financial assets are derecognised, the cumulative gains or losses previously recognised directly into equity are recycled into profit or loss for the current period. Interests on available-for-sale investments in debt instruments calculated using the effective interest method during the period in which such investments are held and cash dividends declared by the investee on available-for-sale investments in equity instruments are recognised as investment income, which is recognised in profit or loss for the period.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(9)	Financial instrument (continued)

(a)	Financial assets (continued)

(iii)	Impairment of financial assets

The Group assesses the carrying amounts of financial assets other than those at fair value through profit or loss at each balance sheet date. If there is objective evidence that a financial asset is impaired, an impairment loss is provided for.

Objective evidence indicating impairment of financial assets refers to the matter that actually occurs after the initial recognition of financial assets, it will affect estimated future cash flows of financial assets, and its impact can be reliably measured.

The objective evidence that indicate the impairment of available-for-sale investment in equity instruments includes a significant or prolonged decline in the fair value of available-for-sale investment in equity instruments. The Group assesses all kinds of available-for-sale investments in equity instruments individually at balance sheet date. Impairment loss should be recognised if the fair value of investments in equity instruments is less than 50% (50% inclusive) of its initial investment cost or in the case that the fair value has been less than the initial investment cost for more than one year (one year inclusive). The Group will consider other relevant factors, such as the price volatility, to determine whether an impairment loss should be recognised for the equity instrument if the decline in the fair value of an equity instrument is more than 20% (20% inclusive) but less than 50% of its initial investment cost.

When an impairment loss on a financial asset carried at amortised cost has occurred, the amount of loss is provided for at the difference between the asset’s carrying amount and the present value of its estimated future cash flows (excluding future credit losses that have not been incurred). If there is objective evidence that the value of the financial asset recovered and the recovery is related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed and the amount of reversal is recognised in profit or loss.

In the case of impairment of available-for-sale financial assets measured at fair value, the cumulative loss arising from the decline in fair value that had been recognised directly in equity is removed from equity and recognised in impairment loss. For an investment in debt instrument classified as available-for-sale on which impairment losses have been recognised, if, in a subsequent period, it’s fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the previously recognised impairment loss is reversed and recognised in profit or loss for the current year. For an investment in an equity instrument classified as available-for-sale on which impairment losses have been recognised, the increase in its fair value in a subsequent period is recognised in equity directly.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(9)	Financial instrument (continued)

(a)	Financial assets (continued)

(iii)	Impairment of financial assets (continued)

If an impairment loss on an available-for-sale financial asset measured at cost incurs, the amount of loss is measured at the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. The previously recognised impairment loss will not be reversed in subsequent periods.

(iv)	Derecognition of financial assets

A financial asset is derecognised when it meets one of the following conditions:

•	If the Group’s contractual rights to the cash flows from the financial asset expire.

•	Or if the Group transfers substantially all the risks and rewards of ownership of the financial asset to another party.

•	Or if the Group has neither transferred nor retained substantially all of the risks and rewards of the asset, but the Group has ceased the control over the financial asset.

On derecognition of a financial asset, the difference between the carrying amount and the aggregate consideration received and the accumulative amount of the changes of fair value originally recorded in the shareholders’ equity is recognised in profit or loss.

(b)	Financial liabilities

Financial liabilities are classified into two categories at initial recognition: financial liabilities at fair value through profit or loss and other financial liabilities. The financial liabilities of the Group mainly comprise other financial liabilities, including payables, borrowings.

Payables comprise accounts payables, notes payable and other payables and are recognised at fair value at initial recognition. Payables are measured at amortised cost using the effective interest method.

Borrowings and debentures payable are recognised initially at fair value, net of transaction costs incurred, and subsequently measured at amortised cost using the effective interest method.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(9)	Financial instrument (continued)

(b)	Financial liabilities (continued)

Other financial liabilities with maturities no more than one year are classified as current liabilities. Other financial liabilities with maturities over one year but are due within one year at the balance sheet date are classified as the current portion of non-current liabilities. Others are classified as non-current liabilities.

A financial liability is derecognised or partly derecognised when the current obligation is discharged or partly discharged. The difference between the carrying amount of a financial liability (or part of a financial liability) extinguished and the consideration paid, shall be recognised in profit or loss.

(c)	Determination of fair value of financial instruments

The fair value of a financial instrument that is traded in an active market is determined at the quoted price in the active market. The fair value of a financial instrument that is not traded in an active market is determined by using a valuation technique which is applicable in the current situation and support with enough available data and other information. Valuation techniques mainly include market approach and income approach.

When a valuation technique is used to establish the fair value of a financial instrument, it chooses the inputs which are consistent with the asset or liability’s characteristics considered by market participants in the transaction of the relevant asset or liability and makes the maximum use of relevant observable inputs. Unobservable inputs are used when it is unavailable or impracticable to obtain relevant observable inputs.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(10)	Receivables

Receivables comprise accounts receivable and other receivables. Accounts receivable arising from sale of goods or rendering of services are initially recognised at fair value of the contractual payments from the buyers or service recipients.

(a)	Receivables that are individually significant and subject to separate provision

Receivables with amounts that are individually significant are subject to separate assessment for impairment. If there exists objective evidence that the Group will not be able to collect the amount under the original terms, a provision for impairment of that receivable is made.

Judgement basis or criteria for receivables that are individually significant is over RMB10,000 thousands.

The method of providing for bad debts for those individually significant amounts is as follows: the amount of the present value of the future cash flows expected to be derived from the receivable below its carrying amount.

(b)	Receivables that are combined into certain groups and subject to provision by groups

Receivables with amounts that are not individually significant and those receivables that have been individually assessed for impairment and have not been found impaired are classified into certain groupings based on their credit risk characteristics. The provision for bad debts is determined based on the historical loss experience for the groupings of receivables with similar credit risk characteristics, taking into consideration of the current circumstances.

Basis for determination of groups is as follows:

Group Name	Criteria
Group 1	Groups of receivables with similar credit risk characteristics
Group 2	Receivables for related parties except for the accounts receivables that are individually significant and subject to separate provision

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(10)	Receivables (continued)

(b)	Receivables that are combined into certain groups and subject to provision by groups (continued)

Methods of determining provision for bad debts by groupings are as follows:

Group Name	Method for provision
Group 1	Ageing analysis method
Group 2	Percentage of bad debt provision is 0%

Ratios of provision for bad debts used in the ageing analysis method for groups are as follows:

	Provisions as a percentage of accounts receivable	Provisions as a percentage of other receivables
Within one year	—	—
Over one year but within two years	30%	30%
Over two years but within three years	60%	60%
Over three years	100%	100%

(c)	Receivables that are individually insignificant but subject to separate provision

The reason for making separate assessment for provision for bad debts is that there exists objective evidence that the Group will not be able to collect the amount under the original terms of the receivable.

The provision for bad debts is determined based on the amount of the present value of the future cash flows expected to be derived from the receivable below its carrying amount.

(d)	When the Group transfers the accounts receivable to the financial institutions without recourse, the difference between the proceeds received from the transaction and their carrying amounts and the related taxes is recognised in profit or loss for the current period.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(11)	Inventories

(a)	Categories of inventories

Inventories include raw materials, work in progress, finished goods, spare parts and consumables, and are measured at the lower of cost and net realisable value.

(b)	Measurement of cost of inventories

Cost is determined using the weighted average method. The cost of finished goods and work in progress comprise raw materials, direct labour and systematically allocated production overhead based on the normal production capacity.

(c)	Basis for determining net realisable value of inventories and method of provision for impairment of inventories

Provision for decline in the value of inventories is determined at the excess amount of the carrying amounts of the inventories over their net realisable value. Net realisable value is determined based on the estimated selling price in the ordinary course of business, less the estimated costs to completion and estimated costs necessary to make the sale and related taxes.

(d)	The Group adopts the perpetual inventory system.

(e)	Amortisation methods for low-value consumables

Low-value consumables are expensed upon issuance.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(12)	Long-term equity investments

Long-term equity investments comprise the Company’s long-term equity investments in its subsidiaries, the Group’s long-term equity investments in its joint ventures and associates

Subsidiaries are the investees over which the Company is able to exercise control. A joint venture is a joint arrangement which is structured through a separate vehicle over which the Group has joint control together with other parties and only has rights to the net assets of the arrangement based on legal forms, contractual terms and other facts and circumstances. An associate is the investee over which the Group has significant influence by participating in the financial and operating policy decisions.

Investments in subsidiaries are presented in the Company’s financial statements using the cost method, and are adjusted to the equity method when preparing the consolidated financial statements. Investments in joint ventures and associates are accounted for using the equity method.

(a)	Initial recognition

For long-term equity investments acquired through a business combination: The initial investment cost of a long-term equity investment obtained through a business combination involving enterprises under common control is the Company’s share of the carrying amount of the subsidiary’s equity at the combination date. For a long-term equity investment obtained through a business combination not involving enterprises under common control, the initial investment cost is the combined cost issued by the Company, in exchange for control of the acquire.

For long-term equity investment acquired other than through a business combination, the initial investment cost is recognised at the actual consideration paid if the Group acquires the investment by cash, or at the fair value of the equity securities issued if an investment is acquired by issuing equity securities.

(b)	Subsequent measurement

Under the cost method of accounting, long-term equity investments are measured at initial investment cost, investment income is recognised in profit or loss for the cash dividends or profit distribution declared by the investee.

For long-term equity investments accounted for using the equity method, where the initial investment cost exceeds the fair value of the Group’s share of the investee’s identifiable net assets at the time of acquisition, the investment is initially measured at cost; Where the initial investment cost is less than the fair value of the Group’s share of the investee’s identifiable net assets at the time of acquisition, the difference is included in profit or loss for the current period and the cost of the long-term equity investment is adjusted upwards accordingly.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(12)	Long-term equity investments (continued)

(b)	Subsequent measurement (continued)

Under the equity method of accounting, the Group recognises the investment income according to its share of net profit or loss of the investee. The Group discontinues recognising its share of net losses of an investee after the carrying amount of the long-term equity investment together with any long-term interests that, in substance, form part of the investor’s net investment in the investee are reduced to zero. However, if the Group has obligations for additional losses and the criteria with respect to recognition of provisions under the accounting standards on contingencies are satisfied, the Group continues recognising the investment losses and the provisions. For changes in shareholders’ equity of the investee other than those arising from its net profit or loss, the Group records its proportionate share directly into capital surplus, provided that the Group’s proportion of shareholding in the investee remains unchanged. The carrying amount of the investment is reduced by the Group’s share of the profit distribution or cash dividends declared by an investee. The unrealised profits or losses arising from the intra-group transactions amongst the Group and its investees are eliminated in proportion to the Group’s equity interest in the investees, and then based on which the investment gain or losses are recognised. For the loss on the intra-group transaction amongst the Group and its investees attributable to asset impairment, and the related unrealised loss is not eliminated.

(c)	Definition of control, joint control or significant influence over the investees

Control refers to the power to govern the financial and operating policies of an investee, so as to obtain benefits from their operating activities. In determining whether the Company is able to exercise control over the investee, the effect of potential voting rights of the investee shall be considered, such as convertible debts and warrants currently exercisable.

Joint control is the contractually agreed sharing of control over an economic activity, and exists only when the strategic financial and operating decisions relating to the activity require the unanimous consent of the parties sharing control.

Significant influence refers to the power to participate in making decisions on the financial and operating policies of an enterprise, but not the power to control, or jointly control, the formulation of such policies with other parties.

(d)	Impairment of long-term equity investments

The carrying amounts of long-term equity investments in subsidiaries, joint ventures and associates are reduced to the recoverable amounts when the recoverable amounts are below their carrying amounts (Note 2(19)).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(13)	Investment properties

Investment properties, including land use rights that have already been leased out, buildings that are held for the purpose of leasing and buildings that is being constructed or developed for future use for leasing, are measured initially at cost. Subsequent expenditures incurred in relation to an investment property are included in the cost of the investment property when it is probable that the associated economic benefits will flow to the Group and their costs can be reliably measured; otherwise, the expenditures are recognised in profit or loss in the period in which they are incurred.

The Group adopts the cost model for subsequent measurement of investment properties. Buildings and land use rights are depreciated or amortised to their estimated net residual values over their estimated useful lives. The estimated useful lives, the estimated net residual values that are expressed as a percentage of cost and the annual depreciation rates of investment properties are as follows:

	Estimated useful lives	Estimated net residual values	Annual depreciation rates
Buildings	30-40 years	3%	2.43%-3.23%

When an investment property is transferred to owner-occupied properties, it is reclassified as fixed asset or intangible asset at the date of the transfer. When an owner-occupied property is transferred out for earning rentals or for capital appreciation, the fixed asset or intangible asset is reclassified as investment properties at its carrying amount at the date of the transfer. The carrying amount before is deemed as the entry value after at the time of the transfer.

The investment property’s estimated useful life, net residual value and depreciation method applied are reviewed and adjusted as appropriate at each year-end.

An investment property is derecognised on disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposal. The net amount of proceeds from sale, transfer, retirement or damage of an investment property after its carrying amount and related taxes and expenses is recognised in profit or loss for the current period.

When the recoverable amount of investment properties is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount (Note 2(19)).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(14)	Fixed assets

(a)	Recognition and initial measurement of fixed assets

Fixed assets comprise buildings, plant and machinery, vehicles and other equipment, etc.

Fixed asset is recognized when it is probable that the associated economic benefits will flow to the Group and the related cost can be reliably measured. Fixed assets purchased or constructed by the Group are initially measured at cost at the time of acquisition. The fixed assets injected by the state-owned shareholder during the restructuring were initially recorded at the valuated amount approved by the relevant authorities managing state-owned assets.

Subsequent expenditures incurred for a fixed asset are included in the cost of the fixed asset when it is probable that the associated economic benefits will flow to the Group and the related cost can be reliably measured. The carrying amount of the replaced part is derecognised. All the other subsequent expenditures are recognised in profit or loss in the period in which they are incurred.

(b)	Depreciation methods of fixed assets

Fixed assets are depreciated using the straight-line method to allocate the cost of the assets to their estimated residual values over their estimated useful lives. For the fixed assets that have been provided for impairment loss, the related depreciation charge is prospectively determined based upon the adjusted carrying amounts over their remaining useful lives.

The estimated useful lives, the estimated residual values expressed as a percentage of cost and the annual depreciation rates of fixed assets are as follows:

	Estimated useful lives	Estimated net residual values	Annual depreciation rates
Buildings	12-40 years	0%-5%	2.4%-8.3%
Plant and machinery	12-20 years	0%-5%	4.8%-8.3%
Vehicles and other equipment	4-20 years	0%-5%	4.8%-25.0%

The estimated useful life, the estimated net residual value of a fixed asset and the depreciation method applied to the asset are reviewed, and adjusted as appropriate at each year-end.

(c)	When the recoverable amount of fixed assets is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount (Note 2(19)).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(14)	Fixed assets (continued)

(d)	Disposal of fixed assets

A fixed asset is derecognised on disposal or when no future economic benefits are expected from its use or disposal. The amount of proceeds from disposals on sale, transfer, retirement or damage of a fixed asset net of its carrying amount and related taxes and expenses is recognised in profit or loss for the current period.

(15)	Construction in progress

Construction in progress is measured at actual cost. Actual cost comprises construction costs, installation costs, borrowing costs that are eligible for capitalisation and other costs necessary to bring the fixed assets ready for their intended use. Construction in progress is transferred to fixed assets when the assets are ready for their intended use, and depreciation begins from the following month. When the recoverable amount of construction in progress is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount (Note 2(19)).

(16)	Borrowing costs

The borrowing costs that are directly attributable to the acquisition and construction of a fixed asset that needs a substantially long period of time for its intended use commence to be capitalised and recorded as part of the cost of the asset when expenditures for the asset and borrowing costs have been incurred, and the activities relating to the acquisition and construction that are necessary to prepare the asset for its intended use have commenced. The capitalisation of borrowing costs ceases when the asset under acquisition or construction becomes ready for its intended use and the borrowing costs incurred thereafter are recognised in profit or loss for the current period. Capitalisation of borrowing costs is suspended during periods in which the acquisition or construction of a fixed asset is interrupted abnormally and the interruption lasts for more than 3 months, until the acquisition or construction is resumed.

For the specific borrowings obtained for the acquisition or construction of a fixed asset qualifying for capitalisation, the amount of borrowing costs eligible for capitalisation is determined by deducting any interest income earned from depositing the unused specific borrowings in the banks or any investment income arising on the temporary investment of those borrowings during the capitalisation period.

For the general borrowings obtained for the acquisition or construction of a fixed asset qualifying for capitalisation, the amount of borrowing costs eligible for capitalisation is determined by applying the weighted average effective interest rate of general borrowings, to the weighted average of the excess amount of cumulative expenditures on the asset over the amount of specific borrowings. The effective interest rate is the rate at which the estimated future cash flows during the period of expected duration of the borrowings or applicable shorter period are discounted to the initial amount of the borrowings.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(17)	Intangible assets

Intangible assets include land use rights and patents, and are measured at cost. The intangible assets injected by the state-owned shareholder during the restructuring were initially recorded at the valuated amount approved by the relevant authorities managing state-owned assets.

(a)	Land use rights

Land use rights are amortised on the straight-line basis over their approved use period of 30-50 years. If the acquisition costs of the land use rights and the buildings located thereon cannot be reasonably allocated between the land use rights and the buildings, all of the acquisition costs are recognised as fixed assets.

(b)	Patents

Patents are amortised on a straight-line basis over the patent protection period of 10-28 years as stipulated by the laws.

(c)	Periodical review of useful life and amortisation method

For an intangible asset with a finite useful life, review of its useful life and amortisation method is performed at each year-end, with adjustment made as appropriate.

(d)	Research and development

The expenditure on an internal research and development project is classified into expenditure on the research phase and expenditure on the development phase based on its nature and whether there is material uncertainty that the research and development activities can form an intangible asset at end of the project.

Expenditure on the research phase is recognised in profit or loss in the period in which it is incurred. Expenditure on the development phase is capitalised only if all of the following conditions are satisfied:

•	it is technically feasible to complete the research and development project so that it will be available for use or sale;

•	management intends to complete the research and development project, and use or sell it;

•	it can be demonstrated how the research and development project will generate economic benefits;

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(17)	Intangible assets (continued)

(d)	Research and development (continued)

•	there are adequate technical, financial and other resources to complete the development and the ability to use or sell the research and development project; and

•	the expenditure attributable to the research and development project during its development phase can be reliably measured.

Other development expenditures that do not meet the conditions above are recognised in profit or loss in the period in which they are incurred. Development costs previously recognised as expenses are not recognised as an asset in a subsequent period. Capitalised expenditure on the development phase is presented as development costs in the balance sheet and transferred to intangible assets at the date that the asset is ready for its intended use.

(e)	Impairment of intangible assets

When the recoverable amount of an intangible asset is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount (Note 2(19)).

(18)	Long-term prepaid expenses

Long-term prepaid expenses mainly include the catalyst expenditures, leasehold improvements and other expenditures that have been incurred but should be recognised as expenses over more than one year in the current and subsequent periods. Long-term prepaid expenses with the book value net of estimated residual value are amortised on the straight-line basis over the expected beneficial periods and are presented at actual expenditure net of accumulated amortisation.

Catalyst expenditures are amortised on a straight-line method within 2 to 5 years.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(19)	Impairment of long-term assets

Fixed assets, construction in progress, intangible assets with finite useful lives, long-term prepaid expenses, investment properties measured using the cost model and long-term equity investments in subsidiaries, joint ventures and associates are tested for impairment if there is any indication that the assets may be impaired at the balance sheet date; intangible assets which are not ready for their intended use should be tested for impairment at least on an annual basis, irrespective of whether there is any indication that it may be impaired. If the result of the impairment test indicates that the recoverable amount of an asset is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and the present value of the future cash flows expected to be derived from the asset. Provision for asset impairment is determined and recognised on the individual asset basis. If it is not possible to estimate the recoverable amount of an individual asset, the recoverable amount of a group of assets to which the asset belongs is determined. A group of assets is the smallest group of assets that is able to generate independent cash inflows.

Once the above asset impairment loss is recognised, it will not be reversed for the value recovered in the subsequent periods.

(20)	Safety production costs

According to the decision of the State Council on Further Strengthening the work of production safety (Guofa No.2 2004), Shanghai Municipal Government to implement the State Council on Further Strengthening corporate safety work notice (Hufufa No.35 2010) and Safe production costs extraction and use of management practices (Caiqi No.16 2012) issued by the Ministry of Finance and the national production safety supervision administration on 2 February 2012, The Group extracted safety production costs in a certain percentage of sales revenue from the dangerous goods in previous year, which is used for safety costs.

The safety production costs, accrued in accordance with the above regulations, shall be charged in relevant costs or profit and loss, and in the specific reserve. Safety production costs, which belong to expenses, directly offset the special reserves. If the costs formed into fixed assets, the special reserves shall be offset according to the cost forming into fixed assets, and recognize the same amount of accumulated depreciation. This fixed asset shall no longer accrue depreciation in the following period.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(21)	Employee benefits

Employee benefits include short-term employee benefits, post-employment benefit and termination benefits provided in various forms of consideration in exchange for service rendered by employees or compensations for the termination of employment relationship.

(a)	Short-term employee benefits

Short-term employee benefits include employee wages or salaries, bonus, allowances and subsidies, staff welfare, premiums or contributions on medical insurance, work injury insurance and maternity insurance, housing funds, union running costs and employee education costs, short-term paid absences. The employee benefit liabilities are recognised in the accounting period in which the service is rendered by the employees, with a corresponding charge to the profit or loss for the current period or the cost of relevant assets. Employee benefits which are non-monetary benefits are measured at fair value.

(b)	Post-employment benefits

The Group classifies post-employment benefit plans as either defined contribution plans or defined benefit plans. Defined contribution plans are post-employment benefit plans under which the Group pays fixed contributions into a separate fund and will have no obligation to pay further contributions; and Defined benefit plans are post-employment benefit plans other than defined contribution plans. During the reporting period, the Group’s post-employment benefits mainly include basic pensions, unemployment insurance and supplemental basic pensions, all of which belong to the defined contribution plans.

Basic pensions

Employees of the Group participate in the defined basic pension insurance plan set up and administered by local labour and social protection authorities. Monthly payments of premiums on the basic pensions are calculated according to prescribed bases and percentage by the relevant local authorities. When employees retire, the relevant local authorities are obliged to pay the basic pensions to them. The amounts based on the above calculations are recognised as liabilities in the accounting period in which the service has been rendered by the employees, with a corresponding charge to the profit or loss for the current period or the cost of relevant assets.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(21)	Employee benefits (continued)

(c)	Termination benefits

When the Group terminates the employment relationship with employees before the employment contracts expire, or provides compensation as an offer to encourage employees to accept voluntary redundancy, a provision for the termination benefits provided is recognised in profit or loss when both of the following conditions are satisfied:

•	The Group has a formal plan for the termination of employment or has made an offer to employees for voluntary redundancy, which will be implemented shortly.

•	The Group is not allowed to withdraw from termination plan or redundancy offer unilaterally.

Termination benefits expected to be paid in one year are listed as current liabilities.

(22)	Profit distribution

Proposed profit distribution is recognised as a liability in the period in which it is approved by the Shareholders’ meeting.

(23)	Share-based payments

(a)	Types of Share-based payment

The term “share-based payment” refers to a transaction in which an enterprise grants equity instruments or undertakes equity-instrument-based liabilities in return for services from employee or other parties. Equity instruments include equity instruments of the Company itself or its subsidiaries.

Equity-settled share-based payment transactions

The Group’s share option incentive plans are equity-settled share-based payments and are measured at fair value of equity instruments granted to employees on the date of the grant. If the right cannot be exercised until the vesting period comes to an end and until the prescribed performance conditions are met, then within the vesting period, the services obtained in the current period shall, based on the best estimate of the number of vested equity instruments, be included in the relevant costs or expenses and the capital reserves shall be increased accordingly at the fair value of the equity instruments on the date of the grant. If the subsequent information indicates that the number of vested equity instruments is different from the previous estimate, an adjustment shall be made and on the vesting date, and the estimate shall be adjusted to equal the number of the actually vested equity instruments. On the vesting date, an enterprise shall, based on the number of the equity instruments of which the right is actually exercised, confirm share capital and share premium, and carry forward the capital surplus recognised within the vesting period.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(23)	Share-based payments (continued)

(b)	Method for determining the fair value of share options

The Group uses Black-Scholes valuation model to determine the fair value of the share options.

(c)	Estimate basis of the the number of options

At the end of each reporting period, the Group revises its estimates of the number of options that are expected to vest based on the non-marketing performance and service conditions. It recognises the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to equity. As at the vesting date, the estimates of the number of options should be same with the actual exercised number.

(d)	Accounting treatment for share-based payments exercise

When the options are exercised at the vesting date, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (and share premium).

(24)	Provisions

Provisions for contingent liabilities etc. are recognised when the Group has a present obligation, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be measured reliably.

A provision is initially measured at the best estimate of the expenditure required to settle the related present obligation. Factors surrounding a contingency, such as the risks, uncertainties and the time value of money, are taken into account as a whole in reaching the best estimate of a provision. Where the effect of the time value of money is material, the best estimate is determined by discounting the related future cash outflows. The increase in the discounted amount of the provision arising from passage of time is recognised as interest expense.

The carrying amount of provisions is reviewed at each balance sheet date and adjusted to reflect the current best estimate.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(25)	Revenue recognition

The amount of revenue is determined in accordance with the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group’s activities. Revenue is shown net of discounts and returns.

Revenue is recognised when the economic benefits associated with the transaction will flow to the Group, the related revenue can be reliably measured, and the specific revenue recognition criteria have been met for each type of the Group’s activities as described below:

(a)	Sale of goods

Revenue from sale is recognised when all of the general conditions stated above and the following conditions are satisfied: the significant risks and rewards of ownership of goods have been transferred to the buyer, as well as the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold. The Group recognises revenue when goods are sent to designated place and confirmed receipt by customers according to the terms of contract.

(b)	Rendering of services

The Group provides service to external parties. The related revenue is recognised using the percentage of completion method, with the stage of completion being determined based on proportion of costs incurred to date to the estimated total costs.

(c)	Transfer of asset use rights

Interest income is determined by using the effective interest method, based on the length of time for which the Group’s cash is used by others.

Income from an operating lease is recognised on a straight-line basis over the period of the lease.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(26)	Government grants

Government grants are transfers of monetary or non-monetary assets from the government to the Group at nil consideration, including refund of taxes and financial subsidies, etc.

A government grant is recognised when the conditions attached to it can be complied with and the government grant can be received. For a government grant in the form of transfer of monetary assets, the grant is measured at the amount received or receivable. For a government grant in the form of transfer of non-monetary assets, it is measured at fair value; if the fair value is not reliably determinable, the grant is measured at nominal amount.

A government grant related to an asset means grant that used for acquisition, construction or otherwise to form long-term assets. A government grant related to income is grant in addition to government grant related to an asset.

A government grant related to an asset is recognised initially as deferred income and amortised to profit or loss on a straight-line basis over the useful life of the asset. A grant measured at nominal amount is recognised in profit or loss for the period immediately.

A government grant related to income that compensates the Group for expenses to be incurred in the subsequent periods is recognised initially as deferred income and recognised in profit or loss in the same periods in which the expenses are recognised. A grant that compensates the Group for expenses incurred is recognised in profit or loss immediately.

(27)	Deferred tax assets and deferred tax liabilities

Deferred tax assets and deferred tax liabilities are calculated and recognised based on the differences arising between the tax bases of assets and liabilities and their carrying amounts (temporary differences). Deferred tax asset is recognised for the deductible losses that can be carried forward to subsequent years for deduction of the taxable profit in accordance with the tax laws. No deferred tax liability is recognised for a temporary difference arising from the initial recognition of goodwill. No deferred tax asset or deferred tax liability is recognised for the temporary differences resulting from the initial recognition of assets or liabilities due to a transaction other than a business combination, which affects neither accounting profit nor taxable profit (or deductible loss). At the balance sheet date, deferred tax assets and deferred tax liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled.

Deferred tax assets are only recognised for deductible temporary differences, deductible losses and tax credits to the extent that it is probable that taxable profit will be available in the future against which the deductible temporary differences, deductible losses and tax credits can be utilised.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(27) Deferred tax assets and deferred tax liabilities (continued)

Deferred tax liabilities are recognised for temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the Group is able to control the timing of reversal of the temporary difference, and it is probable that the temporary difference will not reverse in the foreseeable future. When it is probable that the temporary differences arising from investments in subsidiaries, associates and joint ventures will be reversed in the foreseeable future and that the taxable profit will be available in the future against which the temporary differences can be utilised, the corresponding deferred tax assets are recognised.

Deferred tax assets and liabilities are offset when:

•	the deferred taxes are related to the same tax payer within the Group and the same taxation authority; and,

•	that tax payer within the Group has a legally enforceable right to offset current tax assets against current tax liabilities.

(28)	Leases

A lease that in substance transfers substantially all the risks and rewards incidental to ownership of an asset is a finance lease. An operating lease is a lease other than a finance lease. Lease payments under an operating lease are recognised on a straight-line basis over the period of the lease, and are either capitalised as part of the cost of related assets, or charged as an expense for the current period.

(29)	Related parties

If a party has the power to control, jointly control or exercise significant influence over another party, or vice versa, or where two or more parties are subject to common control or joint control from another party, they are considered to be related parties. Related parties may be individuals or enterprises. Enterprises with which the Company is under common control only from the State and that have no other related party relationships are not regarded as related parties of the Group. Related parties of the Group and the Company include, but are not limited to:

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(29)	Related parties (continued)

a.	the Company’s parent;

b.	the Company’s subsidiaries;

c.	enterprises that are controlled by the Company’s parent;

d.	investors that have joint control or exercise significant influence over the Group;

e.	enterprises or individuals if a party has control or joint control over both the enterprises or individuals and the Group;

f.	joint ventures of the Group, including subsidiaries of joint ventures;

g.	associates of the Group, including subsidiaries of associates;

h.	principal individual investors of the Group and close family members of such individuals;

i.	key management personnel of the Group and close family members of such individuals;

j.	key management personnel of the Company’s parent company;

k.	close family members of key management personnel of the Company’s parents; and

l.	other enterprises that are controlled or jointly controlled by principal individual investors, key management personnel of the Group, or close family members of such individuals.

In addition to the related parties stated above determined in accordance with the requirements of CAS, the following enterprises and individuals(but not limited to) are considered as related parties based on the disclosure requirements of Administrative Procedures on the Information Disclosures of Listed Companies issued by the CSRC:

m.	enterprises or individuals that act a concert, that hold 5% or more of the Company’s shares;

n.	individuals who directly or indirectly hold more than 5% of the Company’s shares and their close family members, supervisors of the listed companies and their close family members;

o.	enterprises that satisfied any of the aforesaid conditions in (a), (c) or (m) during the past 12 months or will satisfy them within the next 12 months pursuant to a relevant agreement;

p.	individuals who satisfied any of the aforesaid conditions in (i), (j) or (n) during the past 12 months or will satisfy them within the next 12 months pursuant to a relevant agreement; and

q.	enterprises, other than the Company and the subsidiaries controlled by the Company, which are controlled directly or indirectly by an individual defined in (i), (j), (n) or (p), or in which such an individual assumes the position of a director or senior executive.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(30)	Segment information

The Group identifies operating segments based on the internal organisation structure, management requirements and internal reporting system, and discloses segment information of reportable segments which is determined on the basis of operating segments.

An operating segment is a component of the Group that satisfies all of the following conditions: (1) the component is able to earn revenue and incur expenses from its ordinary activities; (2) whose operating results are regularly reviewed by the Group’s management to make decisions about resources to be allocated to the segment and to assess its performance, and (3) for which the information on financial position, operating results and cash flows is available to the Group. If two or more operating segments have similar economic characteristics and satisfy certain conditions, they are aggregated into one single operating segment.

(31)	Significant accounting policies and accounting estimates

The Group continually evaluates the critical accounting estimates and key judgments applied based on historical experience and other factors, including expectations of future events that are believed to be reasonable.

The critical accounting estimates and key assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next accounting year are outlined below:

(i)	Estimated useful life and residual value of fixed assets

The Group assessed the reasonableness of estimated useful life of fixed assets in line with the historical experience on the basis of similar function or characteristic for the assets. If there are significant changes in estimated useful lives and residual value from previous years, the depreciation expenses for future periods are adjusted.

The Group reviews and adjusts the useful lives and estimated residual value of the assets regularly at the end of each year end.

(ii)	Impairment of long-term assets

Long-term assets are reviewed for impairment at each balance sheet date when events or changes in circumstance have indicated that their carrying amounts may not be recoverable. If any such evidence indicated that their carrying amounts may not be recoverable, the carrying amounts exceed the recoverable amounts would be recognized as impairment loss and accounted in current profit or loss.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(31)	Significant accounting policies and accounting estimates (continued)

(ii)	Impairment of long-term assets (continued)

The recoverable amount of an asset (or an asset group) is the greater of its net selling price and its present value of expected future cash flows. In assessing value in use, significant judgements are exercised over the assets’ (or the asset group’s) production and sales, selling prices, related operating expenses and discount rate to calculate the present value. All relevant materials which can be obtained are used for estimation of the recoverable amount, including the estimation of the production, selling prices and related operating expenses based on reasonable and supportable assumptions.

(iii)	Inventory provision

Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical cost of sales. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

(iv)	Income taxes

There are many transactions and events for which the ultimate tax determination is uncertain during the ordinary course of business. Significant judgment is required from the Group in determining the provision for income taxes in each of these jurisdictions. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

In addition, the Group recognises deferred tax assets only to the extent that it is probable that future taxable profit will be available against the assets which can be realised or utilized. If profit forecasts deviate from original estimates, the deferred tax assets will need to be adjusted in future, which has significant impact on profit.

In making the assessment of whether it is probable the Group will realise or utilise the deferred tax assets, management primarily relies on the generation of future taxable income to support the recognition of deferred tax assets. In order to fully utilise the deferred tax assets recognised at 30 June 2016, the Group would need to generate future taxable income of at least RMB351 million (unaudited). Based on estimated forecast and historical experience, management believes that it is probable that the Group will generate sufficient taxable income.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

3	Taxation

(1)	The main categories and rates of taxes applicable to the Group are set out below:

Category	Tax base	Tax rate
Enterprise income tax	Taxable income	25%
Value-added tax (“VAT”) (a)	Taxable value-added amount (Tax payable is calculated using the taxable sales amount multiplied by the applicable tax rate less deductible VAT input of the current period)	6%, 11%, 13% and 17%
Business tax (a)	Taxable turnover amount	5%
Consumption tax	Taxable sales amount	Gasoline: RMB2,110 per ton; diesel oil: RMB1,411 per ton
City maintenance and construction tax	Consumption tax payable, business tax payable and VAT payable	1% and 7%

(a)	Revenue from transportation industry, modern service industry, tangible asset leasing, port service and warehousing service are subject to VAT, the applicable tax rate of revenue from tangible assets leasing is 17%, and revenue from modern service, port service and warehousing service income is 6%.

4	Notes to the consolidated financial statements

(1)	Cash at bank and on hand

	30 June 2017 (unaudited)	31 December 2016
Cash on hand	11	5
Cash at bank	7,955,904	5,440,410
Other monetary funds	11	208
	7,955,926	5,440,623

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(2)	Notes receivable

	30 June 2017 (unaudited)	31 December 2016
Bank acceptance notes	1,082,328	1,267,920

All of the above notes held are short-term acceptance notes due within six months. No notes receivables, included in the above, were transferred to accounts receivable due to non-performance of the issuers for the six months ended 30 June 2017 (unaudited).

(a)	As at 30 June 2017, the Group has no notes receivable which are pledged for the issuance of letters of credit (unaudited) (31 December 2016: Nil).

(b)	As at 30 June 2017, the Group’s endorsed or discounted notes receivable which are still undue are as follows (unaudited):

	Derecognised	Not derecognised
Bank acceptance notes	337,978	—

(3)	Interest receivable

	30 June 2017 (unaudited)	31 December 2016
Interest on bank deposits	42,895	11,553
Interest on entrusted loans	37	43
	42,932	11,596

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(4)	Accounts receivable

	30 June 2017 (unaudited)	31 December 2016
Amounts due from related parties (Note 7(6))	1,172,499	1,241,636
Amounts due from third parties	603,828	414,962

	1,776,327	1,656,598
Less: Provision for bad debts	(28)	(18)

	1,776,299	1,656,580

(a)	The ageing of accounts receivable is analysed as follows:

	30 June 2017 (unaudited)	31 December 2016
Within one year	1,776,268	1,656,559
Over one year but within two years	32	24
Over two years but within three years	22	10
Over three years	5	5

	1,776,327	1,656,598
Less: Provision for bad debts	(28)	(18)

	1,776,299	1,656,580

As at 30 June 2017, the Group has no any significant overdue accounts receivable (unaudited) (31 December 2016: Nil).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(4)	Accounts receivable (continued)

(b)	Accounts receivable by categories are analysed as follows:

	30 June 2017 (unaudited)				31 December 2016
	Gross carrying amount		Provision for bad debts		Gross carrying amount		Provision for bad debts
	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)
Individually significant and subject to separate provision	—	—	—	—	—	—	—	—
Subject to provision by groups:
- Group 1	603,828	33.99	28	0.01	414,962	25.05	18	0.01
- Group 2	1,172,499	66.01	—	—	1,241,636	74.95	—	—
Individually insignificant but subject to separate provision	—	—	—	—	—	—	—	—

	1,776,327	100.00	28	—	1,656,598	100.00	18	—

Classification of accounts receivable: refer to Note 2(10(b)).

(c)	Subject to provision by Group 1 are as follows:

	30 June 2017 (unaudited)			31 December 2016
	Gross carrying amount	Provision for bad debts		Gross carrying amount	Provision for bad debts
	Amount	Amount	Percentage (%)	Amount	Amount	Percentage (%)
Within one year	603,769	–	—	414,923	—	—
Over one year but within two years	32	10	30.00	24	7	30.00
Over two years but within three years	22	13	60.00	10	6	60.00
Over three years	5	5	100.00	5	5	100.00

	603,828	28	—	414,962	18	—

There are no collateral over the above accounts receivable with provision for bad debts (unaudited).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(4)	Accounts receivable (continued)

(d)	During the period, the Group assessed the impairment on an individual basis in accordance with the accounting policy as described in Note 2(10), and there were no provision for accounts receivable that are individually significant or insignificant but assessed for impairment individually (unaudited).

(e)	During the period, the Group had no accounts receivable with fully or substantially write-off or write-back of bad debts which had been fully or substantially provided for in prior years (unaudited).

(f)	There are no significant accounts receivable that are written off during the current period (unaudited).

(g)	As at 30 June 2017, the top five accounts receivable by borrowers are summarised as follows (unaudited):

	Amount	Provision for bad debts	Percentage of total accounts receivable (%)
Total top five accounts receivable	1,350,009	—	76.00%

(h)	Accounts receivable derecognised due to the transfer of financial assets this period amounted to RMB2,758,970 thousands (unaudited) (for the six months ended 30 June 2016: RMB1,176,930 thousands (unaudited)), the relating amount recorded in financial expenses was RMB9,969 thousands (unaudited) (for the six months ended 30 June 2016: RMB3,495 thousands (unaudited)).

(i)	As at 30 June 2017, the Group had no accounts receivable which are pledged for the issuance of letters of credit (31 December 2016: Nil).

(5)	Other receivables

	30 June 2017 (unaudited)	31 December 2016
Amounts due from related parties (Note 7(6))	8,932	1,486
Receivables from the third parties	56,980	56,033

	65,912	57,519
Less: Provision for bad debts	(989)	(974)

	64,923	56,545

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(5)	Other receivables (continued)

(a)	The ageing of other receivables is analysed as follows:

	30 June 2017 (unaudited)	31 December 2016
Within one year	64,841	56,448
Over one year but within two years	89	139
Over two years but within three years	50	—
Over three years	932	932

	65,912	57,519
Less: Provision for bad debts	(989)	(974)

	64,923	56,545

As at 30 June 2017, the Group has no any significant overdue other receivables (unaudited) (31 December 2016: Nil).

(b)	Other receivables by categories are analysed as follows:

	30 June 2017 (unaudited)				31 December 2016
	Gross carrying amount		Provision for bad debts		Gross carrying amount		Provision for bad debts
	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)
Individually significant and subject to separate provision	—	—	—	—	—	—	—	—
Subject to provision by groups:
- Group 1	56,980	86.45	989	1.74	56,033	97.42	974	1.74
- Group 2	8,932	13.55	—	—	1,486	2.58	—	—
Individually insignificant but subject to separate provision	—	—	—	—	—	—	—	—

	65,912	100.00	989	—	57,519	100.00	974	—

Classification of other receivable: refer to Note 2(10(b)).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(5)	Other receivables (continued)

(c)	The groups of other receivable in which provisions are made using ageing analysis method are analysed as follows:

	30 June 2017 (unaudited)			31 December 2016
	Gross carrying amount	Provision for bad debts		Gross carrying amount	Provision for bad debts
	Amount	Amount	Percentage (%)	Amount	Amount	Percentage (%)
Within one year	55,909	—	—	54,962	—	—
Over one year but within two years	89	27	30.00	139	42	30.00
Over two years but within three years	50	30	60.00	—	—	—
Over three years	932	932	100.00	932	932	100.00

	56,980	989	—	56,033	974	—

(d)	During the period, the Group assessed the impairment on an individual basis in accordance with the accounting policy as described in Note 2(10), and there were no provision for other receivables that are individually significant or insignificant but assessed for impairment individually (unaudited).

(e)	During the period, the Group had no material other receivables with fully or substantially write-off or write-back of bad debts which had been fully or substantially provided for in prior years (unaudited).

(f)	There are no significant other receivables that are written off during the current period (unaudited).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(5)	Other receivables (continued)

(g)	As at 30 June 2017, the top five other receivables are as follows (unaudited):

	Nature	Amount	Ageing	Percentage of total other receivables	Provision for bad debts
Jinshan Tax Bureau	Export tax refund	48,579	Within one year	73.70%	—
Shanghai Petrochemical BOC Gases Co., Ltd (“BOC-SPC”)	Business transaction	7,416	Within one year	11.25%	—
Sinopec Huadong Sales Company Limited	Business transaction	1,217	Within one year	1.85%	—
Shanghai Secco Petrochemical Company Limited (“Shanghai Secco”)	Business transaction	179	Within one year	0.27%	—
Shanghai Gulf Petrochemical Company Limited	Business transaction	149	Within one year	0.23%	—

		57,540		87.30%

(6)	Advances to suppliers

	30 June 2017 (unaudited)	31 December 2016
Amounts advance to related parties (Note 7(6))	68,734	18,197
Amounts advance to third parties	8,767	11,143

	77,501	29,340

(a)	The ageing of advances to suppliers is analysed as follows:

	30 June 2017 (unaudited)		31 December 2016
	Amount	Percentage (%)	Amount	Percentage (%)
Within one year	77,501	100.00%	29,340	100.00%

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(6)	Advances to suppliers (continued)

(b)	As at 30 June 2017, the top five advances to suppliers are summarised as follows (unaudited):

	Amount	Percentage of total advances to suppliers (%)
Total top five advances to suppliers	71,591	92.37%

(7)	Inventories

(a)	Inventories by categories are as follows:

	30 June 2017 (unaudited)			31 December 2016
	Gross carrying amount	Provision for declines in the value of inventories	Carrying amount	Gross carrying amount	Provision for declines in the value of inventories	Carrying amount
Raw materials	4,235,862	(309)	4,235,553	3,863,647	(309)	3,863,338
Work in progress	958,816	(31,281)	927,535	1,004,580	(44,453)	960,127
Finished goods	1,673,692	(19,236)	1,654,456	1,154,679	(22,583)	1,132,096
Spare parts and consumables	261,666	(62,277)	199,389	266,189	(62,277)	203,912

	7,130,036	(113,103)	7,016,933	6,289,095	(129,622)	6,159,473

(b)	Provision for declines in the value of inventories is analysed as follows:

	31 December 2016	Increases	Decreases Sold	30 June 2017 (unaudited)
Raw materials	309	—	—	309
Work in progress	44,453	2,409	(15,581)	31,281
Finished goods	22,583	14,834	(18,181)	19,236
Spare parts and consumables	62,277	—	—	62,277

	129,622	17,243	(33,762)	113,103

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(7)	Inventories (continued)

(c)	Provision for declines in the value of inventories are analysed as follows:

	Basis for determining net realisable value	Reason for sold (unaudited)
Raw materials	The estimated selling price in the ordinary course of business, less the estimated costs to completion and estimated costs necessary to make the sale and related taxes.	Not available
Work in progress	Same as above	Sold in current period
Finished goods	The estimated selling price in the ordinary course of business, less the estimated costs necessary to make the sale and related taxes.	Sold in current period
Spare parts and consumables	Same as above	Not available

(8)	Other current assets

	30 June 2017 (unaudited)	31 December 2016
Entrusted lendings due within one year	76,000	88,000
Long-term prepaid expenses – the current part (Note 4(14))	155,358	157,926
VAT deductible	12,909	7,878
Prepayment of enterprise income tax	1,073	—

	245,340	253,804

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(9)	Long-term equity investments

	30 June 2017 (unaudited)	31 December 2016
Joint ventures (a)	184,478	190,697
Associates (b)	3,754,478	3,648,097
	3,938,956	3,838,794
Less: Provision for impairment of long-term equity investment	—	—

	3,938,956	3,838,794

There are no significant restrictions over the realisation of the Group’s long-term equity investment.

(a)	Joint ventures

		Current period movement
	31 December 2016	Additional/ negative investment	Net profit/(loss) adjusted by equity method	Cash dividends declared in current period	Impairment provided in current period	30 June 2017 (unaudited)
Joint ventures of subsidiaries
Shanghai Jinpu Plastic Packing Materials Company Limited (“Jinpu”)	—	—	—	—	—	—
Shanghai Petrochemical Yangu Gas Development Company Limited (“Yangu Gas”)	50,558	—	48	—	—	50,606
BOC-SPC	140,139	—	15,733	(22,000)	—	133,872

	190,697	—	15,781	(22,000)	—	184,478

Interests in joint ventures, refer to Note 5(2).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(9)	Long-term equity investments (continued)

(b)	Associates

		Current period movement
	31 December 2016	Additional/ negative investment	Net profit/(loss) adjusted by equity method	Cash dividends declared in current period	Impairment provided in current period	Change in other equity	30 June 2017 (unaudited)
Associates of the Company
Shanghai Secco	2,031,277	—	471,880	(421,120)	—	—	2,082,037
Shanghai Chemical Industry Park Development Company Limited (“Chemical Industry Park”)	1,451,077	—	67,347	—	—	(552)	1,517,872

Associates of subsidiaries
Shanghai Jinsen Hydrocarbon Resins Company Limited (“Jinsen”)	73,301	—	(3,270)	—	—	—	70,031
Shanghai Azbil Automation Company Limited (“Azbil”)	44,237	—	4,425	(6,800)	—	—	41,862
Others	48,205	—	3,905	(9,434)	—	—	42,676

	3,648,097	—	544,287	(437,354)	—	(552)	3,754,478

Interests in associates, refer to Note 5(2).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(10)	Investment properties

Buildings
Cost
31 December 2016	540,493
Transferred from fixed assets (Note 4(11))	37,639

30 June 2017 (unaudited)	578,132

Accumulated depreciation
31 December 2016	160,064
Transferred from fixed assets (Note 4(11))	20,952
Depreciation charged in current period	6,579

30 June 2017 (unaudited)	187,595

Carrying amount
30 June 2017 (unaudited)	390,537

31 December 2016	380,429

For the six months ended 30 June 2017, depreciation charges amounted to RMB6,579 thousands (unaudited) (for the six months ended 30 June 2016: RMB6,778 thousands (unaudited)), without impairment provided (unaudited) (for the six months ended 30 June 2016: Nil (unaudited)).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(11)	Fixed assets

	Buildings	Plant and machinery	Vehicles and other equipment	Total
Cost
31 December 2016	3,843,548	41,435,818	1,924,383	47,203,749
Reclassification in current period	(23,066)	20,990	2,076	—
Increase in current period	—	—	45	45
Transfer from construction in progress (Note 4(12))	—	147,024	9,597	156,621
Decrease in current period	(1,309)	(67,847)	(12,022)	(81,178)
Transfer from investment properties (Note 4(10))	(37,639)	—	—	(37,639)
30 June 2017 (unaudited)	3,781,534	41,535,985	1,924,079	47,241,598
Accumulated depreciation
31 December 2016	2,303,581	28,714,701	1,511,546	32,529,828
Reclassification in current period	312	(719)	407	—
Current period charges	45,031	720,922	33,202	799,155
Decrease in current period	(1,167)	(62,541)	(11,387)	(75,095)
Transfer from investment properties (Note 4(10))	(20,952)	—	—	(20,952)
30 June 2017 (unaudited)	2,326,805	29,372,363	1,533,768	33,232,936
Impairment provision
31 December 2016	279,099	831,225	61,227	1,171,551
Current period charges	—	18,874	—	18,874
Decrease in current period	—	(162)	—	(162)
30 June 2017 (unaudited)	279,099	849,937	61,227	1,190,263
Carrying amount
30 June 2017 (unaudited)	1,175,630	11,313,685	329,084	12,818,399
31 December 2016	1,260,868	11,889,892	351,610	13,502,370

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(11)	Fixed assets (continued)

During the year ended 30 June 2017, the Company and its subsidiaries made impairment provision of RMB18,874 thousands (unaudited) against these property, plant and equipment which will be redundant and permanently withdrawn from use and replaced by new facilities (2015: RMB112,062 thousands (unaudited)).

As at 30 June 2017 (unaudited) and 31 December 2016, the Group had no pledged fixed assets.

For the sixth months ended 30 June 2017, the depreciation expenses amounted to RMB799,155 thousands (unaudited) (for the sixth months ended 30 June 2016: RMB825,856 thousands (unaudited)), of which RMB754,633 thousands (unaudited), RMB4,693 thousands (unaudited) and RMB39,829 thousands (unaudited) (for the sixth months ended 30 June 2016: RMB781,309 thousands (unaudited), RMB4,468 thousands (unaudited) and RMB40,079 thousands (unaudited)) were charged in cost of sales, selling and distribution expenses and general and administrative expenses respectively.

The amount of fixed assets transferred from construction in progress was RMB156,621 thousands (unaudited) (for the sixth months ended 30 June 2016: RMB249,263 thousands (unaudited)).

(12)	Construction in progress

	30 June 2017 (unaudited)			31 December 2016
	Original cost	Impairment provision	Carrying amount	Original cost	Impairment provision	Carrying amount
Construction in progress	969,665	(10,175)	959,490	727,847	(10,175)	717,672

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(12)	Construction in progress (continued)

The movement of the Group’s major construction in progress is listed as follows:

Projects name	Budget	31 December 2016	Increase in current year	Transferred to fixed assets in current year (Note 4(11))	30 June 2017 (unaudited)	Percentage of actual cost to budget	Project progress	Accumulative capitalized borrowing costs	Current year capitalized borrowing costs	Current year borrowing cost capitalizing rate	Source of funds
100,000 tons/year EVA production plant	1,131,520	236,907	—	—	236,907	20.94%	20.94%	1,081	—	—
Cogeneration unit emission reduction project	288,981	—	13,875	—	13,875	4.80%	4.80%	11	11	2.87%	Equity funds and borrowings
2 # olefin cracking furnace low nitrogen combustion transformation project	134,190	—	58,691	—	58,691	43.74%	43.74%	121	121	2.87%	Equity funds and borrowings
Thermal Power fuel tank closed rectification project	99,800	—	17,669	—	17,669	17.70%	17.70%	13	13	2.87%	Equity funds and borrowings
Reconstruction of tail gas discharge from sulfur unit in oil refining department	54,173	—	28,516	(28,516)	—	52.64%	52.64%	49	49	2.87%	Equity funds and borrowings
Oil refining department equipment update in 2016	51,090	17,982	1,316	(1,342)	17,956	54.93%	54.93%	—	—	—	Equity funds and borrowings
Olefin department equipment update in 2016	42,590	20,682	—	(13,946)	6,736	58.52%	58.52%	—	—	—	Equity funds
Storage and transportation department finished oil shipping factory facilities expansion project	35,240	22,000	1,725	(23,725)	—	67.33%	67.33%	—	—	—	Equity funds
Public utilities department equipment update in 2016	32,430	14,186	825	(9,610)	5,401	51.55%	51.55%	—	—	—	Equity funds
Aromatic Hydrocarbon Oily Waste Water Treatment Project	27,688	87	13,833	—	13,920	50.27%	50.27%	—	—	—	Equity funds
Aromatic hydrocarbon furnace heating furnace additional
CEMS monitoring system project	26,705	—	6,829	—	6,829	25.57%	25.57%	—	—	—	Equity funds
3 # atmospheric and vacuum distillation unit heating furnace waste heat recovery system renovation	25,603	—	9,426	—	9,426	36.82%	36.82%	—	—	—	Equity funds
Environmental Protection Department of Sewage Pretreatment and Regional Odor Treatment Phase II Project	25,078	—	11,443	—	11,443	45.63%	45.63%	—	—	—	Equity funds

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(12)	Construction in progress (continued)

Projects name	Budget	31 December 2016	Increase in current year	Transferred to fixed assets in current year (Note 4(11))	30 June 2017 (unaudited)	Percentage of actual cost to budget	Project progress	Accumulative capitalized borrowing costs	Current year capitalized borrowing costs	Current year borrowing cost capitalizing rate	Source of funds
Storage and transportation department chemical terminal 1#,3#, berth to increase oil and gas recycling facilities project	23,430	7,511	5,498	—	13,009	55.52%	55.52%	—	—	—	Equity funds
Aromatic hydrocarbon heating furnace low nitrogen combustion transformation project	23,139	—	11,049	—	11,049	47.75%	47.75%	—	—	—	Equity funds
Storage and transportation department Asphalt tank area odor treatment project	21,722	—	11,271	—	11,271	51.89%	51.89%	—	—	—	Equity funds
Fanglian total reduction of electrical equipment hidden danger management project	20,784	—	14,488	—	14,488	69.71%	69.71%	—	—	—	Equity funds
Thermoelectricity department equipment update in 2016	19,080	5,215	—	(4,889)	326	35.05%	35.05%	—	—	—	Equity funds
Thermoelectricity department furnace 1#,4#, slag transformation	19,070	16,364	933	—	17,297	90.70%	90.70%	—	—	—	Equity funds
Department of Polyester 2 # oxidation combined with tail gas lift emission reduction project	17,027	—	9,175	—	9,175	53.89%	53.89%	—	—	—	Equity funds
Other Business Unit Minor Project		386,913	181,877	(74,593)	494,197			—	—	—	Equity funds

		727,847	398,439	(156,621)	969,665				194

Less: provision for impairment		(10,175)	—	—	(10,175)

		717,672	398,439	(156,621)	959,490

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(12)	Construction in progress (continued)

For the sixth months ended 30 June 2017, the Group has capitalised borrowing costs amounted to RMB194 thousands on qualifying assets (unaudited) (for the sixth months ended 30 June 2016: RMB1,788 thousands (unaudited)).

For the sixth months ended 30 June 2017 and 31 December 2016, the Group ceased the construction of 50,000 tons per year ethanolamine project and fully provided impairment for this project at its carrying amounts of RMB10,175 thousands.

(13)	Intangible assets

	Land use rights	Other intangible assets	Total
Cost
30 June 2017 (unaudited) and 31 December 2016	708,972	95,370	804,342

Accumulated amortisation
31 December 2016	329,267	68,959	398,226
Charge in current period	7,245	1,461	8,706
30 June 2017 (unaudited)	336,512	70,420	406,932

Carrying amount
30 June 2017 (unaudited)	372,460	24,950	397,410
31 December 2016	379,705	26,411	406,116

For the six months ended 30 June 2017, amortisation expenses of intangible assets amounted to RMB8,706 thousands (unaudited) (for the six months ended 30 June 2016: RMB8,706 thousands (unaudited)).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(14)	Long-term prepaid expenses

	31 December 2016	Increase in current period	Amortisation in current period	30 June 2017 (unaudited)
Catalysts	445,349	236,329	(103,293)	578,385
Leaseholding improvements	11,205	—	(555)	10,650
Others	712	—	(242)	470

	457,266	236,329	(104,090)	589,505
Less: within one year	(157,926)			(155,358)

	299,340			434,147

(15)	Deferred tax assets and deferred tax liabilities

(a)	Deferred tax assets before offsetting

	30 June 2017 (unaudited)		31 December 2016
	Deductible temporary differences and deductible losses	Deferred tax assets	Deductible temporary differences and deductible losses	Deferred tax assets
Provision for bad debts and inventory provision	66,998	16,749	83,491	20,873
Provision for impairment of fixed assets	703,640	175,910	684,928	171,232
Difference in depreciation	(430,409)	(107,602)	(396,301)	(99,076)
Provision for impairment of construction in progress	10,175	2,544	10,175	2,544
Share-based payments	48,808	12,202	40,706	10,176
Other deferred tax assets	26,318	6,580	15,764	3,942

	425,530	106,383	438,763	109,691

Including:
To be recovered within 12 months (inclusive)		33,455		40,309
To be recovered over 12 months		72,928		69,382

		106,383		109,691

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(15)	Deferred tax assets and deferred tax liabilities (continued)

(b)	Deferred tax liabilities before offsetting

	30 June 2017 (unaudited)		31 December 2016
	Taxable temporary differences	Deferred tax liabilities	Taxable temporary differences	Deferred tax liabilities
Capitalised borrowing costs	(23,360)	(5,840)	(26,396)	(6,600)

Including:
To be recovered within 12 months (inclusive)		(2,101)		(2,101)
To be recovered over 12 months		(3,739)		(4,499)

		(5,840)		(6,600)

(c)	Deductible temporary differences and deductible losses that are not recognised as deferred tax assets are analysed as follows:

	30 June 2017 (unaudited)	31 December 2016
Deductible temporary differences	534,585	534,585
Deductible losses	457,388	432,634

	991,973	967,219

As accounting policies stated in Note 2(27), and it is not probable that future taxable income against which the deductible temporary differences and deductible losses can be utilised in some subsidiaries of the Company, such subsidiaries have not recognised deferred tax assets.

As at 30 June 2017, Zhejiang Jinyong Acrylic Fibre Company Limited (“Jinyong”) has not recognised deferred tax assets in respect of its fixed assets impairment provision of RMB456,623 thousands, inventory provision of RMB46,190 thousands (unaudited) (31 December 2016: Jinyong has not recognised deferred tax assets in respect of its fixed assets impairment provision of RMB456,623 thousands, inventory provision of RMB46,190 thousands).

As at 30 June 2017, other subsidiaries of the Company have not recognised deferred tax assets of RMB31,772 thousands (31 December 2016: RMB31,772 thousands).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(15)	Deferred tax assets and deferred tax liabilities (continued)

(c)	Deductible temporary differences and deductible losses that are not recognised as deferred tax assets are analysed as follows: (continued)

As accounting policies stated in Note 2(27), the Group not recognised deferred tax assets as it is not probable that future taxable profit against which the losses can be utilized will be available for the Group pursuant to latest tax laws, these accumulated losses will expire from 2016 to 2021.

	30 June 2017	31 December 2016
Jinyong	175,512	161,887
Shanghai Golden Conti Petrochemical
Company Limited (“Jindi”)	193,939	171,800
Shanghai Petrochemical Investment Development
Company Limited (“Toufa”)	60,361	72,813
Jinshan Hotel	27,576	26,134

	457,388	432,634

(d)	Deductible losses that are not recognised as deferred tax assets will expire in the following years:

	30 June 2017 (unaudited)	31 December 2016
2017	66,762	68,211
2018	63,733	63,733
2019	70,723	70,723
2020	140,591	140,591
2021	76,971	89,376
2022	38,608	—

	457,388	432,634

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(15)	Deferred tax assets and deferred tax liabilities (continued)

(e)	The net balance of deferred tax assets and liabilities after offsetting is as follows:

	30 June 2017 (unaudited)		31 December 2016
	Offsetting amount of deferred tax assets and deferred tax liabilities	Deferred tax assets - net	Offsetting amount of deferred tax assets and deferred tax liabilities	Deferred tax assets - net
Deferred tax assets	(5,840)	100,543	(6,600)	103,091
Deferred tax liabilities	5,840	—	6,600	—

(16)	Provision for assets impairment

	31	Increase in	Decrease in current period		30 June
	December 2016	current period	Reversal	Sold/ write-off	2017 (unaudited)
Provision for bad debts	992	25	—	—	1,017
Including: Provision for bad debts of accounts receivable (Note 4(4))	18	10	—	—	28
Provision for bad debts of other receivables (Note 4(5))	974	15	—	—	989
Provision for declines in the value of inventories (Note 4(7))	129,622	17,243	(33,762)	—	113,103
Impairment provisions for fixed asset (Note 4(11))	1,171,551	18,874	—	(162)	1,190,263
Impairment provision for construction in progress (Note 4(12))	10,175	—	—	—	10,175

	1,312,340	36,142	(33,762)	(162)	1,314,558

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(17)	Short-term borrowings

Classification of short-term borrowings

	Currency	30 June 2017 (unaudited)	31 December 2016
Unsecured
- Bank borrowings	RMB	613,421	546,432

As at 30 June 2017, the weighted average interest rate of short-term borrowings is 2.87%-4.35% per annum (unaudited) (31 December 2016: 2.65%-4.5% per annum).

As at 30 June 2017, there are no short-term borrowings which are due but have not been repaid (unaudited) (31 December 2016: Nil).

(18)	Notes payable

	30 June 2017 (unaudited)	31 December 2016
Bank acceptance notes	88,000	5,000

(19)	Accounts payable

	30 June 2017 (unaudited)	31 December 2016
Related parties (Note 7(6))	3,540,547	2,958,566
Third parties	2,276,634	2,123,904
	5,817,181	5,082,470

As at 30 June 2017 (unaudited) and 31 December 2016, there are no individually significant accounts payable aged over one year.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(20)	Advances from customers

	30 June 2017 (unaudited)	31 December 2016
Related parties (Note 7(6))	4,539	13,814
Third parties	424,270	462,992

	428,809	476,806

Advances from customers are mainly advances on sales.

As at 30 June 2017 (unaudited) and 31 December 2016, there are no advances from customers that are individually significant aged over one year (31 December 2016: Nil).

(21)	Employee benefits payable

	30 June 2017 (unaudited)	31 December 2016
Short-term employee benefits payable	85,217	16,960
Defined contribution plans payable	21,039	20,674

	106,256	37,634

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(21)	Employee benefits payable (continued)

(a)	Short-term employee benefits

	31 December 2016	Increase in current period	Decrease in current period	30 June 2017 (unaudited)
Wages and salaries, bonuses, allowances and subsidies	—	652,626	(600,841)	51,785
Staff welfare	—	147,154	(147,154)	—
Social insurances	12,058	83,998	(83,995)	12,061
Including: Medical insurance	9,840	61,351	(61,447)	9,744
Work injury insurance	1,227	7,566	(7,509)	1,284
Maternity insurance	991	6,169	(6,127)	1,033
Supplementary medical insurance	—	8,912	(8,912)	—
Housing funds	—	71,309	(71,309)	—
Compensation for lay-off	—	8,806	(8,806)	—
Others	4,902	68,952	(52,483)	21,371

	16,960	1,032,845	(964,588)	85,217

In accordance with the Group voluntary employee reduction plan, employee reduction expenses amounted to RMB8,806 thousands for the sixth months ended 30 June 2017 (unaudited) (for the sixth months ended 30 June 2016: RMB4,647 thousands (unaudited)).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(21)	Employee benefits payable (continued)

(b)	Defined contribution plans

	31 December 2016	Increase in current period	Decrease in current period	30 June 2017 (unaudited)
Basic pensions	19,684	123,388	(122,552)	20,520
Unemployment insurance	990	5,641	(6,112)	519
Supplemental basic pensions	—	34,388	(34,388)	—

	20,674	163,417	(163,052)	21,039

As stipulated by the regulations of the PRC, the Group participates in a defined contribution retirement plan organised by the Shanghai Municipal Government for its staff.

In addition, pursuant to the document “Order of the Ministry of Labour and Social Security No.20” dated 6 January 2004 issued by the Ministry of Labour of the PRC, the Group has set up a supplementary defined contribution retirement plan for the benefit of employees. Employees who have served the Group for more than one year may participate in this plan. The Group and participating employees make defined contributions to their pension saving accounts according to the plan. The assets of this plan are held separately from those of the Group in an independent fund administered by a committee consisting of representatives from the employees and the Group.

The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. For the sixth months ended 30 June 2017, the Group’s contribution to the above two plans amounted to RMB123,388 thousands (unaudited) and RMB34,388 thousands (unaudited) respectively (for the sixth months ended 30 June 2016: RMB128,170 thousands (unaudited) and RMB35,363 thousands (unaudited) respectively).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(22)	Taxes payable

	30 June 2017 (unaudited)	31 December 2016
Consumption tax payable	937,397	938,495
Value added tax payable	325,195	345,894
Enterprise income tax payable	123,548	620,365
City maintenance and construction tax payable	88,545	89,511
Educational surcharge payable	63,368	64,316
Housing property tax payable	8,135	21,794
Land use tax payable	8,105	25,493
Individual income tax payable	4,900	16,933
Others	8,285	35,626

	1,567,478	2,158,427

(23)	Interest payable

	30 June 2017 (unaudited)	31 December 2016
Interest payable for short-term borrowings	500	465
Others	800	—

	1,300	465

(24)	Dividends payable

	30 June 2017 (unaudited)	31 December 2016
Dividends payable	2,720,473	20,473

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(25)	Other payables

	30 June 2017 (unaudited)	31 December 2016
Related parties (Note 7(6))	50,904	71,924
Third parties	825,439	542,744

	876,343	614,668

(a)	As at 30 June 2016 (unaudited), there are no other payables that are individually significant aged over one year besides unpaid guaranty deposit.

(b)	Other payables by categories are analysed as follows:

	30 June 2017 (unaudited)	31 December 2016
Equipment project and repair charges	502,723	191,043
Accrued expenses	74,141	90,394
Service charge	56,997	66,037
Payable to related parties (Note 7(6))	50,904	71,924
Guaranty deposit	37,131	38,352
Sales discount	30,807	25,700
Deposits	16,392	12,828
Social insurance withholding	10,177	9,723
Others	97,071	108,667

	876,343	614,668

(26)	Deferred income

Government grants project	31 December 2016	Increase in current period	Recognised in non-operating income in current period	30 June 2017 (unaudited)	Related to assets/related to income
Investment subsidies for Chemical Industry	150,000	—	(5,000)	145,000	Related to assets

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(27)	Share capital

	31 December 2016	Current period movement					30 June 2017 (unaudited)
		Issue new share	Stock dividend	Transfer from capital surplus to paid-in capital	Others	Subtotal
Non-restricted shares -
RMB ordinary A shares listed in PRC	7,305,000	—	—	—	—	—	7,305,000
Foreign investment H shared listed overseas	3,495,000	—	—	—	—	—	3,495,000

	10,800,000	—	—	—	—	—	10,800,000

The Company was founded in Shanghai, PRC on 29 June 1993 with registered capital of RMB4,000,000,000 invested by its holding company-China National Petrochemical Corporation; these shares were converted from assets of former Shanghai Petrochemical Complex.

Approved by Zheng Wei Fa No. [1993] 30 issued by the State Council Securities Committee, the Company launched its Initial Public Offering (“IPO”) in July 1993 and September 1993 in Hong Kong, New York and Shanghai to issue 2.23 billion shares, including 1.68 billion H shares and 550 million A shares. The 550 million A shares included 400 million individual shares (including 150 million shares issued to SPC employees) and 150 million legal person shares. H shares were listed on the Hong Kong Stock Exchange on 26 July 1993, and listed on the New York Stock Exchange in the form of American Depositary Shares at the same time; the A shares were listed on the Shanghai Stock Exchange on 8 November 1993.

After the IPO, the total quantity of shares issued by the Company was 6.23 billion, including 4 billion state-owned shares, 150 million legal person shares, 400 million individual shares, and 1.68 billion H shares.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(27)	Share capital (continued)

According to the plan stated in the prospectus issued in July 1993, and approved by the China Securities Regulatory Commission, the Company issued 320 million ordinary A shares with a par value of RMB1 each at an issuing price of RMB2.4 each during the period from 5 April to 10 June 1994. These shares were listed on the Shanghai Stock Exchange on 4 July 1994. By then, the total quantity of shares issued was expanded from 6.23 billion to 6.55 billion.

On 22 August 1996, the Company issued 500 million H shares to overseas investors; on 6 January 1997, another 150 million H shares were issued to overseas investors. By then, the total quantity of shares issued was expanded to 7.2 billion, including 2.33 billion H shares.

In 1998, China National Petrochemical Corporation was restructured to Sinopec Group.

Sinopec Corp. was founded on 28 February 2000 based on the approved assets restructuring of Sinopec Group. As part of the restructuring, the shares of the Company held by the Sinopec Group were injected in Sinopec Corp.; after the restructuring, the ownership of 4 billion state-owned shares of the Company held by the Sinopec Group were transferred to Sinopec Corp., and the shares were changed to state-owned legal person shares in nature.

All the A and H shares rank pari passu in all respects.

Pursuant to the ‘Approval on matters relating to the Share Segregation Reform of Sinopec Shanghai Petrochemical Company Limited’ issued by the State-owned Assets Supervision and Administration Commission of the State Council (State Owned Property [2013] No.443), a General Meeting of A share shareholders was held on 8 July 2013 and passed the resolution of ‘Share Segregation Reform of Sinopec Shanghai Petrochemical Company Limited (Amendment)’ (“the share segregation reform resolution”) which was published by the Company on Shanghai Stock Exchange (“SSE”) website on 20 June 2013. According to the Share Segregation Reform Resolution, the controlling shareholder of the Company, Sinopec Corp., offered shareholders of circulating A shares 5 shares for every 10 circulating A shares they held on 16 August 2013, aggregating 360,000,000 A shares, for the purpose of obtaining the listing rights of its non-circulating shares in the A Shares market. From 20 August 2013 (“the circulation date”), all the Company’s non-circulating A shares have been granted circulating rights on Shanghai Stock Exchange (“SSE”). As part of the restricted conditions, Sinopec Corp. committed that all the 3,640,000,000 A shares held were not allowed to be traded on SSE or transferred within 12 months from the circulation date (“the restriction period”). After the restriction period, Sinopec Corp. can only sell no more than 5 and 10 percent of its total shares within 12 and 24 months, respectively. The former 150,000,000 non-circulating A shares held by social legal persons were also prohibited to be traded on SSE or transferred within 12 months from the circulation date.

The resolution were approved by the extraordinary general meeting of shareholders, A share class shareholders meeting and H share class shareholders meeting on 22 Oct 2013, respectively. As at 30 June 2017, total shares of the Company were 10,800,000 thousands.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(27)	Share capital (continued)

Since the implementation of share segregation reform resolution on 20 August 2013, the Company’s non-circulating A shares had been granted circulating rights. As part of the restricted conditions, 5,460,000,000 A shares (equivalent to ten percent of the total number of Sinopec Shanghai Petrochemical Company’s shares) held by Sinopec Corp. and 225,000,000 A shares held by social legal persons had achieved circulation as at 30 June 2017.

		Current period movement
	31 December 2015	Issue new share	Stock dividend	Transfer from capital surplus to paid-in capital	Others	Subtotal	30 June 2016 (unaudited)
Restricted shares -
Domestic legal persons shares	4,380,000	—	—	—	—	—	4,380,000

Non-restricted shares -
RMB ordinary A shares listed in PRC	2,925,000	—	—	—	—	—	2,925,000
Foreign investment H shared listed overseas	3,495,000	—	—	—	—	—	3,495,000

	10,800,000	—	—	—	—	—	10,800,000

(28)	Capital surplus

	31 December 2016	Increase in current period	Decrease in current period	30 June 2017 (unaudited)
Government grants	412,370	—	—	412,370
Refund of harbor construction charge	32,485	—	—	32,485
Share-based payment recognised in shareholders’ equity (a)	40,706	8,102	—	48,808
Others	49,067	—	—	49,067

	534,628	8,102	—	542,730

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(28)	Capital surplus (continued)

	31 December 2015	Increase in current period	Decrease in current period	30 June 2016 (unaudited)
Government grants	412,370	—	—	412,370
Refund of harbor construction charge	32,485	—	—	32,485
Share-based payment recognised in shareholders’ equity (a)	22,702	11,350	—	34,052
Others	49,067	—	—	49,067

	516,624	11,350	—	527,974

(a)	Share-based payments

Pursuant to the resolution of the fifth meeting of the eighth session of the Board of Directors of the Company on 6 January 2015, the proposal regarding the list of participants and the number of share options under the share option incentive scheme was approved.

According to the Company’s share option incentive scheme, the grant date of share options was 6 January 2015, and there were a total of 38,760 thousand share options granted to 214 participants (0.359% of the total ordinary share capital issued). Each share option has a right to purchase an ordinary A share listed in PRC on vesting date at an exercise price of RMB4.20 under vesting conditions. The options are exercisable starting two years from the grant date, subject to the following vesting conditions:

•	RoE of the Group should be no less than 9% for 2015, 9.5% for 2016 and 10% for 2017 in respect to the three vesting periods;

•	achieving the target compound annual growth rate of 5% in net profit for 2015, 2016 and 2017, respectively based on the net profit of 2013;

•	proportion of the main business revenue in the total revenue should be no less than 99%;

•	each of the above three conditions should be no lower than the 75% level of peer companies; and

•	achieving the target budget set by the Sinopec Corp

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(28)	Capital surplus (continued)

(a)	Share-based payments (continued)

The participant should serve the Group at the required position from the grant date. Exercisable amount of each tranche depended on the time for which the participant served the Group during each. Upon the fulfilment of relevant vesting conditions, the share options of each tranche shall become exercisable at its exercisable date.

As at 31 December 2017, the outstanding share options which will expire in twelve months after the vesting dates and their exercise prices are as follows:

Vesting date	Exercise price	Outstanding shares
	(per share in RMB)	(unaudited)
6 January 2017	3.85	15,404,000
6 January 2018	3.85	10,888,000
6 January 2019	3.85	10,888,000

(b)	Changes in number of share options in current year

As at 30 June 2017 (unaudited)
Outstanding stock options issued in the beginning of the year	38,510,000
Number of share options granted in current year	—
Number of share options exercised in current year	—
Number of share options invalid in current year	(1,330,000)

Outstanding stock options issued in the end of the year	37,180,000

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(28)	Capital surplus (continued)

(c)	Fair value of share options as at grant date

The total fair value of share options has been valued by an external valuation expert using Black-Scholes valuation model. As at the grant date, the significant inputs into the model were as follows:

Exercise price (Renminbi: Yuan)	4.20
Maturity (years)	5.00
Spot share price (Renminbi: Yuan)	4.51
Expected volatility	41.20%
Dividend yield	1.00%
Risk-free interest rate	3.39%-3.67%

The total fair value of share options at the grant date was RMB65,412 thousands.

(d)	Effect of share-based payment transactions on the financial position and financial performance

For the six months ended 30 June 2017 (unaudited)
Total expense recognised for the Equity-settled share-based payment in consolidated income statement	8,102
Accumulated amount recognised for the Equity-settled share-based payment in capital surplus	48,808

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(29)	Other comprehensive income

	Other comprehensive income in Balance Sheet			Other comprehensive income in 2017 Income Statement
	31 December 2016	After-tax attributable to the parent company	30 June 2017 (Unaudited)	Current year before income tax amount	Less: Pre-included other comprehensive income transferred out this year	Less: income tax expense	After-tax attributable to the parent company	After-tax attributable to minority shareholders
Other comprehensive income reclassificated in the future
Under the equity method after the invested entity will be reclassified into the share of profits and losses of other comprehensive income	18,213	(552)	17,661	(552)	—	—	(552)	—

(30)	Specific reserve

	31 December 2016	Accrued during the period	Utilised during the period	30 June 2017 (unaudited)
Safety production costs	346	46,320	(24,305)	22,361

	31 December 2015	Accrued during the period	Utilised during the period	30 June 2016 (unaudited)
Safety production costs	953	53,343	(13,902)	40,394

Specific reserve represents unutilised safety production fund accrued in accordance with state regulations (Note 2(20)).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(31)	Surplus reserve

	31 December 2016	Increase in current period	Decrease in current period	30 June 2017 (unaudited)
Statutory surplus reserve	4,999,046	—	—	4,999,046
Discretionary surplus reserve	101,355	—	—	101,355

	5,100,401	—	—	5,100,401

	31 December 2015	Increase in current period	Decrease in current period	30 June 2016 (unaudited)
Statutory surplus reserve	4,391,905	—	—	4,391,905
Discretionary surplus reserve	101,355	—	—	101,355

	4,493,260	—	—	4,493,260

In accordance with the Company Law and the Company’s Articles of Association, the Company should appropriate 10% of net profit for the year to the statutory surplus reserve, and the Company can cease appropriation when the statutory surplus reserve accumulated to more than 50% of the registered capital. The statutory surplus reserve can be used to make up for the loss or increase the share capital after approval from the appropriate authorities. No Statutory surplus reserve was provided during current period (unaudited) (for the six months ended 30 June 2016: Nil (unaudited)).

The Company appropriates for the discretionary surplus reserve should be proposed by the board of directors and approved by the General Meeting of Shareholders. The discretionary surplus reserve can be used to make up for the loss or increase the share capital after approval from the appropriate authorities. No discretionary surplus reserve was provided in current period (unaudited) (for the six months ended 30 June 2016: Nil (unaudited)).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(32)	Undistributed profits

	Six months ended 30 June
	2017 (unaudited)	2016 (unaudited)
Undistributed profits at the beginning of the period	8,296,460	4,028,025
Add: Net profit attributable to equity shareholders of the parent company for the current period	2,575,479	3,096,675
Less: Ordinary shares dividends payable	(2,700,000)	(1,080,000)

Undistributed profits at the end of the period	8,171,939	6,044,700

Pursuant to the resolution of the shareholders’ meeting on 15 June 2017, a dividend in respect of the year ended 31 December 2016 of RMB0.25 per share, amounting to a total dividend of RMB2,700,000 thousands was declared(unaudited) (for the six months ended 30 June 2016: RMB0.1 per share (including tax), amounting to a total dividend of RMB10,800,000 thousand(unaudited)).

(33)	Non-controlling interests

Attributable to the non-controlling interests of the Group:

	30 June 2017 (unaudited)	31 December 2016
Shanghai Golden Phillips Petrochemical Company Limited (“Jinfei”)	169,476	173,212
China Jinshan Associated Trading Corporation (“Jinmao”)	76,451	70,841
Shanghai Jinchang Engineering Plastics Company Limited (“Jinchang”)	42,395	43,228
Jinyong	(6,011)	(6,011)

	282,311	281,270

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(34)	Revenue and cost of sales

	Six months ended 30 June
	2017 (unaudited)		2016 (unaudited)
	Revenue	Cost of sales	Revenue	Cost of sales
Main operations	42,864,898	32,621,884	36,729,912	24,970,180
Other operations	242,052	220,087	263,279	207,448

	43,106,950	32,841,971	36,993,191	25,177,628

(a)	Main operations revenue and main operations cost

The Group mainly operates in petrochemical industry.

Analysis by product is as follows:

	Six months ended 30 June
	2017 (unaudited)		2016 (unaudited)
	Main operations revenue	Main operations cost	Main operations revenue	Main operations cost
Synthetic fibres	1,062,461	1,127,830	999,011	929,160
Resins and plastics	4,811,255	3,822,509	4,747,017	3,352,638
Intermediate petrochemicals	4,861,394	3,259,968	4,245,716	2,724,786
Petroleum products	19,970,061	12,398,802	17,535,794	8,921,854
Trading	11,949,099	11,866,164	9,004,010	8,927,994
Others	210,628	146,611	198,364	113,748

	42,864,898	32,621,884	36,729,912	24,970,180

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(35)	Taxes and surcharges

	Six months ended 30 June
	2017 (unaudited)	2016 (unaudited)	Tax base and rate
Consumption tax	5,129,889	5,294,575	According to relevant PRC tax regulations, since 1 January 2009, the Group is required to pay consumption tax based on the Group’s sales of gasoline and diesel rate according to the applicable tax rate (Note 3(1))
City maintenance and construction tax	478,072	514,502	1% and 7% of actual payments of consumption, business tax and VAT during the period
Educational surcharge and others	347,476	374,731	5% of actual payments of consumption, business tax and VAT during the period
Business tax	—	2,354	5% of taxable turnover amount
Others	49,836	—

	6,005,273	6,186,162

(36)	Selling and distribution expenses

	Six months ended 30 June
	2017 (unaudited)	2016 (unaudited)
Transportation fee	103,552	122,574
Sales commission	50,595	46,872
Storage and logistics expenses	33,393	30,956
Staff costs	24,632	26,885
Others	10,602	8,385

	222,774	235,672

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(37)	General and administrative expenses

	Six months ended 30 June
	2017 (unaudited)	2016 (unaudited)
Repair and maintenance expenses	751,630	625,013
Employee benefits	462,757	551,828
Depreciation and amortisation	48,535	48,785
Administrative expenses	32,919	74,918
Operation and maintenance expenses for information system	20,119	15,756
Research and development costs	11,323	47,144
Taxation charges	—	43,276
Others	85,776	138,073

	1,413,059	1,544,793

(38)	Financial expenses - net

	Six months ended 30 June
	2017 (unaudited)	2016 (unaudited)
Interest expenses	23,269	34,549
Less: Interest income	(114,935)	(39,989)
Exchange loss – net	(3,943)	208
Others	6,770	7,215

	(88,839)	1,983

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(39)	Expenses by nature

The cost of sales, selling and distribution expenses and general and administrative expenses in the income statement are listed as follows by nature:

	Six months ended 30 June
	2017 (unaudited)	2016 (unaudited)
Changes in inventories of finished goods and work in progress	(489,768)	(374,628)
Consumed raw materials and low value consumables, etc.	19,427,213	14,614,108
Cost of trading products	11,866,164	8,927,994
Employee benefits	1,204,364	1,319,902
Depreciation and amortisation expenses	918,530	950,450
Repair and maintenance expenses	751,630	625,013
Transportation expenses	136,945	153,530
Agency commission	50,595	46,872
Administrative expenses	32,919	74,918
Guard and fire expense	32,253	39,284
Auditing fees	3,900	3,900
Others	543,059	576,750

	34,477,804	26,958,093

(40)	Investment income

	Six months ended 30 June
	2017 (unaudited)	2016 (unaudited)
Investment accounted for using the equity method	560,068	376,745

There are no severe restrictions on the investee’s ability to transfer investment income to the Group.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(41)	Asset impairment losses

	Six months ended 30 June
	2017 (unaudited)	2016 (unaudited)
Provision for impairment of fixed assets	18,874	112,062
Provision for decline in value of inventories	17,243	37,944
Provision for bad debt provision/(back)	25	(2)

	36,142	150,004

(42)	Non-operating income

	Six months ended 30 June		Amounts included in non-recurring profit or loss for the six months ended 30 June 2017
	2017 (unaudited)	2016 (unaudited)
Government grants (a)	30,548	14,280	30,548
Gains on disposal of fixed assets	2,154	2,548	2,154
Others	2,415	536	2,415

	35,117	17,364	35,117

(a)	Government grants mainly include:

	Six months ended 30 June
	2017 (unaudited)	2016 (unaudited)
Fiscal subsidy for scientific research, energy saving and environmental protection	22,444	8,900
Amortisation of deferred income	5,000	5,000
Others	3,104	380

	30,548	14,280

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(43)	Non-operating expenses

	Six months ended 30 June		Amounts included in non-recurring profit or loss for the six months ended 30 June 2017
	2017 (unaudited)	2016 (unaudited)
Allowances	10,942	13,631	10,942
Losses on disposal of fixed assets	7,284	26,525	7,284
Others	2,303	898	2,303

	20,529	41,054	20,529

(44)	Income tax expenses

	Six months ended 30 June
	2017 (unaudited)	2016 (unaudited)
Current tax expense for the period based on tax law and regulations	668,525	964,869
Deferred income tax	2,548	(16,628)

	671,073	948,241

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(44)	Income tax expenses (continued)

The reconciliation from income tax calculated based on the applicable tax rates and total profit presented in the consolidated income statement to the income tax expenses is listed below:

	Six months ended 30 June
	2017 (unaudited)	2016 (unaudited)
Total profit	3,251,226	4,050,004
Income tax expenses calculated at applicable tax rates	812,807	1,012,501
Tax effect of share of profit of investments accounted for using the equity method	(140,017)	(94,186)
Tax effect of non-deductible expenses	(2,065)	—
Other non-taxable profit	5,772	10,424
Under provision for income tax expense in respect of preceding years	(14,714)	3,890
Utilisation of previously unrecognized tax losses	(362)	—
Utilisation of previously unrecognised temporary differences	—	(36)
Temporary differences for which no deferred income tax asset was recognised in the period	—	6,011
Tax losses for which no deferred income tax asset was recognized in the period	9,652	9,637

Income tax expenses	671,073	948,241

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(45)	Earnings per share

(a)	Basic earnings per share

Basic earnings per share is calculated by dividing the consolidated net profit attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding:

	Six months ended 30 June
	2017 (unaudited)	2016 (unaudited)
Consolidated net profit attributable to ordinary shareholders of the parent company	2,575,479	3,096,675
Weighted average number of the Company’s ordinary shares outstanding (thousands)	10,800,000	10,800,000
Basic earnings per share	0.238	0.287

(b)	Diluted earnings per share

	Six months ended 30 June
	2017 (unaudited)	2016 (unaudited)
Diluted consolidated net profit attributable to ordinary shareholders of the parent company	2,575,479	3,096,675
Weighted average number of the Company’s ordinary shares outstanding (thousands)	10,800,000	10,800,000
Adjustment for share option incentive (thousands) (i)	11,923	6,961
Diluted weighted average number of the Company’s ordinary shares outstanding (thousands)	10,811,923	10,806,961
Diluted earnings per share	0.238	0.287

(i)	The Company has dilutive potential ordinary shares from share options. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s A shares for the six months ended 30 June 2017) based on the monetary value of the outstanding share options. The number of ordinary shares in issue is compared with the number of shares that would have been issued assuming the exercise of the share options.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(46)	Notes to consolidated cash flow statement

(a)	Cash received relating to other operating activities

	Six months ended 30 June
	2017 (unaudited)	2016 (unaudited)
Subsidy income	25,548	9,280
Others	2,415	382

	27,963	9,662

(b)	Cash paid relating to other operating activities

	Six months ended 30 June
	2017 (unaudited)	2016 (unaudited)
Agency commission	50,595	46,872
Storage and logistics expenses	33,393	28,535
Administrative expenses	32,919	74,918
Operation and maintenance expenses for information system	20,181	15,756
Research and development costs	11,323	47,144
Security and fire extinguishment expenses	32,253	39,284
Others	39,003	5,729

	219,667	258,238

(c)	Cash received relating to other investment activities

	Six months ended 30 June
	2017 (unaudited)	2016 (unaudited)
Three-month deposit receipts	500,000	—
Interest income	83,599	42,435

	583,599	42,435

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(47)	Supplementary materials to consolidated cash flow statement

(a)	Supplementary materials to consolidated cash flow statement

Reconciliation from net profit to cash flows from operating activities

	Six months ended 30 June
	2017 (unaudited)	2016 (unaudited)
Net profit	2,580,153	3,101,763
Add: Asset impairment losses	36,142	150,004
Depreciation of investment properties	6,579	6,778
Depreciation of fixed assets	799,155	825,856
Amortisation of intangible assets	8,706	8,706
Amortisation of long-term prepaid expenses	104,090	109,110
Net losses on disposal of fixed assets	5,130	23,977
Financial income -net	(96,457)	(13,804)
Investment income	(560,068)	(376,745)
Decrease/(Increase) in deferred tax assets	2,548	(16,628)
Decrease in deferred income	(5,000)	(5,000)
Increase in inventories	(874,703)	(491,644)
Increase in operating receivables	(234,198)	(824,979)
Increase in operating payables	556,586	2,096,839
Increase in specific reserve	22,015	39,441
Share-based payment expenses	8,102	11,350

Net cash flows generated from operating activities	2,358,780	4,645,024

(b)	Net increase in cash and cash equivalents

	Six months ended 30 June
	2017 (unaudited)	2016 (unaudited)
Cash and cash equivalents at the end of the period	7,955,926	4,451,306
Less: Cash and cash equivalents at the beginning of the period	(5,440,623)	(1,077,430)

Net increase in cash and cash equivalents	2,515,303	3,373,876

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(47)	Supplementary materials to consolidated cash flow statement (continued)

(c)	Cash and cash equivalents

	30 June 2017 (unaudited)	31 December 2016
Cash
Including: Cash on hand	11	5
Bank deposits available on demand	7,955,904	5,440,410
Other cash at bank and on hand available on demand	11	208
Cash and cash equivalents at the end of the period	7,955,926	5,440,623

(48)	Monetary items denominated in foreign currency

	30 June 2017 (unaudited)
	Balances denominated in foreign currency	Exchange rate	Balances denominated in RMB
Cash at bank and on hand -
USD	90,042	6.7744	609,981
Accounts receivable -
USD	82,050	6.7744	555,840
Accounts payable -
USD	239,402	6.7744	1,621,805
Other payables -
USD	8	6.7744	54

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Equity in other entities

(1)	Equity in subsidiaries

(a)	Main structure of the enterprise Group

	Operating	Place of	Business	Shareholding (%)		Acquisition
	place	Registration	nature	Direct	Indirect	method
Toufa	Shanghai	Shanghai	Investment	100.00%	—	Establish
Jinmao	Shanghai	Shanghai	Trading	67.33%	—	Establish
Jinchang	Shanghai	Shanghai	Manufacturing	—	74.25%	Establish
Jinfei	Shanghai	Shanghai	Manufacturing	—	60.00%	Establish
Jinyong	Ningbo, Zhejiang	Ningbo, Zhejiang	Manufacturing	75.00%	—	Investment
Jindi	Shanghai	Shanghai	Manufacturing	—	100.00%	Establish
Shanghai Jinmao Trading Co., Ltd.	Shanghai	Shanghai	Trading	—	67.33%	Establish

(b)	As at 30 June 2017 (unaudited) and 31 December 2016, attributable to non-controlling interests of subsidiaries’ non-controlling shareholders were not significant (Note 4(33)).

(2)	Equity in joint ventures and associates

(a)	Background information of joint ventures and associates

	Main operating place	Place of Registration	Business nature	Strategic to the activities of the Group?	Shareholding (%)
					Direct	Indirect
Joint ventures –
BOC-SPC	Shanghai	Shanghai	Production and sale of industrial gas	Yes	—	50.00
Jinpu	Shanghai	Shanghai	Production of polypropylene film	Yes	—	50.00
Yangu Gas	Shanghai	Shanghai	Production and sale of industrial gas	Yes	—	50.00

Significant associates –
Shanghai Secco	Shanghai	Shanghai	Manufacturing and distribution of chemical products	Yes	20.00	—
Chemical Industrial Park	Shanghai	Shanghai	Planning, development and operation of Chemical Industrial Park	Yes	38.26	—
Jinsen	Shanghai	Shanghai	Production of resin products	Yes	—	40.00
Azbil	Shanghai	Shanghai	Service and maintenance of building automation systems and products	Yes	—	40.00

Set out below are the summarised financial information for the above companies which are accounted for using the equity method.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Equity in other entities (continued)

(2)	Equity in joint ventures and associates (continued)

(b)	Significant financial information of significant joint ventures

	30 June 2017 (unaudited)			31 December 2016
	BOC-SPC	Jinpu	Yangu Gas	BOC-SPC	Jinpu	Yangu Gas
Current assets	83,060	5,765	47,763	80,778	4,327	39,575
Including: Cash and cash equivalents	25,212	2,370	31,638	43,356	2,587	27,174
Non-current assets	256,529	11,939	60,628	273,096	17,945	66,757

Total assets	339,589	17,704	108,391	353,874	22,272	106,332

Total Current liabilities & Non-current liabilities	(43,821)	(23,637)	(7,182)	(42,067)	(24,999)	(5,219)

Net assets	295,768	(5,933)	101,209	311,807	(2,727)	101,113
Share of net assets recognised at shareholding percentage (i)	147,884	—	50,606	155,903	—	50,558
Adjusted items - Offseting the internal transactions unrealised	(14,012)	—	—	(15,764)	—	—
Carrying value of investments in joint venture	133,872	—	50,606	140,139	—	50,558

	Six months ended 30 June
	2017 (unaudited)			2016 (unaudited)
	BOC-SPC	Jinpu	Yangu Gas	BOC-SPC	Jinpu	Yangu Gas
Revenue	193,059	2,924	28,056	179,170	28,661	28,099
Financial (expenses)/income - net	(79)	383	(128)	(397)	418	(89)
Income tax expenses	9,594	—	—	7,612	—	—
Net profit/(loss)	27,961	(3,206)	96	22,326	(73,465)	(3,787)
Other comprehensive income	—	—	—	—	—	—

Total comprehensive income/(loss)	27,961	(3,206)	96	22,326	(73,465)	(3,787)

Dividends received from associates by the Group for the current period	22,000	—	—	33,125	—	600

(i)	The information above reflects the amounts presented in the financial statements of the joint ventures (and not the Group’s share of those amounts) adjusted for differences in accounting policies between the group and the associates.
(ii)	The Group’s share of losses in Jinpu exceeded RMB5,933 thousands to its interest during the year ended 31 December. The Group has no obligations and does not need to make payments on behalf of Jinpu. As a result, the Group did not recognize further losses and the carrying amount of the investment in Jinpu was solely decreased to zero.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Equity in other entities (continued)

(2)	Equity in joint ventures and associates (continued)

(c)	Significant financial information of significant associates

	30 June 2017 (Unaudited)				31 December 2016
		Chemical				Chemical
	Shanghai	Industrial			Shanghai	Industrial
	Secco	Park	Jinsen	Azbil	Secco	Park	Jinsen	Azbil
Current assets	6,419,713	4,370,966	106,631	161,985	5,596,573	4,265,139	110,499	153,980
Including: Cash and cash equivalents	2,580,991	2,733,225	45,489	78,233	2,342,720	2,695,719	62,450	86,394
Non-current assets	6,040,210	3,344,283	78,762	3,228	6,582,633	3,393,160	83,077	3,145

Total assets	12,459,923	7,715,249	185,393	165,213	12,179,206	7,658,299	193,576	157,125

Current liabilities	(2,009,845)	(1,156,899)	(10,315)	(60,558)	(1,982,932)	(1,299,046)	(10,324)	(46,532)
Non-current liabilities	—	(1,684,709)	—	—	—	(1,655,448)	—	—

Total liabilities	(2,009,845)	(2,841,608)	(10,315)	(60,558)	(1,982,932)	(2,954,494)	(10,324)	(46,532)

Net assets	10,450,078	4,873,641	175,078	104,655	10,196,274	4,703,805	183,252	110,593
Share of net assets recognised at shareholding percentage (i)	2,090,016	1,864,656	70,031	41,862	2,039,256	1,799,677	73,301	44,237
Adjustment-Unrealized downstream transactions	(7,979)	—	—	—	(7,979)	—	—	—
Adjusted items (ii)	—	(346,784)	—	—	—	(348,600)	—	—

Carrying value of investments in associates	2,082,037	1,517,872	70,031	41,862	2,031,277	1,451,077	73,301	44,237

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Equity in other entities (continued)

(2)	Equity in joint ventures and associates (continued)

(c)	Significant financial information of significant associates (continued)

	Six months ended 30 June
	2017 (unaudited)				2016 (unaudited)
	Shanghai Secco	Chemical Industrial Park	Jinsen	Azbil	Shanghai Secco	Chemical Industrial Park	Jinsen	Azbil
Revenue	14,321,141	1,284,017	87,371	102,185	11,524,791	1,218,237	83,531	89,372
Net profit/(loss)	2,359,400	176,024	(8,174)	11,062	1,679,758	160,638	(4,665)	7,445
Other comprehensive income	—	(1,442)	—	—	—	—	—	—

Total comprehensive income/(loss)	2,359,400	174,582	(8,174)	11,062	1,679,758	160,638	(4,665)	7,445

Dividends received from associates by the Group for the current period	421,120	—	—	6,800	178,200	—	2,936	7,200

(i)	The information above reflects the amounts presented in the financial statements of the associates (and not the Group’s share of those amounts) adjusted for differences in accounting policies between the Group and the associates.

(ii)	Unentitled portion represented some piece of lands injected by Government in Chemical Industry as capital reserve and the earnings from this land cannot be shared by other shareholders.

(d)	Summarised information of insignificant associates

	Six months ended 30 June (unaudited)
	2017	2016
Total carrying value of investment made on 30 June	42,676	44,716

Below total amount are calculated at shareholding percentages
Net profit (i)	3,905	3,933
Other comprehensive income (i)	—	—

Total comprehensive income	3,905	3,933

(i)	The effects of the fair value of identifiable assets and liabilities at the time of investment acquisition and the adjustment for collective accounting policies are taken into consideration in determining net profit and other comprehensive income.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

6	Segment information

Segment information is presented in respect of the Group’s business segments, the format of which is based on the structure of the Group’s internal organisation, management requirement, and internal reporting system.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

The Group evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance expenses, investment income, non-operating income and non-operating expenses. The accounting policies adopted by the operating segments are the same with the policies in Note 2(30). The transfer price of intersegment is recognised with cost plus profit method.

The Group principally operates in five operating segments: petroleum products, intermediate petrochemicals, synthetic fibres, resins and plastics and trading of petrochemical products. Petroleum products, intermediate petrochemicals, synthetic fibres and resins and plastics are produced through intermediate steps from crude oil, the principal raw material. The specific products of each segment are as follows:

(i)	The Group’s petroleum products segment is equipped with crude oil distillation facilities used to produce vacuum and atmospheric gas oils used as feedstocks of the Group’s downstream processing facilities. Residual oil and low octane gasoline fuels are co-products of the crude oil distillation process. Part of the residual oil is further processed into qualified refined gasoline and diesel oil. In addition, the Group produces a variety of fuels for transportation, industry and household heating usage, such as diesel oil, jet fuel, heavy oil and liquefied petroleum gas.

(ii)	The intermediate petrochemicals segment primarily produces p-xylene, benzene and butadiene. Most of the intermediate petrochemicals produced by the Group are used by the Group as raw materials in the production of other petrochemicals, resins, plastics and synthetic fibres. A portion of the intermediate petrochemicals as well as certain by-products of the production process are sold to outside customers.

(iii)	The synthetic fibres segment produces primarily polyester and acrylic fibres, which are mainly used in the textile and apparel industries.

(iv)	The resins and plastics segment produces primarily polyester chips, low-density polyethylene resins, polypropylene resins, films and PVA granules. The polyester chips are used to produce polyester fibres, coating and containers. Polyethylene resins and plastics are used to produce insulated cable, mulching films and moulded products such as housewares and toys. Polypropylene resins are used for films, sheets and moulded products such as housewares, toys, consumer electronics and automobile parts.

(v)	The Group’s trading of petrochemical products segment primarily engages in importing and exporting of petrochemical products.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

6	Segment information (continued)

(vi)	All other operating segments represent the operating segments which do not meet the quantitative threshold for determining reportable segments. These include consumer products and services and a variety of other commercial activities, which are not allocated to the above five operating segments.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise long-term equity investments, deferred tax assets, cash at bank and on hand and its related interest income, interest-bearing borrowings, interest expenses, deferred income, corporate assets and related expenses.

(a)	Segment information as at and for the six months ended 30 June 2017 is as follows (unaudited):

	Synthetic fibres	Resins and plastics	Intermediate petrochemicals	Petroleum products	Trading of petrochemical products	Others	Unallocated	Elimination	Total
Revenue from external customers	1,062,461	4,811,255	4,861,394	19,970,061	11,949,099	452,680	—	—	43,106,950
Inter-segment revenue	—	30,803	4,731,777	2,759,447	558,281	506,084	—	(8,586,392)	—
Cost of sales	(1,127,830)	(3,822,509)	(3,259,968)	(12,398,802)	(11,866,164)	(366,698)	—	—	(32,841,971)
Interest income	—	—	—	—	—	—	114,935	—	114,935
Interest expenses	—	—	—	—	—	—	(23,269)	—	(23,269)
Investment income	—	—	—	—	—	—	560,068	—	560,068
Asset impairment losses	(12,849)	—	(2,054)	(2,340)	—	(18,899)	—	—	(36,142)
Depreciation and amortisation	(42,552)	(82,313)	(263,728)	(476,063)	(88)	(53,786)	—	—	(918,530)

Total (loss)/profit	(243,211)	481,258	745,276	1,607,700	34,848	(38,140)	663,495	—	3,251,226

Income tax expenses	—	—	—	—	—	—	(671,073)	—	(671,073)
Net (loss)/profit	(243,211)	481,258	745,276	1,607,700	34,848	(38,140)	(7,578)	—	2,580,153

Total assets	1,182,471	2,084,541	4,358,309	14,197,634	2,331,997	2,412,343	10,734,369	—	37,301,664

Total liabilities	340,076	1,032,747	1,063,304	4,488,617	2,030,650	63,867	3,345,000	—	12,364,261

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

6	Segment information (continued)

(b)	Segment information as at and for the six months ended 30 June 2016 is as follows (unaudited):

	Synthetic fibres	Resins and plastics	Intermediate petrochemicals	Petroleum products	Trading of petrochemical products	Others	Unallocated	Elimination	Total
Revenue from external customers	999,011	4,747,017	4,245,716	17,535,794	9,004,010	461,643	—	—	36,993,191
Inter-segment revenue	—	40,622	4,693,316	1,524,150	706,127	264,290	—	(7,228,505)	—
Cost of sales	(929,160)	(3,352,638)	(2,724,786)	(8,921,854)	(8,927,994)	(321,196)	—	—	(25,177,628)
Interest income	—	—	—	—	—	—	39,989	—	39,989
Interest expenses	—	—	—	—	—	—	(34,549)	—	(34,549)
Investment income	—	—	—	—	—	—	376,745	—	376,745
Asset impairment losses	(57,624)	(81,155)	(11,225)	—	—	—	—	—	(150,004)
Depreciation and amortisation	(73,194)	(54,941)	(261,646)	(450,431)	(88)	(110,150)	—	—	(950,450)
Total (loss)/profit	(229,891)	713,166	734,194	2,431,333	21,203	(5,292)	385,291	—	4,050,004
Income tax expenses	—	—	—	—	—	—	(948,241)	—	(948,241)
Net (loss)/profit	(229,891)	713,166	734,194	2,431,333	21,203	(5,292)	(562,950)	—	3,101,763

Total assets	1,583,385	1,624,808	4,390,672	12,257,788	1,455,364	2,257,207	8,355,725	—	31,924,949

Total liabilities	316,374	867,937	901,151	3,770,122	1,571,094	201,549	2,113,776	—	9,742,003

In view of the fact that the Group operates mainly in the PRC, no geographical segment information is presented.

For the six months ended 30 June 2017, revenue from the same customer accounted for 44% (unaudited) of total Group revenue (For the six months ended 30 June 2016: 44% (unaudited)). The revenue from the customer derived from the following segments: intermediate petrochemicals, petroleum products, trading of petrochemical products and other segment.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

7	Related parties and related party transactions

(1)	Information on the parent company

(a)	General information of the parent company

	Place of registration	Business nature
China Petroleum & Chemical Corporation	No.22 Chaoyangmen North Street, Chaoyang District, Beijing	Exploring for, extracting and selling crude oil and natural gas; oil refining; production, sale and transport of petrochemical, chemical fibres and other chemical products; pipe transport of crude oil and natural gas; research and development and application of new technologies and information.

The Company’s ultimate controlling party is China Petrochemical Corporation.

(b)	Share capital and changes in share capital of the parent company

	31 December 2016	Increase in current period	Decrease in current period	30 June 2017
China Petroleum & Chemical Corporation	RMB121.1 billion	—	—	RMB121.1 billion

(c)	The percentages of shareholding and voting rights in the Company held by the parent company

	30 June 2017 (unaudited)		31 December 2016
	Shareholding	Voting rights	Shareholding	Voting rights
China Petroleum & Chemical Corporation	50.56%	50.56%	50.56%	50.56%

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

7	Related parties and related party transactions (continued)

(2)	Information on the Company’s subsidiaries

The general information and other related information of the subsidiaries is set out in Note 5.

(3)	Information on joint ventures and associates

In addition to the major joint ventures and associates disclosed in Note 5(2), related transactions between the Group and other associates are as follows:

				Whether it	Shareholding (%)
	Operating place	Place of registry	Business nature	is strategic for group activities	Directly	Indirectly
Shanghai Nanguang Petrochemical Co., Ltd.	Shanghai	Shanghai	Petrochemical products import and export	Yes	—	35%
Shanghai Jinhuan Petroleum Naphthalene Development Company Limited	Shanghai	Shanghai	Petrochemical products import and export	Yes	—	25%
Shanghai Chemical Industry Park Logistics Company Limited	Shanghai	Shanghai	Products freight	Yes	—	33.33%

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

7	Related parties and related party transactions (continued)

(4)	Information on other related parties

Names of other related parties	Relationship with the Group
Petro-Cyberworks Information Technology Company, Limited.	Subsidiary of the holding company
China International United Petroleum & Chemicals Co., Ltd.	Subsidiary of the holding company
China Petrochemical International Company Limited	Subsidiary of the holding company
China Petrochemical Chemical Company Limited	Subsidiary of the holding company
SinopecI Refining & Sales Company Limited	Subsidiary of the holding company
Sinopec Fuel Oil Sales Company Limited	Subsidiary of the holding company
Sinopec Catalyst Co., Ltd.	Subsidiary of the holding company
Sinopec Yizheng Chemical Fibre Company Limited	Subsidiary of the holding company
China Petrochemical International (Beijing) Co., Ltd	Subsidiary of the holding company
China Petrochemical International (Ningbo) Co., Ltd	Subsidiary of the holding company
China Petrochemical International (Tianjin) Co., Ltd	Subsidiary of the holding company
Sinopec Chemical Sales Co., Ltd	Subsidiary of the holding company
Sinopec Marketing Co., Ltd	Subsidiary of the holding company
Sinopec Chemical Commercial Holding (Hong Kong) Company Limited	Subsidiary of the holding company
Sinopec Europe Company Limited	Subsidiary of the holding company
Sinopec Material & Equipment (East China) Co., Ltd.	Subsidiary of the holding company
Shanghai Gaoqiao Petrochmical Company Limited.	Subsidiary of the holding company
Sinopec Fuel Oil Sales Company Limited	Subsidiary of the holding company
BASF-YPC Company Limited	Joint venture of the holding company
Zhejiang Baling Hengyi Caprolactam Co., Ltd	Joint venture of the holding company
Shanghai Petrochemical Machine Manufacturing Co., Ltd.	Subsidiary of the ultimate holding company
Sinopec Finance Company Limited	Subsidiary of the ultimate holding company
Sinopec Engineering Incorporation	Subsidiary of the ultimate holding company
Sinopec Petroleum Storage and Reserve Limited	Subsidiary of the ultimate holding company
Sinopec Tendering Co., Ltd.	Subsidiary of the ultimate holding company
Nanjing Engineering Company Limited	Subsidiary of the ultimate holding company
The Tenth Construction Company of Sinopec	Subsidiary of the ultimate holding company
The Fourth Construction Company of Sinopec	Subsidiary of the ultimate holding company
Sinopec Fifth Construction Co., Ltd.	Subsidiary of the ultimate holding company
Sinopec Ningbo Engineering Company Limited	Subsidiary of the ultimate holding company
Sinopec Shanghai Engineering Company Limited	Subsidiary of the ultimate holding company
Sinopec Energy Saving Technology Service Company	Subsidiary of the ultimate holding company

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

7	Related parties and related party transactions (continued)

(5)	Related party transactions

Most of the transactions undertaken by the Group during the year ended 31 December 2016 have been affected on such terms as determined by Sinopec Corp. and relevant PRC authorities.

Sinopec Corp. negotiates and agrees the terms of crude oil supply with suppliers on a group basis, which is then allocated among its subsidiaries, including the Group, on a discretionary basis. Sinopec Corp. also owns a widespread petroleum products sales network and possesses a fairly high market share in domestic petroleum products market, which is subject to extensive regulation by the PRC government.

The Group has entered into a mutual product supply and sales services framework agreement with Sinopec Corp. Pursuant to the agreement, Sinopec Corp. provides the Group with crude oil, other petrochemical raw materials and agent services. On the other hand, the Group provides Sinopec Corp. with petroleum products, petrochemical products and property leasing services.

The pricing policy for these services and products under the agreement is as follows:

If there are applicable State (central and local government) tariffs, the pricing shall follow the State tariffs;

If there are no State tariffs, but there are applicable State’s guidance prices, the pricing shall follow the State’s guidance prices; or

If there are no State tariffs or State’s guidance prices, the pricing shall be determined in accordance with the prevailing market prices (including any bidding prices).

In addition to the related party transactions disclosed in Note 4(9), Note 4 (24), Note 4(28), Note 4(32) and Note 4(40), other major related party transactions of the Group are as follows:

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

7	Related parties and related party transactions (continued)

(5)	Related party transactions (continued)

(a)	Purchases and sale of goods, rendering and receiving services

Purchases of goods and receiving services:

The Group

			Six months ended 30 June
			2017 (unaudited)		2016 (unaudited)
Name of Related Parties	Category	Transaction type	Amount	Percentage of the same category (%)	Amount	Percentage of the same category (%)
Sinopec Corp., its subsidiaries and joint ventures	Purchases	Trade	18,199,151	88.19%	11,203,068	68.55%
Sinopec Group and its subsidiaries	Purchases	Trade	371,839	1.80%	74,350	0.45%
Associates of the Group	Purchases	Trade	1,842,410	8.93%	1,562,414	9.56%
Joint ventures of the Group	Purchases	Trade	178,198	0.86%	169,646	1.04%
Key management personnel	Short-term employee benefits	Compensation for services	3,492	0.52%	3,267	0.43%
Key management personnel	Retirement scheme contributions	Compensation for services	74	0.03%	73	0.03%
Key management personnel	Share option incentive	Compensation for services	460	5.68%	671	5.91%

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

7	Related parties and related party transactions (continued)

(5)	Related party transactions (continued)

(a)	Purchases and sale of goods, rendering and receiving services (continued)

Sale of goods, rendering services:

The Group

			Six months ended 30 June
			2017 (unaudited)		2016 (unaudited)
Name of Related Parties	Category	Transaction type	Amount	Percentage of the same category (%)	Amount	Percentage of the same category (%)
Sinopec Corp., its subsidiaries and joint ventures	Sales/ Service income	Trade	21,483,561	49.84%	19,228,593	51.99%
Sinopec Group and its subsidiaries	Sales/ Service income	Trade	4,741	0.01%	33,577	0.09%
Associates of the Group	Sales	Trade	1,328,911	3.08%	742,564	2.01%
Joint ventures of the Group	Sales	Trade	126,763	0.29%	117,754	0.32%

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

7	Related parties and related party transactions (continued)

(5)	Related party transactions (continued)

(b)	Related party funding

For the six months ended 30 June 2017, the Group and the Company did not borrow from Sinopec Finance Company Limited (unaudited) (for the six months ended 30 June 2016: Nil).

For the six months ended 30 June 2017, the Group and the Company did not lend any capital to joint ventures (unaudited) (for the six months ended 30 June 2016: 300,000).

(c)	Other related transactions

The Group

		Six months ended 30 June
	Transaction Type	2017 (unaudited)	2016 (unaudited)
Sinopec Group and its subsidiaries	Insurance premiums	63,387	60,895
Sinopec Finance Company Limited	Interests received and receivable	5,025	127
Sinopec Finance Company Limited	Interests paid and payable	—	2,278
Sinopec Group and its subsidiaries	Construction and installation cost	53,476	64,212
Sinopec Chemical Commercial Holding Company Limited	Sales commission	50,595	46,872
Sinopec Corp. and its subsidiaries	Rental income	13,878	14,217

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

7	Related parties and related party transactions (continued)

(6)	Receivables from and payables to related parties

Receivables from related parties:

The Group

		30 June 2017 (unaudited)	31 December 2016
Cash at bank and on hand	Sinopec Group and its subsidiaries	42,967	169,261

Notes receivable	Sinopec Corp., its subsidiaries and joint ventures	29,930	29,300

Accounts receivable	Sinopec Corp., its subsidiaries and joint ventures	1,090,838	1,178,168
	Associates of the Group	52,383	44,678
	Joint ventures of the Group	28,826	18,459
	Sinopec Group and its subsidiaries	452	331

		1,172,499	1,241,636

Other receivables	Joint ventures of the Group	7,536	—
	Sinopec Corp., its subsidiaries and joint ventures	1,217	1,307
	Associates of the Group	179	179

		8,932	1,486

Advances to suppliers	Sinopec Corp. and its subsidiaries	68,734	18,197

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

7	Related parties and related party transactions (continued)

(6)	Receivables from and payables to related parties (continued)

Payables to related parties:

The Group

		30 June 2017 (unaudited)	31 December 2016

Accounts payable	Sinopec Corp., its subsidiaries and joint ventures	3,282,117	2,589,376
	Associates of the Group	223,047	19,332
	Joint ventures of the Group	33,656	15,151
	Sinopec Group and its subsidiaries	1,727	334,707

		3,540,547	2,958,566

Other payables	Sinopec Group and its subsidiaries	39,979	52,553
	Sinopec Corp., its subsidiaries and joint ventures	10,686	19,371
	Associates of the Group	239	—

		50,904	71,924

Advances from customers	Sinopec Corp., its subsidiaries and joint ventures	3,489	11,799
	Associates of the Group	1,003	1,485
	Joint ventures of the Group	35	2
	Sinopec Group and its subsidiaries	12	528

		4,539	13,814

Dividends payable	Sinopec Corp., its subsidiaries and joint ventures	1,365,000	—

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

7	Related parties and related party transactions (continued)

(7)	Commitments with related parties

Commitments with related parties contracted for by the Group at the balance sheet date but are not yet necessary to be recognised on the balance sheet are as follows:

(i)	Construction and installation cost:

	30 June 2017 (unaudited)	31 December 2016
Sinopec Group and its subsidiaries	25,864	4,310

(ii)	Investment commitments with related parties

	30 June 2017 (unaudited)	31 December 2016
Capital contribution to Shanghai Secco	111,263	111,263

Pursuant to the resolution of the 18th meeting of the 7th term of Board of Directors on 5 December 2013, it was approved to make capital contribution of USD30,017,124 (RMB182,804 thousands equivalent) to Shanghai Secco, an associate of the Group. The capital to Shanghai Secco will be contributed in RMB by instalments. The capital contribution is mainly to meet the funding needs of the implementation of the “260,000 tons of AN-2 project” (“AN-2 project”), and “90,000 tons of BEU-2 project” (“BEU-2 project”).

As at 10 December 2013, the Company contributed the first instalment of RMB60,000 thousands for AN-2 project. As at 5 March 2014, the Company contributed the first instalment of RMB11,541 thousands for BEU-2 project. According to the approval by Shanghai Municipal Commission of Commerce as issued on 19 October 2015, the rest of the capital contribution to Shanghai Secco should be within 50 years starting from its registration date.

Except for the above, the Group and the Company had no other material commitments with related parties at 30 June 2017, which are contracted, but not included in the financial statements (unaudited).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

7	Related parties and related party transactions (continued)

(7)	Commitments with related parties (continued)

(iii)	Operating lease commitments

	30 June 2017 (unaudited)	31 December 2016
Within a year	59,160	53,960
One to two years	29,580	53,960

	88,740	107,920

8	Commitments

(1)	Capital commitments

Capital expenditures contracted for by the Group at the balance sheet date but are not yet necessary to be recognised on the balance sheet are as follows:

	30 June 2017 (unaudited)	31 December 2016
Purchase of fixed assets contracted but not provided for	305,770	5,300
Purchase of fixed assets authorised but not contracted for	1,124,076	908,036

	1,429,846	913,336

(2)	Operating lease commitments

According to the irrevocable operating lease contracts that have been signed, the group should pay the future minimum rent payment summarized as follows:

	30 June 2017 (unaudited)	31 December 2016
Within a year	61,144	60,125
One to two years	31,222	54,438
Two to three years	910	384
More than three years	3,033	3,207

	96,309	118,154

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

9	Financial risk

The Group’s activities expose it to a variety of financial risks: market risk (primarily currency risk and interest rate risk), credit risk and liquidity risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance.

(1)	Market risk

(a)	Foreign exchange risk

The Group’s major operational activities are carried out in Mainland China and a majority of the transactions are denominated in RMB. Nevertheless the Group is exposed to foreign exchange risk arising from the recognised assets and liabilities, and future transactions denominated in foreign currencies, primarily with respect to US dollars. The Group’s finance department at its headquarters is responsible for monitoring the amount of assets and liabilities, and transactions denominated in foreign currencies to minimise the foreign exchange risk.

The foreign exchange risk of the Group is arising from borrowings denominated in EUR. The Group purchased forward exchange contract to avoid foreign exchange risk arising from borrowing denominated in EUR. As at 30 June 2017, the Group does not have undue forward exchange contract (unaudited).

As at 30 June 2017 (unaudited) and 31 December 2016, the carrying amounts in RMB equivalent of the Group’s assets and liabilities denominated in foreign currencies are summarised as follows:

	30 June 2017 (unaudited)
	USD	Others	Total
Financial assets in foreign currencies –
Cash at bank and on hand	609,981	—	609,981
Accounts receivable	555,840	—	555,840

	1,165,821	—	1,165,821

Financial liabilities in foreign currencies –
Accounts payable	1,621,805	—	1,621,805
Other payables	54	—	54

	1,621,859	—	1,621,859

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

9	Financial risk (continued)

(1)	Market risk (continued)

(a)	Foreign exchange risk (continued)

	31 December 2016
	USD	Others	Total
Financial assets in foreign currencies -
Cash at bank and on hand	249,281	—	249,281
Accounts receivable	409,852	—	409,852

	659,133	—	659,133

Financial liabilities in foreign currencies -
Accounts payable	1,275,985	124	1,276,109
Other payables	55	—	55

	1,276,040	124	1,276,164

As at 30 June 2017, if the currency had strengthened/weakened by 5% against other currencies while all other variables had been held constant, the Group’s net profit for the period would have been approximately RMB17,101 thousands higher/lower (unaudited) (31 December 2016: RMB23,139 thousands higher/lower in net profit) for various financial assets and liabilities denominated in other currencies.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

9	Financial risk (continued)

(1)	Market risk (continued)

(b)	Interest rate risk

The Group’s interest rate risk arises from short-term and long-term interest bearing borrowings. Financial liabilities issued at floating rates expose the Group to cash flow interest rate risk. Financial liabilities issued at fixed rates expose the Group to fair value interest rate risk. The Group determines the relative proportions of its fixed rate and floating rate contracts depending on the prevailing market conditions. As at 30 June 2017, the Group’s short-term and current portion of long-term borrowings were denominated with floating rates, amounting to RMB113,421 thousands (unaudited) (31 December 2016: RMB46,432 thousands)

The Group’s finance department at its headquarters continuously monitors the interest rate position of the Group. Increases in interest rates will increase the cost of new borrowing and the interest expenses with respect to the Group’s outstanding floating rate borrowings, and therefore could have a material adverse effect on the Group’s financial position. The Group makes adjustments timely with reference to the latest market conditions and may enter into interest rate swap agreements to mitigate its exposure to interest rate risk. During the six months ended 2017 and 2016, the Group did not enter into any interest rate swap agreements (unaudited).

As at 30 June 2017, if interest rates on the floating rate borrowings had risen/fallen by 50 basis points while all other variables had been held constant, the Group’s net profit would have decreased/ increased by approximately RMB425 thousands (unaudited) (31 December 2016: RMB174 thousands).

(2)	Credit risk

Credit risk is managed on the grouping basis. Credit risk mainly arises from cash at bank, accounts receivable, other receivables, notes receivable etc.

The Group expects that there is no significant credit risk associated with cash at bank since they are deposited at state-owned banks and other medium or large size listed banks. Management does not expect that there will be any significant losses from non-performance by these counterparties.

In addition, the Group has policies to limit the credit exposure on accounts receivable, other receivables and notes receivable. The Group assesses the credit quality of and sets credit limits on its customers by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions. The credit history of the customers is regularly monitored by the Group. In respect of customers with a poor credit history, the Group will use written payment reminders, or shorten or cancel credit periods, to ensure the overall credit risk of the Group is limited to a controllable extent.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

9	Financial risk (continued)

(3)	Liquidity risk

Cash flow forecasting is performed by each subsidiary of the Group and aggregated by the Group’s finance department in its headquarters. The Group’s finance department at its headquarters monitors rolling forecasts of the Group’s short-term and long-term liquidity requirements to ensure it has sufficient cash and securities that are readily convertible to cash to meet operational needs, while maintaining sufficient headroom on its undrawn committed borrowing facilities from major financial institutions so that the Group does not breach borrowing limits or covenants on any of its borrowing facilities to meet the short-term and long-term liquidity requirements.

As at 30 June 2017, the Group had standby credit facilities with several PRC financial institutions which provided the Group to borrow up to RMB23,962,763 thousands, of which RMB21,823,983 thousands was unutilised (unaudited).

The financial assets and liabilities of the Group at the balance sheet date are analysed by their maturity date below at their undiscounted contractual cash flows:

	30 June 2017 (unaudited)
	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
Short-term borrowings	613,421	—	—	—	613,421
Notes payable	88,000	—	—	—	88,000
Accounts payable	5,817,181	—	—	—	5,817,181
Interest payable	9,638	—	—	—	9,638
Dividends payable	2,720,473	—	—	—	2,720,473
Other payables	876,343	—	—	—	876,343

	10,125,056	—	—	—	10,125,056

	31 December 2016
	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
Short-term borrowings	546,432	—	—	—	546,432
Notes payable	5,000	—	—	—	5,000
Accounts payable	5,082,470	—	—	—	5,082,470
Interest payable	12,617	—	—	—	12,617
Dividends payable	20,473	—	—	—	20,473
Other payables	614,668	—	—	—	614,668

	6,281,660	—	—	—	6,281,660

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

10	Fair value estimates

The level in which fair value measurement is categorised is determined by the level of the fair value hierarchy of the lowest level input that is significant to the entire fair value measurement:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Unobservable inputs for the asset or liability.

(1)	As at 30 June 2017 (unaudited) and 31 December 2016, the Group does not have any assets measured at fair value on a recurring or non-recurring basis.

(2)	Financial assets and financial liabilities not measured at fair value but with fair value disclosed

Financial assets and financial liabilities measured at amortised cost mainly include: notes receivable, receivables, current portion of entrusted lendings, short-term borrowings, payables and notes payables.

As at 30 June 2017, the carrying amount of these financial assets and liabilities not measured at fair value are a reasonable approximation of their fair value (unaudited).

11	Offseting financial assets and liabilities

(1)	Financial assets

The following financial assets are subject to offsetting arrangements:

	30 June 2017 (unaudited)	31 December 2016
Gross amounts of recognised amounts due from related parties	1,829,825	1,769,403
Gross amounts of recognised amounts due to related parties set off in the balance sheet	(53,526)	(112,823)

Net amounts of amounts due from related parties presented in the balance sheet	1,776,299	1,656,580

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

11	Offseting financial assets and liabilities (continued)

(2)	Financial liabilities

The following financial liabilities are subject to offsetting arrangements:

	30 June 2017 (unaudited)	31 December 2016
Gross amounts of recognised amounts due to related parties	5,870,707	5,195,293
Gross amounts of recognised amounts due from related parties set off in the balance sheet	(53,526)	(112,823)

Net amounts of amounts due to related parties presented in the balance sheet	5,817,181	5,082,470

For the financial assets and liabilities subject to the offsetting arrangements above, the relevant financial assets and liabilities of each operating agreement between the Group and the counterparty, Shanghai Secco Petrochemical Company Limited, are settled on a net basis.

12	Capital management

The Group’s capital management policies aim to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, refund capital to shareholders, issue new shares or sell assets to reduce debts.

The Group’s total capital is calculated as ‘shareholder’s equity’ and ‘total liabilities’ as shown in the consolidated balance sheet. The Group is not subject to external mandatory capital requirements, and monitors capital on the basis of gearing ratio.

As at 30 June 2017, the Group did not have net debt as cash and cash equivalents was greater than short-term borrowings (unaudited). As at 31 December 2016, the Group’s gearing ratio is as follows:

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

13	Notes to major items of the Company’s financial statements

(1)	Accounts receivable

	30 June 2017 (unaudited)	31 December 2016
Amounts due from related parties	886,941	1,207,477
Amounts due from third parties	4,830	3,580

	891,771	1,211,057
Less: Provision for bad debts	(28)	(18)

	891,743	1,211,039

(a)	The ageing of accounts receivable is analysed as follows:

	30 June 2017 (unaudited)	31 December 2016
Within one year	891,712	1,211,018
Over one year but within two years	32	24
Over two years but within three years	22	10
Over three years	5	5

	891,771	1,211,057
Less: Provision for bad debts	(28)	(18)

	891,743	1,211,039

As at 30 June 2017 (unaudited) and 31 December 2016, the Company has no any significant overdue accounts receivable.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

13	Notes to major items of the Company’s financial statements (continued)

(1)	Accounts receivable (continued)

(b)	Accounts receivables are analysed by categories as follows:

	30 June 2017 (unaudited)				31 December 2016
	Gross carrying amount		Provision for bad debts		Gross carrying amount		Provision for bad debts
	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)
Individually significant and subject to separate provision	—	—	—	—	—	—	—	—
Subject to provision by groups:
- Group 1	4,830	0.54	28	0.58	3,580	0.30	18	0.50
- Group 2	886,941	99.46	—	—	1,207,477	99.70	—	—
Individually insignificant but subject to separate provision	—	—	—	—	—	—	—	—

	891,771	100.00	28	—	1,211,057	100.00	18	—

Classification of accounts receivable: refer to Note 2(10(b)).

(c)	Subject to provision by group 1 are as follows:

	30 June 2017 (unaudited)			31 December 2016
	Gross carrying amount	Provision for bad debts		Gross carrying amount	Provision for bad debts
	Amount	Amount	Percentage (%)	Amount	Amount	Percentage (%)
Within one year	4,771	—	—	3,541	—	—
Over one year but within two years	32	10	30.00	24	7	30.00
Over two years but within three years	22	13	60.00	10	6	60.00
Over three years	5	5	100.00	5	5	100.00

	4,830	28	—	3,580	18	—

There are no collateral over the above accounts receivable with provision for bad debts.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

13	Notes to major items of the Company’s financial statements (continued)

(1)	Accounts receivable (continued)

(d)	During the current period, the Company assessed the impairment on an individual basis in accordance with the accounting policy as described in Note 2(10), and there were no provision for accounts receivable that are individually significant or insignificant but assessed for impairment individually (unaudited).

(e)	During the period, the Company had no material account receivables with fully or substantially write-off or write-back of bad debts which had been fully or substantially provided for in prior years (unaudited).

(f)	During the current period, the Company had no significant accounts receivable that are written off (unaudited).

(g)	As at 30 June 2017, top five accounts receivable are summarised as follows (unaudited):

	Amount	Provision for bad debts	Percentage of total accounts receivable
Total amount of top five accounts receivable	846,942	—	94.97%

(h)	Accounts receivable from related parties are analysed as below:

	30 June 2017 (unaudited)			31 December 2016
	Amount	Percentage of total accounts receivable (%)	Provision for bad debts	Amount	Percentage of total accounts receivable (%)	Provision for bad debts
Sinopec Corp., its subsidiaries and joint ventures	808,198	90.63	—	1,113,313	91.93	—
Sinopec Group and its subsidiaries	452	0.05	—	331	0.03	—
Subsidiaries of the Company	5,483	0.61	—	30,696	2.53	—
Associates of the Company	43,982	4.93	—	44,678	3.69	—
Joint ventures of the Company	28,826	3.23	—	18,459	1.52	—

	886,941	99.45	—	1,207,477	99.70	—

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

13	Notes to major items of the Company’s financial statements (continued)

(1)	Accounts receivable (continued)

(i)	There are no accounts receivables derecognised due to the transfer of financial assets during the current period (unaudited).

(j)	As at 30 June 2017, there are no accounts receivables pledged (unaudited) (31 December 2016: Nil).

(2)	Other receivables

	30 June 2017 (unaudited)	31 December 2016
Amounts due from related parties	848,524	827,158
Amounts due from third parties	37,937	34,901

	886,461	862,059
Less: Provision for bad debts	(839,769)	(825,714)

	46,692	36,345

(a)	The ageing of other receivables is analysed as follows:

	30 June 2017 (unaudited)	31 December 2016
Within one year	77,500	64,498
Over one year but within two years	27,159	30,699
Over two years but within three years	31,260	30,950
Over three years	750,542	735,912

	886,461	862,059
Less: Provision for bad debts	(839,769)	(825,714)

	46,692	36,345

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

13	Notes to major items of the Company’s financial statements (continued)

(2)	Other receivables (continued)

(b)	Other receivables by categories are analysed as follows:

	30 June 2017 (unaudited)				31 December 2016
	Gross carrying amount		Provision for bad debts		Gross carrying amount		Provision for bad debts
	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)
Individually significant and subject to separate provision	839,712	94.73	839,712	100.00	825,672	95.78	825,672	100.00
Subject to provision by groups
-Group 1	37,937	4.28	57	0.15	34,901	4.05	42	0.12
-Group 2	8,812	0.99	—	—	1,486	0.17	—	—
Individually insignificant but subject to separate provision	—	—	—	—	—	—	—	—

	886,461	100.00	839,769	—	862,059	100.00	825,714	—

Classification of other receivable: refer to Note 2(10(b)).

(c)	Subject to provision by group 1 are as follows:

	30 June 2017 (unaudited)			31 December 2016
	Gross carrying amount	Provision for bad debts		Gross carrying amount	Provision for bad debts
	Amount	Amount	Percentage (%)	Amount	Amount	Percentage (%)
Within one year	37,798	—	—	34,762	—	—
Over one year but within two years	89	27	30.00	139	42	30.00
Over two years but within three years	50	30	60.00	—	—	—
Over three years	—	—	—	—	—	—

	37,937	57	—	34,901	42	—

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

13	Notes to major items of the Company’s financial statements (continued)

(2)	Other receivables (continued)

(d)	As at 30 June 2017, separate testing for impairment was made in accordance with accounting policies stated in Note 2(10), the following amounts individually significant were subject to bad debt provision, the balance of other receivables from the Company’s consolidated subsidiary Jinyong was RMB839,712 thousands (unaudited) (31 December 2016: RMB825,672 thousands). Jinyong stopped production till now since August 2008. The additions in this year included labor cost, tax expenses and other fixed expenditures, which were paid by the Company on behalf of Jinyong. The Company provided a full bad debt provision based on the assessment on the possibility of recovery of other receivables. No provision was recognised for other receivables which were not individually significant but subject to bad debt provision (unaudited) (As at 31 December 2016:Nil).

(e)	During the current period, the Company had no other receivable with fully or substantially write-off or write-back of bad debts which had been fully or substantially provided for in prior years (unaudited).

(f)	During the current period, the Company had no significant other receivable that are written off (unaudited).

(g)	As at 30 June 2017, the top five other receivables are as follows (unaudited):

	Nature	Amount	Ageing	Percentage of total other receivables	Provision for bad debts
Zhejiang Jinyong	Disbursement fee	839,712	Partially over three years	94.73%	839,712
Jinshan Tax Bureau	Consumption tax refund	31,489	Within one year	3.55%	—
BOC-SPC	Business transaction	7,416	Within one year	0.84%	—
Sinopec Huadong Sales Company Limited	Business transaction	1,217	Within one year	0.14%	—
Shanghai Secco Petrochemical Company Limited (“Shanghai Secco”)	Business transaction	179	Within one year	0.02%	—

		880,013		99.28%	839,712

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

13	Notes to major items of the Company’s financial statements (continued)

(3)	Long-term equity investments

	30 June 2017 (unaudited)	31 December 2016
Subsidiaries (a)	1,718,007	1,718,007
Associates (b)	3,599,909	3,482,354

	5,317,916	5,200,361
Less: Provision for impairment of long-term equity investments	(227,500)	(227,500)

	5,090,416	4,972,861

As at 30 June 2017, the Company has made full provision for the long-term equity investments in its subsidiary Jinyong amounting to RMB227,500 thousands (31 December 2016: RMB227,500 thousands). Jinyong stopped production till now since August 2008. The Company has made full provision for the investment cost based on the estimate of recoverable amount of the Long-term equity investments in this subsidiary.

(a)	Subsidiaries

	31 December 2016	Additional/ negative investment	30 June 2017 (unaudited)	Impairment provision	Cash dividends declared in current period
Toufa	1,473,675	—	1,473,675	—	—
Jinyong	227,500	—	227,500	(227,500)	—

Jinmao	16,832	—	16,832	—	—

	1,718,007	—	1,718,007	(227,500)	—

(b)	Associates

The information relating to the associates of the Company is disclosed in Note 4 (9)(b).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

13	Notes to major items of the Company’s financial statements (continued)

(4)	Fixed assets

	Buildings	Plant and machinery	Vehicles and other equipment	Total
Cost
31 December 2016	3,211,385	39,434,654	1,696,223	44,342,262
Reclassification in current period	(23,066)	20,990	2,076	—
Increase in current period	2,708	—	—	2,708
Transfer from construction in progress	—	147,024	9,597	156,621
Decrease in current period	(1,053)	(67,293)	(10,615)	(78,961)
Transfer to investment properties	(37,639)	—	—	(37,639)
30 June 2017 (unaudited)	3,152,335	39,535,375	1,697,281	44,384,991

Accumulated depreciation
31 December 2016	2,004,056	27,083,128	1,350,153	30,437,337
Reclassification in the current period	312	(719)	407	—
Transfer from investment properties in current year	815	—	—	815
Increase in current period	43,685	700,182	32,743	776,610
Decrease in current period	(1,010)	(62,022)	(10,030)	(73,062)
Transfer to investment properties	(20,952)	—	—	(20,952)
30 June 2017 (unaudited)	2,026,906	27,720,569	1,373,273	31,120,748

Provision for impairment
31 December 2016	50,785	625,423	8,723	684,931
Increase in current period	—	18,874	—	18,874
Write-off in the current period	—	(162)	—	(162)
30 June 2017 (unaudited)	50,785	644,135	8,723	703,643

Carrying amount
30 June 2017 (unaudited)	1,074,644	11,170,671	315,285	12,560,600
31 December 2016	1,156,544	11,726,103	337,347	13,219,994

As at 30 June 2017 (unaudited) and 31 December 2016, the Company had no pledged fixed assets.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

13	Notes to major items of the Company’s financial statements (continued)

(4)	Fixed assets (continued)

For the six months ended 30 June 2017, the depreciation expenses amounted to RMB776,610 thousands (unaudited) (for the six months ended 30 June 2016: RMB801,560 thousands (unaudited)). The amount of depreciation expense charged to cost of sales, selling and distribution expenses, general and administrative expenses were RMB733,590 thousands (unaudited), 4,675 thousands (unaudited) and 38,345 thousands (unaudited) (for the six months ended 30 June 2016: RMB758,425 thousands (unaudited), RMB4,450 thousands (unaudited) and RMB38,685 thousands (unaudited)).

The fixed assets with a carrying amount of RMB95,310 thousands (unaudited) (for the six months ended

30 June 2016: RMB248,947 thousands (unaudited) were transferred from construction in progress.

(5)	Revenue and cost of sales

	Six months ended 30 June
	2017 (unaudited)		2016 (unaudited)
	Revenue	Cost of sales	Revenue	Cost of sales
Main operations	30,295,721	20,160,522	26,937,238	15,302,989
Other operations	242,723	227,050	258,321	213,839

	30,538,444	20,387,572	27,195,559	15,516,828

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

13	Notes to major items of the Company’s financial statements (continued)

(6)	Investment income

	Six months ended 30 June
	2017 (unaudited)	2016 (unaudited)
Investment income accounted for using the equity method (a)	539,227	397,411

There are no severe restrictions on the investee’s ability to transfer investment income to the Company.

(a)	Income from long-term equity investments accounted for using the equity method is as follow:

	Six months ended 30 June
	2017 (unaudited)	2016 (unaudited)
Shanghai Secco	471,880	335,951
Chemical Industrial Park	67,347	61,460

	539,227	397,411

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

13	Notes to major items of the Company’s financial statements (continued)

(7)	Supplementary information on cash flow statements

(a)	Reconciliation from net profit to cash flow from operating activities

	Six months ended 30 June
	2017 (unaudited)	2016 (unaudited)
Net profit	2,563,845	3,134,109
Add: Provision for assets impairment	50,182	139,940
Depreciation of investment properties	7,088	6,676
Depreciation of fixed assets	776,610	801,560
Amortisation of intangible assets	6,159	6,158
Amortisation of long-term prepaid expense	103,293	108,314
Losses on disposal of fixed assets	5,356	24,504
Financial (income)/expenses – net	(93,888)	3,018
Investment income	(539,227)	(397,411)
Decrease/(Increase) in deferred tax assets	5,187	(17,066)
Decrease in deferred income	(5,000)	(5,000)
Increase in inventories	(883,613)	(380,943)
Increase in operating receivables	298,612	(317,212)
(Decrease)/Increase in operating payables	(231,819)	1,044,159
Increase in specific reserve	20,726	37,366
Share-based payments expense	8,102	11,350

Net cash inflow generated from operating activities	2,091,613	4,199,522

(b)	Net increase in cash and cash equivalents

Cash and cash equivalents balance at the end of the period	6,561,956	3,881,881
Less: Cash and cash equivalents balance at the beginning of the period	4,421,143	942,264

Net increase in cash and cash equivalents	2,140,813	2,939,617

SUPPLEMENTARY INFORMATION TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

1	Non-recurring items

	Six months ended 30 June
	2017 (unaudited)	2016 (unaudited)
Net losses on disposal of non-current assets	(5,130)	(23,977)
Government grants recognised through profit or loss	30,548	14,280
Termination benefits	(8,806)	(4,647)
Income from external entrusted lendings	694	1,002
Other non-operating expenses other than those mentioned above	(10,830)	(13,993)
Tax effect for the above items	(1,539)	6,853
Effect on non-controlling interests after tax	(1,041)	(428)

	3,896	(20,910)

Basis of preparation for extraordinary profit and loss

Pursuant to Announcement [2008] Explanatory Announcement No. 1 on Information Disclosure for Companies Offering Their Securities to the Public issued by China Securities regulatory commission (CSRC), extraordinary profit and loss arises in various trading and issues that have no direct relation with the normal operations of a company, or that are related with normal operations but affect the users of the statement to make reasonable judgment of the Company’s operation performance and profitability due to the special and occasional nature of such trading and issues.

SUPPLEMENTARY INFORMATION TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Reconciliation between financial statements prepared under CAS and IFRS

The Company is listed on the Stoke Exchange of Hong Kong. The Group prepared financial statements under International Financial Reporting Standards (“IFRS”) which is audited by PricewaterhouseCoopers. There are reconciliation items in the consolidated financial report prepared under CAS and IFRS, the reconciliation items and the amount are listed as follows:

	Net profit (Consolidated)		Net assets (Consolidated)
	Six months ended 30 June		30 June 2017 (unaudited)	31 December 2016
	2017 (unaudited)	2016 (unaudited)
Under CAS	2,580,153	3,101,763	24,937,403	25,031,318
Adjustments under IFRS -
Government grants (a)	1,005	12,493	(27,078)	(28,083)
Safety production costs (b)	22,015	39,441	—	—

Under IFRS	2,603,173	3,153,697	24,910,325	25,003,235

Notes:

(a)	Government grants

Under CAS, government subsidies defined as capital contributions according to the relevant government requirements are not considered a government grant, but instead should be recorded as an increase in capital reserve.

Under IFRS, such grants are offset against the cost of asset to which the grants are related. Upon transfer to property, plant and equipment, the grant is recognised as income over the useful life of the property, plant and equipment by way of a reduced depreciation charge.

(b)	Safety production costs

Under CAS, safety production costs should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, expenses are recognised in profit or loss when incurred, and property, plant and equipment are depreciated with applicable methods.

SUPPLEMENTARY INFORMATION TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

3	Return on net assets and earnings per share

	Weighted average return on net assets (%)		Earnings per share
			Basic (RMB)		Diluted (RMB)
	Six months ended 30 June		Six months ended 30 June
	2017 (unaudited)	2016 (unaudited)	2017 (unaudited)	2016 (unaudited)	2017 (unaudited)	2016 (unaudited)
Net profit attributable to ordinary shareholders of the Company	9.821	14.465	0.238	0.287	0.238	0.287
Net profit attributable to shareholders of the Company excluding non-recurring items	9.805	14.555	0.238	0.289	0.238	0.288

WRITTEN CONFIRMATION ON THE 2017 INTERIM REPORT ISSUED BY DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Pursuant to the requirements of Article 68 of the Securities Law and the relevant requirements of Contents and Formats of Information Disclosure by Listed Companies No. 3 – Contents and Formats of Interim Reports (Revised in 2016), we, being Directors, Supervisors and the senior management of the Company, having carefully studied and reviewed the Company’s 2017 interim report, are of the view that: the Company is in strict compliance with the standardised regulations of financial system of joint stock companies and the 2017 interim report gave a true and fair view of the financial position and operating results of the Company. We warrant that the information contained in the 2017 interim report is true, accurate and complete, and that there are no false or misleading statements contained in or material omissions from this report. We jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report.

Signature:

Directors:

/s/ Wang Zhiqing	/s/ Wu Haijun	/s/ Gao Jinping	/s/ Jin Qiang
Wang Zhiqing	Wu Haijun	Gao Jinping	Jin Qiang

/s/ Guo Xiaojun	/s/ Zhou Meiyun	/s/ Lei Dianwu	/s/ Mo Zhenglin
Guo Xiaojun	Zhou Meiyun	Lei Dianwu	Mo Zhenglin

/s/ Zhang Yimin	/s/ Liu Yunhong	/s/ Du Weifeng	/s/ Li Yuanqin
Zhang Yimin	Liu Yunhong	Du Weifeng	Li Yuanqin

Supervisors:

/s/ Zuo Qiang	/s/ Li Xiaoxia	/s/ Zhai Yalin	/s/ Fan Qingyong
Zuo Qiang	Li Xiaoxia	Zhai Yalin	Fan Qingyong

/s/ Zheng Yunrui	/s/ Choi Ting Ki
Zheng Yunrui	Choi Ting Ki

Senior Management:

/s/ Jin Wenmin
Jin Wenmin

CORPORATE INFORMATION

(1)	Corporate Information
Legal Chinese Name of the Company
Abbreviation for Legal Chinese Name of the Company
	Legal English Name of the Company		Sinopec Shanghai Petrochemical Company Limited
	Abbreviation for Legal English Name of the Company		SPC
	Legal Representative of the Company		Wang Zhiqing

(2)	Contact Persons and Contact Details
		Secretary to the Board	Securities Affairs Representative
	Name	Guo Xiaojun	Wu Yuhong
	Address	48 Jinyi Road, Jinshan District,	48 Jinyi Road, Jinshan District,
		Shanghai, PRC	Shanghai, PRC
		Postal Code: 200540	Postal Code: 200540
	Tel	8621-57943143	8621-57933728
	Fax	8621-57940050	8621-57940050
	E-mail	guoxiaojun@spc.com.cn	wuyh@spc.com.cn

CORPORATE INFORMATION (continued)

(3)	Basic Information
	Registered Address	48 Jinyi Road, Jinshan District, Shanghai, PRC
	Postal Code of Registered Address	200540
	Business Address	48 Jinyi Road, Jinshan District, Shanghai, PRC
	Postal Code of Business Address	200540
	Principal Place of Business in Hong Kong	Room 605, 6/F, Island Place Tower, 510 King’s Road, North Point, Hong Kong
	Website of the Company	www.spc.com.cn
	E-mail address	spc@spc.com.cn

(4)	Information Disclosure and Place for Access to Information
	Designated newspapers for the publication of Company announcements	“Shanghai Securities News”, “China Securities Journal” and “Securities Time”
	Websites for the publication of the Company’s interim report	Shanghai Stock Exchange website, Hong Kong Stock Exchange website and the website of the Company
	Location of keeping of the Company’s interim report	Secretariat Office of the Board, 48 Jinyi Road, Jinshan District, Shanghai, PRC

(5)	Shares Profile of the Company

	Share Type	Place of listing of the shares	Stock Short Name	Stock Code

	A Shares	Shanghai Stock Exchange		600688
	H Shares	Hong Kong Stock Exchange	SHANGHAI PECHEM	00338
	American Depository Receipts (ADR)	New York Stock Exchange	SHI	—

CORPORATE INFORMATION (continued)

(6)	Other Information

Auditors engaged by the Company (Domestic):
Name	PricewaterhouseCoopers Zhong Tian LLP
Address	11/F, PricewaterhouseCoopers Center, 2 Corporate Avenue,
202 Hubin Road, Huangpu District, Shanghai 200021, PRC

Auditors engaged by the Company (International):
Name	PricewaterhouseCoopers
Address	22/F Prince’s Building, 10 Chater Road, Central, Hong Kong

Legal advisors:

PRC Law:	Haiwen & Partners

20th Floor, Fortune & Finance Center
No. 5 Dong San Huan Central Road
Chaoyang District, Beijing, PRC
Postal Code:100020

Hong Kong Law:	Freshfields Bruckhaus Deringer
11th Floor, Two Exchange Square
Central, Hong Kong

United States Law:	Morrison & Foerster
425 Market Street
San Francisco, California 94105-2482
U.S.A.

Joint Company Secretaries:

Guo Xiaojun, Ng Sin Yee, Clare

Authorised Representatives for Hong Kong Stock Exchange:

Wang Zhiqing, Guo Xiaojun

H Shares Share Registrar:

Hong Kong Registrars Limited

Shops 1712-1716,17 Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

Depositary:

The Bank of New York Mellon

Computershare

P.O. Box 30170

College Station, TX 77842-3170, U.S.A

Number for International Calls: 1 201-680-6921

Email:shrrelations@cpushareownerservices.com

Website:www.mybnymdr.com